A year in a world of **Specialty Chemicals**

innospec
specialty chemicals

a great start to ar


aroma
fine chemicals
CAR PARK






NASDAQ


innospec


innospec
(IOSP)
NASDAQ


in a world of specialty chemicals
innosp
specialty chemicals







exciting year

Innospec is an exciting and innovative company. We are growing fast and evolving all the time in response to the changing needs of our customers and our ...sire to deliver excellent shareholder value.









As President and Chief Executive Officer I am proud to have presided over what has been a remarkable year in our history. Put simply, we have been on an incredible journey that has transformed our business and left us reborn and reinvigorated.

Today Innospec is strong and profitable and we have many reasons to feel proud of our achievements. We have built a truly sustainable business that is making a positive contribution to the global specialty chemicals market. Our people are energized and confident and all our businesses are working together with one focus and one direction.

With manufacturing bases in many countries and a worldwide distribution network in place, we have the resources to operate a global distribution network across our entire product range when required. The markets for our excellent Fuel Specialties and Performance Chemicals products are also expanding, creating plenty of opportunities for the future.

Our approach to product development and new technology is also paying dividends. We put in place a comprehensive research and development program that was based on a real commitment to innovation. We are now reaping the rewards.

All this success has been achieved by following a new strategic direction. This was brought to life in the successful launch of our new name and corporate identity in 2006. We wanted to tell the world that our future lay in the development of innovative specialty chemicals. The response from our customers and shareholders was extremely enthusiastic.

Our subsequent switch to NASDAQ from the New York Stock Exchange put us firmly on the map as an exciting and innovative company to watch. Over the course of 2006 our share price trebled and our reputation was enhanced immeasurably. What is more, we achieved this amazing transformation in less than 12 months.

While it is important to reflect on what our company achieved in 2006, these events are now history. Our attention today is focused on driving the business forward to even greater heights in 2007 so that we may once more increase shareholder value. The bar of expectation has been raised but we are ready for the challenge.



Paul Jennings
President and Chief Executive Officer



turning up the heat

Innospec's dynamic Fuel Specialties business leads the market in innovative additive technology for everything from petroleum-based fuels to coal and biofuels. We are the largest dedicated supplier of heavy fuel oil treatments in the world.

Our business comprises a number of dedicated teams, each serving the needs of a specific market sector. We have teams focused on the refinery, power, heating, marine, performance specialties and fuel borne catalysts markets.

With sales rising quickly and a growth rate that is outpacing the competition, Fuel Specialties is growing stronger by the day. Recent initiatives are helping to drive the business forward and ensure success is sustained over the long term.

We are expecting high growth from the Asia-Pacific market and we have expanded our sales operations into China, Korea and India to take advantage of this potential. Our focus on the delivery of excellent customer service has resulted in a number of key partners being turned into large customers, particularly in Asia-Pacific.

Thanks to the recent restructuring of our operations, Fuel Specialties is also a much fitter and more streamlined business today with a much lower cost base. Changes made to both the supply chain and sales organization structure within Europe, the Middle East and Africa, is giving us a real competitive edge.

Our ability to look forward and react quickly has also ensured we are taking full advantage of the recent legislative changes affecting our markets in the Americas. A good example is Ultra Low Sulfur Diesel. Our new Legal Diesel range is doing very well in North America.

With a whole raft of new legislation on fuel already in the pipeline we know there are some fantastic opportunities ahead that will allow us to capture yet more of the fuel additive market. We have lost no time in planning for these developments.

The key to our continued success remains our hard work and commitment, alongside our willingness to push forward innovative new technologies. Our coordinated approach to research and development is generating a stream of new products.



Our highly experienced Fuel Specialties sales team can offer additional advice and guidance on a wide range of subjects including key market trends, current and proposed legislation, country specific issues and the logistics of distribution across vast geographic regions.

With our research expertise and laboratory testing facilities, we can also provide hands-on support when it comes to finding a fuel treatment solution that delivers optimum performance at minimal cost.

Not surprisingly, this combination of local market knowledge and technical expertise is helping us develop exciting new Fuel Specialties products that will increase our market share and open up new markets for many years to come. This is a profitable business making a major contribution to Innospec's overall financial performance.




Fuel Specialties

Innospec's Fuel Specialties business specializes in manufacturing and supplying the fuel additives that help improve fuel efficiency, boost engine performance and reduce harmful emissions. Our products are used in the efficient operation of automotive, marine and [illegible] generators and domestic heating [illegible]

adding the Value

Innospec's Performance Chemicals business has undergone a dramatic transformation in fortunes over the last 12 months. The business has been turned around and is now making a positive contribution to overall profits.

Our Performance Chemicals business is an incubator for businesses that we need to nurture and grow. The products that they manufacture are used in a wide range of industrial processes and everyday products.

These products include the well-known Finetex brands of surfactants and emollients and a range of synthetic aromas from our Aroma Fine Chemicals business, such as the widely used synthetic Lilestralis® fragrance. We also manufacture EDDS environmentally friendly chelating agents, a number of popular anti-static additives and the successful Leuna branded waxes.

Many of our additives end up as key ingredients in our customers' products, to improve performance and differentiate the product from its competitors. Other additives are designed to provide specific solutions to common manufacturing problems such as static build up during certain industrial processes.

With such a broad range of applications, the potential market for our Performance Chemicals business is truly global. We have a strong presence in North America and Europe and we are poised for expansion into Asia-Pacific, the Middle East, Africa and Latin America where demand for more sophisticated products is growing rapidly, particularly in the personal care market.

Aroma Fine Chemicals is poised for rapid growth in 2007. With a renewed focus and additional investment in manufacturing capacity, efficiency and information systems, this has given the business extra impetus.

To take advantage of the numerous operational synergies between Finetex and our Prochem business, which is located in nearby High Point, North Carolina, we decided to merge these two businesses together in early 2007 into Innospec Performance Chemicals U.S. Co. This business in North America is also winning new contracts and growing its customer base. A transfer of production from New Jersey to North Carolina in 2006 further improved production efficiency. Looking forward, the business will continue to focus on value added product ranges and key accounts.

In the UK, improved sales of our biodegradable chelating agent, combined with lower raw material costs, are helping to boost profits in the Performance Chemicals UK business. Further opportunities to expand the UK EDDS business have already been identified for 2007. Our team is also extending the application of our anti-static additives into the pulp and paper, oilfield and electronic chemicals markets.

Our Innospec Leuna business continued to perform above expectations and is now an integral part of the Innospec group of companies.

Across all our Performance Chemicals businesses the focus is to identify those market sectors where our additives will have the greatest impact. Using the knowledge, skills and expertise of our teams in the United States, the UK and Germany, we are confident we can capitalize on these opportunities by turning practical and innovative chemistry into real customer benefits.

Performance Chemicals

Innospec's Performance Chemicals business includes a number of companies who manufacture performance chemicals used in a wide range of industrial processes and everyday products. Our products are used in the manufacture of such items as personal care products through to household detergents and crop protection chemicals. They are also used in the manufacture of plastics, paper and in the metal plating and oil industries.

focus on the future

Octane Additives is still a key part of Innospec's business worldwide and our management team is focused on maximizing shareholder value from TEL supply while monitoring and reducing production in line with global demand in a responsible manner.

Despite declining sales in the product, the profits from our TEL business remain high and the management skills of our Octane Additives team are helping to ensure this business continues to contribute to our profits for the foreseeable future.

In 2006 we drove through the introduction of a new innovative manufacturing approach designed to better align manufacturing capacity with market demand. This has brought substantial benefits. It has streamlined our production of TEL and made our operations highly efficient.

With our unique market knowledge, gained over many years in the industry, we can offer comprehensive advice and guidance to customers migrating to unleaded fuel by ensuring the continuity of TEL supply during their phase-out period. In addition to supplying TEL, our team provides comprehensive safety training, technical and engineering support.

Our understanding can help governments resolve numerous political, economic and environmental issues and ensure the move to unleaded fuel is managed as smoothly as possible.

Indeed, there are many factors that contribute to a successful transition to unleaded fuel and our experience of previous projects, working with both the oil industry and government officials, often proves invaluable. We can help customers set a realistic timescale for the change, taking into account the relevant environmental and manufacturing issues involved.

As part of our global Octane Additives business we also operate Innospec Environmental. This business provides a complete decommissioning and remediation service for redundant lead alkyl blending plants and many other highly hazardous materials.



Our experts also carry out cleaning and deconstruction of bulk chemical ships, arsenic contaminated vessels and ground remediation projects. Our aim is to provide a safe yet cost-effective and environmentally sensitive solution.

While we know the longer-term pattern of decline for TEL is not going to change, we are confident that we can make the most of the existing market and continue to generate profits for the foreseeable future. At the same time we are committed to using our expertise and knowledge of the industry to cultivate new revenue streams, particularly in the area of environmental services.



Octane Additives

Innospec's Octane Additives business is the worlds only producer of tetra ethyl lead (TEL). TEL is still by far the most cost-effective octane enhancer for treating the automotive gasoline used by vehicles running on leaded fuel. These vehicles do not have catalytic converters. TEL is also the best additive for improving the yield of refined gasoline from crude oil.






Octane Additives









In a year where we saw transition

Although TEL sales fell as expected in 2006, we ensured that profits from the business were maximized through innovative management. New manufacturing systems were introduced to streamline production and increase the efficiency of our operations. It was important to maintain this focus as our specialty chemicals businesses surged forward. During 2006 there was a fundamental transition in our business and we reached a decisive inflection point. For the first time, Fuel Specialties and Performance Chemicals accounted for the major portion of our sales.


ready to do business

Innospec employs almost 1000 people in 23 countries and our business has a turnover in excess of $500 million. By combining worldwide resources with a network of local sales teams, we can offer a quick response to changing market conditions and satisfy the demands of our customers wherever they are based.

As a company we are committed to building a business that will meet the needs of our generation without compromising the ability of future generations to do the same. This principle of sustainable development can be seen in our approach to safety, health and environmental issues and in our drive to deliver the very best performance at all times.

We also believe in the highest standards of corporate governance and the importance of integrity across our business dealings. Our directors and employees subscribe to a Code of Ethics, which provides us with a framework for conducting business at all levels within our organization.

Through substantial investment in innovation and product development, we are creating an ongoing stream of new products that is helping our business compete in both new and existing markets.

But our most valuable asset is our people. Innospec is a company built on talent, knowledge and experience. We invest in our people and encourage them to excel in all they do. This is what sets us apart from our competitors and it is the reason why our people are able to drive forward change so effectively.

In 2006 our teams around the world worked together to deliver a new strategic approach characterized by innovative product development, increased efficiencies, a lower cost base and a commitment to growth.

It is our people who will make this another very successful year for our customers and shareholders alike.



INNOSPEC INC.

220 Continental Drive
Newark, DE 19713

PAUL W. JENNINGS
President and Chief Executive Officer

Dear Stockholder:

March 30, 2007

You are cordially invited to attend the Annual Meeting of Stockholders of Innospec Inc. (the "Corporation"), which will be held on May 8, 2007 at 10:00 a.m. local time, in the Boardroom, the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, USA. Stockholders are advised to arrive at the reception area at 09.30 a.m. to allow sufficient time for security clearance.

The Notice of Meeting, Proxy Statement, Proxy Form and Annual Report of the Corporation are included with this letter. The matters listed in the Notice of Meeting are more fully described in the Proxy Statement.

It is important that your shares are represented and voted at the Annual Meeting, regardless of the size of your holdings. Accordingly, please mark, sign and date the enclosed Proxy Form and return it promptly in the enclosed reply envelope which requires no postage if mailed in the United States of America. If you sign and return your Proxy Form without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the directors' recommendations as set forth in the attached Proxy Statement.

Sincerely,



PAUL W. JENNINGS
President and Chief Executive Officer

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TABLE OF CONTENTS

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INNOSPEC INC.

220 Continental Drive
Newark, DE 19713
U.S.A.

Notice of Annual Meeting of Stockholders

May 8, 2007

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Stockholders of Innospec Inc. (the "Corporation") will be held at 10:00 a.m. local time on May 8, 2007 in the Boardroom, the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, USA for the following purposes:

1. To re-elect two current directors to serve until the 2010 Annual Meeting;
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2007; and
3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 12, 2007 as the date of record for the meeting and only stockholders of record at the close of business on that date will be entitled to vote at the meeting or any postponement or adjournment thereof. A list of such stockholders will be available for examination by any stockholder for any purpose germane to the meeting both at the meeting and during normal business hours at the Corporation's offices at 220 Continental Drive, Newark, DE 19713, U.S.A. for a period of 10 days prior to the meeting.

A proxy statement, form of proxy and a copy of the annual report on Form 10-K of the Corporation for the year ended December 31, 2006 are enclosed.

By Order of the Board of Directors,



Andrew Hartley
Vice President and General Counsel

March 30, 2007

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON AND REGARDLESS OF THE NUMBER OF SHARES YOU OWN, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY FORM AND MAIL IT PROMPTLY IN THE ENVELOPE PROVIDED TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED. YOU MAY NEVERTHELESS VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING. IN ADDITION, YOUR PROXY IS REVOCABLE AT ANY TIME BEFORE IT IS VOTED BY WRITTEN NOTICE TO THE SECRETARY OF THE CORPORATION OR BY DELIVERY OF A LATER DATED PROXY.

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INNOSPEC INC.

220 Continental Drive
Newark, DE 19713
U.S.A.

PROXY STATEMENT
March 30, 2007
for
Annual Meeting of Stockholders
To Be Held On May 8, 2007

This proxy statement (the "Proxy Statement") is being furnished to the holders of common stock, par value $0.01 per share (the "Common Stock"), of Innospec Inc., a Delaware corporation (the "Corporation") in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Corporation (the "Board of Directors" or the "Board") for use at the annual meeting of stockholders to be held on May 8, 2007 at 10:00 a.m. local time, and at any adjournments or postponements thereof (the "Annual Meeting"). The purpose of the Annual Meeting is:

- to re-elect two directors to the Board,
- to ratify the appointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for the 2007 fiscal year.

Record Date and Quorum

This Proxy Statement, the Proxy Form and the Corporation's Annual Report to Stockholders on Form 10-K are being mailed on or about April 5, 2007 to holders of record of the Common Stock at the close of business on March 12, 2007 (the "Record Date"). Each outstanding share of Common Stock entitles the holder thereof as of the record date to one vote (or where a part share shall be owned, a proportionate part of the vote of one share) on each matter to come before the Annual Meeting. As of the Record Date, excluding treasury stock, there were 11,917,461 shares of Common Stock outstanding. There are no other outstanding voting securities of the Corporation other than the Common Stock.

The presence at the Annual Meeting in person or by proxy of the holders of a majority of the shares of Common Stock outstanding and entitled to vote will constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are treated as present and entitled to vote, and therefore are counted in determining the existence of a quorum. At the Annual Meeting, election inspectors will determine whether or not a quorum is present.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner with respect to such item.

Proxies

If the enclosed proxy form (the "Proxy Form") is properly signed, dated and returned to the Corporation, the individuals identified as proxies thereon will vote the shares represented by the Proxy Form in accordance with the directions noted thereon. If you do not indicate how your shares should be voted on a matter, the shares represented by your properly completed Proxy Form will be voted as the Board of Directors recommends. The

Corporation's management does not know of any matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. If other matters are presented, all proxies will be voted in accordance with the recommendations of the Corporation's Board of Directors unless the stockholder otherwise specifies in the Proxy Form.

Returning your completed Proxy Form will not prevent you from voting in person at the Annual Meeting if you are present and wish to vote. In addition, you may revoke your proxy at any time before it is voted by sending written notice of revocation or by submission of a properly executed proxy bearing a later date to the Secretary of the Corporation prior to the Annual Meeting at the Corporation's principal executive offices at the address above.

Required Votes

Proposal One (Re-Election of Directors): The election of directors is decided by the affirmative vote of a plurality of the votes duly cast by holders of all shares entitled to vote in the election. Abstentions and broker "non-votes" are not counted as votes cast for the purpose of electing directors. Accordingly, abstentions and broker "non-votes" will not be taken into account and, therefore, will not affect the outcome of the election of directors.

Proposal Two (Ratification of Appointment of Independent Registered Public Accounting Firm): The affirmative vote of the majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to ratify the appointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2007. A broker or nominee has discretion to vote on this matter. Accordingly, both abstentions and broker "non-votes" will be treated as present and entitled to vote and, therefore, will have the effect of votes against this proposal.

PROPOSAL ONE
(Item 1 on the Proxy Form)

Re-election of Current Directors

The Bylaws of the Corporation provide that the number of directors shall be not less than three nor more than twelve members, the exact number of which shall be determined from time to time by resolution adopted by the Board of Directors, and that the Board shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. By resolution of the Board of Directors dated March 10, 2006, the Board of Directors reduced the number of members on the Board of Directors from eight to seven effective May 2, 2006; three in Class I, two in Class II and two in Class III and the appointments of the directors in such Classes expire at the Annual Meetings of the Corporation in 2008, 2009 and 2007, respectively.

Two directors in Class III, Dr. Robert E Bew and Mr. Martin M. Hale, whose terms expire at the upcoming Annual Meeting, have been nominated for re-election to serve until the Corporation's 2010 Annual Meeting. See "Management—Nominees for Director" for information with respect to Dr. Bew and Mr. M Hale. The Corporation believes that Dr. Bew and Mr. M Hale are willing to be elected and to serve. In the event that the nominee is unable to serve or is otherwise unavailable for election the incumbent Board may or may not select a substitute nominee. If a substituted nominee is selected, all proxies will be voted for the person selected.

The election of directors at the Annual Meeting requires a plurality of the votes actually cast by the stockholders present (in person or by proxy) at the meeting and entitled to vote. There is no cumulative voting as to any matter, including the election of directors.

The Board of Directors recommends a vote "FOR" the re-election of the nominee current directors.

PROPOSAL TWO
(Item 2 on the Proxy Form)

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the accounting firm of PricewaterhouseCoopers LLP to serve as independent registered public accounting firm of the Corporation with respect to the 2007 fiscal year to examine the financial statements of the Corporation for the fiscal year ending December 31, 2007 and to perform other appropriate accounting services. PricewaterhouseCoopers LLP served as the Corporation's independent registered public accounting firm for fiscal year 2006.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to questions and to make a statement if such representative desires to do so. If the stockholders do not ratify this appointment by the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting, the Audit Committee will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2007.

MANAGEMENT

The following sets forth certain information as of March 12, 2007 with respect to the Corporation's nominees for director, the Corporation's continuing directors and certain officers of the Corporation and its subsidiaries (including all executive officers of the Corporation). Officers of the Corporation serve at the discretion of the Board of Directors.

Nominees for Director

Class III Directors who will serve until the 2007 Annual Meeting and are seeking re-election

Dr. Robert E. Bew—Director and Chairman since May 7, 1998 Age: 70

Dr. Robert Bew serves as Non-Employee Chairman of the Corporation. Until January 1, 2001 he was Chairman of the European Process Industries Competitiveness Centre, an organization specializing in increasing competitiveness in process industries, and until 2002 he was Chairman of the Teesside Chemical Initiatives (TCI). He spent over 35 years with ICI, most recently as CEO of ICI's International Chemical & Polymer division based in Teesside, U.K. Previously he served as head of ICI Corporate Planning and between 1995 and 1997 he was also Chairman of Phillips Imperial Petroleum Ltd., a refinery joint venture between ICI and Phillips Petroleum. Dr. Bew is a member of the Nominating and Corporate Governance Committee.

Martin M. Hale—Director since February 27, 1998 Age: 66

Martin Hale is a Director of Chemtura Corporation (formerly Great Lakes Chemical Corporation ("Great Lakes") which merged with Crompton Corporation to form Chemtura Corporation on July 1, 2005), having been a Director of Great Lakes since 1978 and from 1995 until May 2000 served as Chairman. Prior to 1983, Mr. Hale was President and Chief Executive Officer of Marsh & McClennan Asset Management Company. From 1983 to 2001 Mr. Hale was Executive Vice President and Partner of Hellman Jordan Management Co, a registered investment adviser. He also serves as a Trustee of the Museum of Fine Arts, Boston. Martin Hale is the brother of Charles Hale who is also a Director of the Corporation. Mr. Martin Hale is the Chairman of the Audit Committee.

Continuing Directors

Class I Directors who will serve until the 2008 Annual Meeting

Charles M. Hale—Director since May 7, 1998 Age: 71

Charles Hale is Executive Chairman of Polar Capital Partners Limited, a London based asset management company regulated by the UK's Financial Services Authority. Prior to 2002, he was Vice Chairman of CSFB Europe Limited, having been Chairman of Donaldson, Lufkin & Jenrette International, the London based subsidiary of Donaldson Lufkin & Jenrette Inc., until its acquisition by Credit Suisse First Boston in November 2000. Prior to 1984, he was a general partner of Lehman Brothers Kuhn Loeb and Managing Director of AG Becker International. Mr. Hale is a graduate of Stanford University and Harvard Business School. Charles Hale is the brother of Martin Hale who is also a director of the Corporation. Mr. Charles Hale is a member of the Audit and Compensation Committees.

Samuel A. Haubold—Director since November 19, 2002 Age: 68

Samuel A. Haubold regularly serves as an arbitrator and mediator of international commercial disputes. He is currently affiliated with Littleton Chambers, a chamber of barristers in London. Prior to his retirement in July 2003, Mr. Haubold had been the Senior Partner of Kirkland & Ellis International in London since 1995. Mr. Haubold is a graduate of the Harvard Law School and is a member of the Advisory Council of the Institute of the Americas, University of London. Mr. Haubold is the Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.

Hugh G. C. Aldous—Director since January 11, 2005 Age: 62

Hugh Aldous is a partner at RSM Robson Rhodes, Chartered Accountants and Management Consultants where he served as Chief Executive Officer from 1987 to 1997. Mr. Aldous currently serves as Chairman of Eastern European Trust plc, a London listed co-investor in Russia and Eastern Europe. Mr. Aldous is also a non-executive director of two UK listed public investment companies Henderson TR Pacific Investment Trust plc and Elderstreet Venture Capital Trust plc. Mr. Aldous was a member of the UK Competition Commission, has authored several reports on corporate governance issues, has served as the audit committee chairperson for several companies and currently chairs the audit committee of one public company and serves as a member of the audit committee of another. Mr. Aldous is a member of the Audit Committee.

Class II Directors who will serve until the 2009 Annual Meeting

James M. C. Puckridge—Director since May 7, 1998 Age: 71

James Puckridge was Chairman of Elf Atochem U.K. Ltd., a position he assumed in 1990, until his retirement on December 31, 1998. Prior to that he was Managing Director of the same organization. He is a past President of the British Plastics Federation and a former Council Member of the Chemical Industries Association, where he was Chairman of the General Purpose and Finance Committee. He has been Chairman of the Trustees of the Innospec Limited Pension Plan since October 3, 2000. Mr. Puckridge is Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

Paul W. Jennings—Director since June 23, 2005 Age: 49

Paul Jennings serves as President and Chief Executive Officer of the Corporation, having been appointed to this position on June 23, 2005. Prior to this he served as Executive Vice President and Chief Financial Officer having joined the Corporation in November 2002. Before joining the Corporation, Mr. Jennings served as Chief Financial Officer for Griffin LLC, a joint venture between Griffin Corporation and Du Pont in the crop protection chemical industry based in the USA. From 1986 to 1999, Mr. Jennings held the positions of Chief Financial Officer and Vice President—Finance for various divisions and regions of Courtaulds plc working in Europe, USA and Singapore spanning the fiber, chemical, film and coating industries. Mr. Jennings was appointed as a non-executive director of Exide Technologies with effect from September 18, 2006.

Officers (other than those who are directors and listed above)

Ian Cleminson (Appointed July 3, 2006) Age: 41

Ian Cleminson serves as Executive Vice President and Chief Financial Officer to the Corporation, having joined it in February 2002. Prior to his appointment as Chief Financial Officer, Mr. Cleminson was Financial Controller for the Fuel Specialties and Performance Chemicals divisions within Innospec. He joined the Corporation from BASF plc where between 1999 and 2002 he served as Financial Controller of their Superabsorbants division. Previously, he worked as a senior manager with KPMG, the global accountancy firm, having worked as an accountant in private practice since 1989.

Andrew Hartley (Appointed November 1, 2004) Age: 50

Andrew Hartley serves as Vice President and General Counsel to the Corporation, having been appointed as Corporate Secretary on November 1, 2004. Prior to this, Mr. Hartley was Company Secretary and General Counsel of BASF plc, the UK subsidiary of the global chemical company, BASF AG. He has held in-house legal positions since 1990, prior to which he worked in private practice.

Dr. Catherine Hessner (Appointed August 12, 2003) Age: 48

Cathy Hessner serves as Senior Vice President, Human Resources of the Corporation, having joined it in March 2003. Prior to joining the Corporation, she served as European Human Resources Director for Nova Chemicals, a US commodity chemicals company. From 1995 to 1999, Dr. Hessner served as European HR Director, based in the UK, for Anheuser-Busch, the U.S. brewing corporation and, prior to that, spent nine years with various divisions of Mars Incorporated in a variety of human resources and general business roles.

Dr. Ian McRobbie (Appointed May 7, 2002) Age: 58

Ian McRobbie serves as Senior Vice President, Research and Technology, having joined the Corporation in January 2002. Between 1989 and 2002 he was Technical Director of A H Marks and Company Ltd., a privately owned British chemical company operating in agrochemical and specialty chemical markets. Prior to this, he worked in senior research and manufacturing roles for Seal Sands Chemical Co. Ltd. (a wholly owned subsidiary of the Hexcel Corporation based in California) and BTP plc (now part of Clariant).

Richard T. Shone (Appointed May 7, 2002) Age: 59

Richard Shone serves as Vice President, Safety, Health and Environment of the Corporation, having joined the Corporation in a similar capacity in May 1997. Prior to that, from 1986, he served as General Manager, Group Safety Hazards and Environment of Laporte plc, having previously worked for the U.K.'s Health and Safety Executive.

Patrick Williams (Appointed September 6, 2005) Age: 42

Patrick Williams serves as Executive Vice President and President, Fuel Specialties of the Corporation. Prior to holding this position, Mr. Williams held a number of senior management and sales leadership positions in Innospec Fuel Specialties LLC, latterly acting as the Chief Executive Officer of this business. Before joining Starreon Corporation in 1993 prior to the joint venture with Innospec Inc., Mr. Williams established a number of businesses and currently holds equity positions in a small exploration and oil production company and a real estate business.

Mr. James Lawler, former Executive Vice President and Chief Financial Officer, resigned effective July 3, 2006. W. Martin Dawson, former Senior Vice President and Managing Director, Performance Chemicals, resigned as an officer effective May 1, 2006.

Family Relationships

Charles Hale, who is a director of the Corporation, is the brother of Martin Hale, who is also a director of the Corporation. There are no other family relationships between any of the persons referred to in the sections "Nominees for Director", "Continuing Directors" or "Officers" above.

LEGAL PROCEEDINGS

The Corporation's Form 10-K dated March 16, 2007, a copy of which is enclosed with this Proxy Statement and which was filed with the SEC on March 16, 2007 sets forth details of legal proceedings in which the Corporation is involved. Information relating to such legal proceedings is incorporated herein by reference.

No director or officer and to our knowledge no affiliate of the Corporation or any associate of any director or officer is involved, or has a material interest in, any proceedings which would have a material adverse effect on the Corporation.

Item 103 of Regulation S-K requires disclosure of administrative or judicial proceedings arising under any federal, state or local provisions dealing with protection of the environment, if the monetary sanctions might exceed $100,000. There are currently no such proceedings.

Except as described above, there are no other material pending legal proceedings to which the Corporation or any of its subsidiaries is a party, or of which any of their property is subject, other than ordinary, routine litigation incidental to their respective businesses.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize stockholder value in a manner consistent with all applicable legal and regulatory requirements as well as the highest standards of business ethics and integrity. The Corporation has adopted a set of Corporate Governance Guidelines available on the Corporation's website, including specifications for director qualification and responsibility, which the Board and senior management believe promote this purpose and represent best practices. The Board of Directors believes that corporate governance is an evolving process and periodically reviews and updates the Corporate Governance Guidelines.

The guidelines can be accessed electronically in the Investor Relations section of our website, www.innospecinc.com, by writing to Investor Relations at Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, England, or by e-mailing investor@innospecinc.com.

Information about the Board of Directors

Attendance

The Board of Directors met four times and the Committees of the Board met a total of nineteen times during fiscal year ended December 31, 2006. Directors are expected to attend all Board Meetings and meetings of committees on which they serve. All of the directors attended the 2006 Annual Meeting. Each of the directors attended all of the meetings of the Board and meetings of committees of the Board on which he served in person or by teleconference.

Independent Board of Directors

The Board of Directors, after considering broadly all relevant facts and circumstances of which it is aware, including those matters set forth under "Certain Other Transactions and Relationships" and under "Management—Family Relationships", has determined that a majority of its members are independent within the meaning of the NASDAQ Stock Market listing rules applicable on the date hereof.

The Corporation adopted the following standards for director independence in compliance with NASDAQ's corporate governance listing standards.

1. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Corporation or its wholly-owned subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Corporation). These determinations must be disclosed.

2. The Board has established the following criteria for determining director independence:

a. A director who is an employee, or whose immediate family member is an executive officer of the Corporation is not "independent" until three years after the end of such employment relationship;

b. A director who receives, or whose immediate family member receives, more than $60,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not "independent" until three years after he or she ceases to receive more than $60,000 per year in such compensation;

c. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external registered public accounting firm of the Corporation is not "independent" until three years after the end of the affiliation or the employment or auditing relationship;

d. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship; and

e. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $200,000, or 5% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

The Board determined that each member of the Board, except for Mr. Jennings, meets the aforementioned independence standards. Mr. Jennings does not meet the aforementioned independence standards, because, as the current President and Chief Executive Officer of the Corporation, he is an employee of the Corporation.

With effect from March 22, 2006 the Corporation voluntarily withdrew its common stock listing from the New York Stock Exchange ("NYSE") and listed its common stock on the NASDAQ Stock Market ("NASDAQ"). Rule 4200(a)(15) of NASDAQ's Marketplace Rules sets forth the applicable criteria for determining director independence. By virtue of Rule 4200(a)(15), all directors of the Corporation, except for Mr. Jennings, may be defined as independent.

Executive Sessions of Non-Employee Directors

"Non-employee" directors are all those who are not Corporation officers, and includes such directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason. Executive sessions are led by the Chairman. An executive session is held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Chairman at his own discretion or at the request of the Board. Dr. Robert E. Bew has been designated as the Chairman. There were four executive sessions during the fiscal year 2006.

Contacting the Board of Directors

Any stockholder who desires to contact the Chairman or any of the directors of the Corporation may do so via the following e-mail address: contact.board@innospecinc.com, or by writing to them at Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, England. Communications received electronically or in writing will be forwarded to the addressee of the communication.

Committees of the Board of Directors

The Corporation has Audit, Compensation and Nominating and Corporate Governance Committees, the members of which are as shown below.

Audit Committee

The Audit Committee operates pursuant to a written Charter, and is responsible for monitoring and overseeing the Corporation's internal controls and financial reporting process, the independent audit of the Corporation's consolidated financial statements by the Corporation's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the other responsibilities set forth in its Charter. The Charter was filed with the Corporation's 2005 Proxy Statement. Mr. C. Hale has served as a member of this Committee since its formation on May 11, 1998. On February 20, 2002 Mr. M. Hale was appointed Chairman of the Committee. On

March 31, 2004, Dr. Bew was appointed to the Committee. Mr. H. Aldous was appointed to the Committee on February 15, 2005. Dr Bew resigned from the Committee with effect from December 31, 2005. Each of the members of the Committee meets the criteria for director independence for service on the audit committee as set forth in Rule 4350(d) of NASDAQ's Marketplace Rules. The Committee met eight times during the fiscal year 2006.

All Audit Committee members possess the required level of financial literacy and at least one member of the Committee meets the current standard of requisite financial management expertise as required by NASDAQ on the date hereof. The Board of Directors has determined that Messrs. M. Hale and H. Aldous qualify as Audit Committee Financial Experts, as such term is defined in Item 401(h) of Regulation S-K, and are independent for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board made this determination based on Mr. M. Hale's 40 years of experience as a securities analyst and portfolio manager with emphasis on balance sheet study and his direct experience serving on the audit committee of the Great Lakes Chemical Corporation (now Chemtura Corporation) for the last 26 years (including five years as its chairman), and Mr. Aldous' qualification as a chartered accountant and appointment as a partner of RSM Robson Rhodes, Chartered Accountants.

PricewaterhouseCoopers LLP, the Corporation's independent registered public accounting firm, reports directly to the Audit Committee.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the independent registered public accounting firm prior to the filing of officers' certifications with the Securities and Exchange Commission (the "SEC") to receive information concerning, among other things, significant deficiencies or material weaknesses in the design or operation of internal controls.

Any stockholder or employee may submit at any time a good faith complaint regarding any questionable accounting, internal accounting controls, or auditing matters concerning the Corporation without fear of dismissal or retaliation of any kind. Employees are encouraged to report their concerns and complaints to the Corporate Secretary or to the Audit Committee. Confidential, anonymous reports may be made by writing to: Corporate Secretary, Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, England. The Audit Committee has adopted a Complaint Monitoring Procedure Policy to enable confidential and anonymous reporting to the Audit Committee. All complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters will be retained in accordance with the Corporation's document retention policy.

The Corporation's Internal Audit group reports directly to the Audit Committee.

The Corporation limits the number of public company audit committees on which its audit committee members may serve to three or less.

The Audit Committee Report appears later in this Proxy Statement.

Compensation Committee

The Compensation Committee operates under a formal charter that governs its duties and standards of performance. The Charter was filed with the Corporation's 2004 Proxy Statement.

The Compensation Committee reviews management compensation programs, recommends compensation terms and agreements for senior executive officers to the Board for Board approval, reviews changes in compensation for senior executive officers and non-employee directors and administers the Corporation's stock option plans. Mr. Puckridge and Mr. C. Hale were appointed to the Committee on February 20, 2002. Mr. Puckridge was appointed Chairman on March 31, 2004. Mr. Haubold was appointed to the Committee on April 1, 2004. Each of the members of the Committee meets the criteria for director independence as set forth in Rule 4200(a)(15) of NASDAQ's Marketplace Rules. The Committee met four times during the fiscal year 2006.

Compensation Committee Interlocks and Insider Participation

As described under "Director Independence" above, each of the Compensation Committee members are independent under the rules of the NASDAQ Stock Market and under the Corporation's independence criteria.

During 2006 no Compensation Committee members were officers or employees of the Corporation, were former officers of the Corporation or were engaged in transactions with a related person that would be required to be disclosed by the rules promulgated by the SEC.

In addition, during 2006 none of the Corporation's executive officers served as directors or board committee members of other entities, of which no executive officers served as a director of the Corporation or as a member of any of the Corporation's Board Committees.

Nominating and Corporate Governance Committee

On November 19, 2002, the Corporation formed a Nominating and Corporate Governance Committee and appointed Mr. Haubold as its Chairman and Mr. Puckridge as a member. Dr. Bew was appointed to the Committee on November 1, 2005. The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to become Board members consistent with criteria approved by the Board, recommend to the Board the persons to be nominated by the Board for election as directors at the annual meeting of stockholders, develop and recommend to the Board a set of corporate governance principles and oversee the evaluation of the Board and management. The Committee met three times during the fiscal year 2006.

Each of the members of the Committee meets the criteria for director independence as set forth in Rule 4200(a)(15) of NASDAQ's Marketplace Rules. The Nominating and Corporate Governance Committee operates under a formal charter that governs its duties and standards of performance. The Charter was filed with the Corporation's 2004 Proxy Statement.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the appropriate size of the Board and whether vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee considers potential candidates for director. Candidates may come to the attention of the Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Committee and may be considered at any time during the year. The nominees for election at this year's Annual Meeting of Stockholders were recommended for nomination by non-employee directors of the Corporation.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted stockholder nominations for election to the Board as described in the Corporate Governance Guidelines which may be found at Appendix A of the Corporation's 2004 Proxy Statement. In order for any candidate to be considered by the Committee, and if nominated, included in the Proxy Statement, such recommendation should be received no later than the deadline for submission of stockholder proposals. See "Stockholders' Proposals For the 2007 Annual Meeting". Recommendations should be sent to the Corporate Secretary and should specify the nominee's name, qualification for Board membership and any other information required by the Corporation's Bylaws. All properly submitted stockholder proposals for director nominees received by the Corporate Secretary will be submitted to the Committee for review and consideration.

Code of Ethics

Management has adopted a Code of Ethics, violations of which may be reported to the Chairman of the Nominating and Corporate Governance Committee or the Corporate Secretary. This Code of Ethics is intended to promote, among other things, honest and ethical conduct, full and accurate reporting and compliance with applicable laws and regulations.

Copies of Code of Ethics, Corporate Governance Guidelines and Committee Charters

Any stockholder who requires a copy of the Code of Ethics, Corporate Governance Guidelines or any of the Board Committee Charters may obtain one by writing to Investor Relations at Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, England, or by e-mail to: investor@innospecinc.com. These documents can also be accessed via the Corporation's website, www.innospecinc.com. The Charters of the Committees may be accessed at the Corporation's website at www.innospecinc.com under the "About Us", then "Corporate Governance" headings.

COMPENSATION DISCUSSION AND ANALYSIS

Our executive compensation program is designed to help us recruit and retain the executive talent required to successfully manage our businesses. Accordingly, the overall compensation program is designed to motivate employees to achieve business objectives and maximize their long-term commitment to our success by providing compensation elements that align executives' interests with shareholder value and achievement of our long-term strategies.

Compensation Philosophy

The compensation philosophy of the Corporation is to link executive compensation to continuous improvement in corporate performance and increases in stockholder value. The goals of the Corporation's executive compensation programs are to:

- Establish pay levels that are necessary to attract and retain highly qualified executives in light of the overall competitiveness of the market for high quality executive talent and the Corporation's unique business profile.
- Recognize superior individual performance, new responsibilities and new positions within the Corporation.
- Balance short-term and long-term compensation to complement the Corporation's annual and long-term business objectives and strategy and to encourage executive performance in the fulfilment of those objectives.
- Provide variable compensation opportunities based on the Corporation's performance.
- Encourage stock ownership by executives.
- Align executive remuneration with the interests of stockholders.
- Focus on reward for achievement of exceptional performance.

The Corporation regularly carries out a review of the market to ensure that each component of our executive compensation program is competitive at the market median, and aims to provide a balance between fixed elements of pay and performance related elements. No element of compensation is driven by tax, accounting or regulatory considerations. Further information on each of the components of compensation is given below.

Role of the Compensation Committee and its advisors in determining compensation

The Corporation's Compensation Committee is responsible for assisting the Board in fulfilling its responsibilities for establishing and maintaining executive compensation and incentive programs in accordance with the philosophy outlined above. The Committee provides oversight to ensure that compensation and incentive programs are competitive, closely related to the achievement of corporate objectives and aligned with long-term interests of shareholders. The Chief Executive Officer ("CEO") makes recommendations to the Committee on the performance of the senior executive officers, excluding himself. The Senior Vice President,

Human Resources provides information to the Committee as requested. No further role is played by executive officers. The Compensation Committee reviews and, if appropriate, approves the recommendations of the CEO on the base salary for the named executive officers. In addition, the Committee recommends a base salary for the CEO to the Board, taking into account the market information provided by Hay Group, the performance of the CEO in the previous year and the overall business performance and results. Independent advice is provided to the Committee by Hay Group, who were appointed by the Committee. As part of their role as advisors to the Committee, Hay Group undertake external benchmarking of the senior executive salaries and overall compensation packages and provide ad hoc advice and support to the Chairman of the Committee as required. In addition, they provide advice on the CEO's overall package and attend at least one Compensation Committee meeting a year. In 2006, the advisors attended one meeting of the Compensation Committee and had a number of telephone or e-mail discussions with the Chairman of the Committee. Any additional work undertaken by the advisor for the Corporation must have the approval of the Committee.

Elements of Compensation

The material elements of compensation for the Corporation's named executive officers are discussed and explained in separate sections below.

A. Base Salary

The level of base salary takes into account a number of factors. Each year the external market is assessed by Hay Group, as independent advisors, and base salary is targeted at the median level of the relevant market. In addition, the level and scope of responsibility, experience, and corporate, business unit and individual performance are all key criteria in evaluating role size and hence base salary determination.

The relevant external market and the Hay Group pay database used for executives based in the UK comprises UK-based roles within industrial and service companies. All executive jobs are assessed and graded as described above, ensuring that when they are matched into the database by Hay Group, only jobs which are of a similar size are included. We believe that this approach is appropriate as it takes into account the specific nature of the roles as well as the size of the Corporation, the nature of its business and the markets within which it operates.

In addition we look at data for companies based in the UK with a revenue range of $275 million to $550 million and a market capitalization range of $320 million to $505 million. This provides an additional check to ensure that there is consistency in the data.

For the executive based in the US, namely the position of Executive Vice President, Fuel Specialties, US Chemical Industry data is used. Again the role is assessed before matching it into the database to ensure it is compared with jobs of a similar size in the United States.

In setting base salaries the Compensation Committee target the median (50th percentile) of the survey group. Individual salaries within a range are determined by each officer's experience, expertise, overall performance and contribution to the Corporation and market competitiveness. We believe that this methodology enables us to remain competitive in our markets without incurring unnecessary costs. In 2006, Mr. Jennings' base salary was increased by 5.45% to $532,527. The base salary increases for the other named executive officers were on average 4.1%, based on a competitive analysis.

B. Incentives

Incentive programs are operated both over the short-term and the long-term. Linking a significant proportion of pay to performance is a key element of executive remuneration. In setting the policy levels, the Compensation Committee reviewed each element of overall compensation and targeted market median practice in terms of the different components, using the benchmark market specified above. The Committee believes that the overall compensation has the appropriate balance between long and short term incentives and cash and non-cash compensation, based on knowledge of market practices. However, the Committee expects to review the policy on the allocation of compensation between the different elements of reward during 2007 to ensure it continues to be appropriate for the Corporation and in line with market practice. The features of the incentive programs operated by the Corporation are outlined below.

i) Annual Incentives

Management Incentive Compensation Plan (MICP)

The Corporation's short term incentive plan is the MICP which is driven by annual performance. For the executives and senior management team, payments are based on achievement against pre-determined targets set by the Board for corporate performance and business unit performance (where appropriate) and personal performance against objectives. All bonus payments are subject to a corporate performance threshold: if this is not achieved then no bonus payments are made to individuals for that year regardless of personal and business unit performance. Further, for those individuals with a business unit performance measure, if business unit performance is below a threshold level then no bonus will be paid for that year, irrespective of overall corporate and individual performance.

In the case of the CEO, the Committee has set a target bonus of 55% of his base salary. In calculating the bonus due, 70% is based on the achievement of corporate targets and business performance and 30% is based on achievement of personal objectives. In the case of the named executives, the target bonus is set at 40% (33% in the case of Mr. Williams, Executive Vice President and President, Fuel Specialties, see note 1 below), with 80% based on Corporate and business performance and 20% based on achievement of personal objectives.

	Corporate/Business Performance	Personal objectives	Target Bonus as % of salary
CEO	70% of target bonus	30% of target bonus	55%
Senior Executives	80% of target bonus	20% of target bonus	40%[1]

(1) In the case of Mr. Williams, (Executive Vice President and President Fuel Specialties) the target bonus level under this Plan is set at 33%, as he is also eligible for a bonus of up to a maximum of 50% of his base salary under a US bonus plan.

The Compensation Committee reviews the allocation between business and personal performance each year to ensure it is appropriate.

The performance measures are also reviewed to ensure they remain appropriate and stretching. The corporate measures are currently based on achievement of targeted levels of corporate cash and corporate operating income. These are key performance indicators for the Corporation. Personal objectives are specific to the particular business area or function within which the executive operates. In addition to the personal element shown above, if an individual's performance assessment for the year is below satisfactory then the bonus is reduced or no bonus paid at all.

The levels of target bonus are kept under review and are targeted at the median level against the market. In 2006 the maximum bonus achievable for out-performance was equal to 150% of target bonus. In the case of the CEO, this gives a maximum bonus potential of 82.5% of his base salary. In the case of the other executives, the maximum bonus potential is 60% of their base salary (50% in the case of Mr. Williams). This is also reviewed to make sure the incentive to deliver exceptional performance is in line with market trends.

No awards are made under the bonus scheme until the annual business results have been audited by the independent registered public accounting firm and approved by both the Audit Committee of the Board and the full Board. Maximum bonuses are awarded when the business exceeds its targets for the business results by 10%.

If however the business results are less than 90% of the targets, no bonuses are paid to any executive, regardless of their personal performance.

In 2006, in determining the amount of bonus earned by the CEO, the Committee took into account, amongst other things, the significant improvement in the external value and perception of the Corporation, the improved operating performance of the Corporation and the simplified organization which resulted in improved effectiveness. Based on the strong performance and results of the Corporation, the Board approved the Compensation Committee's recommendation for Mr. Jennings to be awarded a maximum bonus of $439,337.

A provision has now been introduced which allows for potential claw-back of bonuses already paid if, at some point in the future, it is identified that the audited results were inaccurate or need to be restated.

Co-Investment Plan

In recognition of the need to align shareholder and executive interests, the Corporation introduced the Co-Investment Plan in 2004. Under the terms of the plan an executive may invest a portion of the annual bonus (paid in accordance with the targets above) to purchase shares in the Corporation and receive an award of matching shares as described below. If the executive receives a bonus for exceeding his targets, then the executive is required to use one-third of that part of his bonus which is in excess of his target bonus to purchase shares, which will be matched as indicated:

Bonus payment	Compulsory amount	Voluntary amount	Match
Up to target bonus level ...	None	Maximum 50% of payment	1 matching share for every 2 shares purchased
Above target bonus level ..	One third of any bonus payment above the target level	Up to maximum of 100% of any bonus payment above the target bonus level	1 matching share for every share purchased

All elections for deferral must be made within 21 days of the bonus notification date. Shares will be purchased at market price on the next available trading opportunity in accordance with the Corporation's trading policy. Participants in the plan must generally remain employed for 3 years and continue to hold the shares purchased under this plan in order to receive the matching shares. The Compensation Committee retains the discretion to permit release of matching shares in certain circumstances. In the event that the Corporation undergoes a change of control, restrictions on the matching shares will lapse and shares will be released.

ii) Long term Incentives

Share option plans

To further align shareholder and executive interests and to drive long-term performance the Corporation operates two equity based incentive plans, the Company Share Option Plan (CSOP) and the Performance Related Share Option Plan (PRSOP). The policy for granting options to the named executives under these plans is targeted at the UK market median and is as follows:

	CSOP grants as % of base salary	PRSOP grants as % base salary
CEO	20%	75%
Senior Executives	15%	45%

For example, the CEO will typically receive CSOP options, valued at market price, to the value of 20% of his base salary.

Other employees also participate in these plans but with a lower grant level.

In line with the focus on performance excellence, the performance rating of an individual is also taken into account in determining the grants made as follows:

Rating 1, defined as outstanding performance—125% of policy is granted

Rating 2, defined as exceeding performance expectations—100% of policy is granted

Rating 3, defined as a good performance—75% of policy is granted

If an individual receives a performance rating of below expectations for the year, they do not receive any stock option grants for that year.

The performance of the senior team is assessed by the CEO and the Compensation Committee. The CEO recommends a rating to the Compensation Committee. The Compensation Committee reviews these and assesses the performance of the CEO and makes a final recommendation on performance ratings to the full Board for approval.

This provides for a rigorous performance-related grant policy, in addition to the performance elements of the grants themselves.

In 2006, Mr. Jennings was rated as exceeding performance expectations and as such was awarded stock options at 100% of the policy levels. In the case of the other named executive officers, based on the assessment of their individual performance, as approved by the Compensation Committee, Dr. McRobbie, Dr. Hessner and Mr. Williams were awarded stock options at 100% of the policy levels and Mr. Hartley and Mr. Cleminson were awarded stock options at 75% of the policy. Under the terms of his agreement with the Corporation, Mr. Lawler was not eligible for any stock option awards.

The grants are issued on a date set by the Compensation Committee each year. This is usually after the release of the annual financial results. The Committee determines the grant date to be used in advance and the share price used is typically the closing share price at the end of the day prior to the agreed grant date.

CSOP

Under the CSOP, options are granted at market value and become exercisable after three years. All options have a ten year term. Options are granted within 20 days after the announcement of results or similar information.

Except in certain circumstances participants must remain in employment with the Corporation in order to be able to exercise their options. The exceptions to this include death, injury, ill-health or disability, redundancy and the transfer of the part of the business within which the option holder works. In these cases, under the rules of the Plan, options vest and the holder has a 12 month period to exercise the options.

In the event of a change of control of the Corporation, under the rules of the Plan, all options become exercisable.

PRSOP

Under the PRSOP, participants are granted the right to acquire shares at no cost provided that specified performance criteria are achieved. The performance criteria that are set are designed to be "stretch" targets which focus on delivery of high performance and enhancing shareholder value. The performance criteria are regularly reviewed to ensure that they remain relevant and stretching. The criterion for awards made in 2006 is based on total shareholder return measured over a three year period starting with the financial year of the date of grant. The following levels of growth must be achieved before awards vest:

Compound growth in total shareholder return per annum	Proportion of options vesting
10%	100%
6%	40%
Below 6%	0% (Nil)

Awards vest on a straight line basis for growth between 6% and 10% pa.

The grants are issued on a date set by the Compensation Committee each year. This is usually after the release of the annual financial results. The Committee determines the grant date to be used in advance and the share price used is typically the closing share price at the end of the day prior to the agreed grant date.

If participants cease employment with the Corporation prior to the end of the vesting period awards will lapse unless the Compensation Committee determines otherwise.

In the event of a change of control of the Corporation, under the rules of the Plan, all options become exercisable.

C. Shareholding Guidelines

To further align shareholder and executive interests the Corporation has adopted a shareholding requirement for the executive team. All executives are required to acquire shares and to retain the equivalent of one times base salary. This level of shareholding must be reached within an agreed number of years from appointment. For example, in the case of the CEO, this is 4 years from the date of his appointment into his position. Only shares which are registered in the executive's name are taken into account for these purposes. Unvested equity awards do not count.

D. Other Benefits and Perquisites

These are provided as appropriate and are set by reference to median market practice. They consist of pension arrangements, company car or car allowance, life, disability and medical cover. There are no nonqualified deferred compensation plans. Full details are set out in the footnotes to the Summary Compensation Table.

E. Post-termination Compensation

Post-termination arrangements vary depending on the nature of the termination event and are in accordance with UK market norms. Full details are set out in the footnotes to the Post Employment Payments table.

F. Non Employee Directors

There are also two share plans which are specific to the non employee directors (NEDs). Under the NED Stock Plan non-employee directors are required to take one quarter of their annual fee in the form of shares in the Corporation and are required to hold these as shares as long as they remain a NED with the Corporation. The plan is intended to align the interests of the directors with those of the Corporation and its shareholders.

The NEDs are also eligible to participate in the Non Employee Director Stock Option Plan. The policy for granting options under this plan is

	Grant	Grant price
Annual grant	100% of annual basic fee	Market price on the day prior to the day of grant
Initial grant	1000 options	Zero price

The annual basic fee for a NED is currently $33,000 and this is the figure used for the annual grant for all NEDs, including the Chairman.

Under this plan, options become exerciseable after three years and have a ten year term. Generally, NEDs must remain a NED in order to exercise their options except in the case of death in which case options are able to be exercised for a 12 month period after the date of death.

If a NED ceases to be a NED with the Corporation prior to the end of the vesting period, awards will lapse unless the Compensation Committee determines otherwise.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive compensation ($)	Change in pension fund value and other deferred benefits ($)	All other compensation ($)	Total ($)
Paul W Jennings President & Chief Executive Officer	2006	527,938	—	—	375,076	439,337	51,945	126,656	1,520,952
Ian P Cleminson Executive Vice President & Chief Financial Officer	2006	173,932	—	—	20,343	91,281	—	44,380	329,936
Patrick Williams Executive Vice President & President, Fuel Specialties	2006	375,421	125,000	—	109,381	365,750	—	60,610	1,036,162
Ian McRobbie Senior Vice President, Research & Technology	2006	222,477	—	—	148,686	134,553	87,039	143,484	736,239
Cathy Hessner Senior Vice President, Human Resources	2006	214,082	—	—	117,645	129,478	42,016	56,260	559,481
Jim Lawler Executive Vice President & Chief Financial Officer	2006	—	—	—	—	—	—	692,728	692,728

Commentary on Summary Compensation Table

- Mr. Williams is paid in US dollars. All the other Executives above are paid in pounds sterling. For the purposes of the Summary Compensation Table, an exchange rate of 1.8363 is used for 2006, being the average exchange rate for that year. The Corporation does not provide restricted stock awards.
- The non equity incentive payments for all Executives listed above relate to incentive compensation earned for the stated year under the Management Incentive Compensation Plan. Under this plan, Mr. Williams has a target bonus of 33% and a maximum bonus of 50%. In addition, he has an additional potential bonus of 50% based on the performance of the Fuel Specialties business in America.
- In his employment agreement entered into at the time of the purchase of the Starreon business from the Joint Venture, it was agreed that Mr. Williams would receive a loyalty bonus subject to his continued employment with the Corporation and satisfactory performance in his role. In 2006, Mr. Williams received a payment of $125,000 under this agreement. There are no more payments due under this agreement.

- Mr. Cleminson was appointed as Chief Financial Officer in July 2006, having previously worked for the Corporation as Financial Controller for the Fuel Specialties and Performance Chemicals businesses.
- Mr. Jennings and Dr. Hessner are members of a defined benefit (final salary) pension plan (Innospec Limited Pension Plan). Under this scheme, they receive a pension on retirement of 1/57 of their pensionable salary for each year of service. The amount of their annual salary which is defined as pensionable under this scheme is capped and for 2006, this cap was set at $199,422. Salary in excess of this is not pensionable. Dr. McRobbie is also a member of this pension plan but is not subject to the cap on pensionable salary as he joined the scheme prior to the introduction of the cap. As a result, Dr. McRobbie's pensionable salary is his full base salary. The values stated under the change in pension value and other deferred benefits relate to the increase in the qualified pensions in the Innospec Limited Pension Plan only. There are no non qualified pension benefits for the named executives.
- The Corporation also provides a number of defined contribution pension plans for employees. The amount paid into these plans in 2006 for the named executives by the Corporation is included in all other compensation and is detailed below.

  Mr. Jennings $14,543
  Mr. Cleminson $20,099
  Mr. Williams $42,335
  Dr. McRobbie $21,330
  Dr. Hessner $12,120

- For UK based executives, where pensionable salary is subject to a cap, executives receive a salary supplement of 20% in lieu of pension for any salary above the pensions cap. Any supplement paid is taxable. For 2006, the pensions cap was set at $199,422. The amount paid to individuals is included in all other compensation and is detailed below.

  Mr. Jennings $71,396
  Mr. Cleminson ... $ 3,012
  Dr. Hessner ...... $ 3,133

- Executives based in the UK are entitled to a leased company car or an allowance in lieu of a car. The allowance is set at $25,087 per annum. Mr. Jennings, Dr. Hessner and Mr. Cleminson all elected to receive the allowance, whilst Dr. McRobbie elected to take a leased car for part of the year and switched to the allowance when the lease on the car expired. The amount paid in 2006 for a car/car allowance is included in all other compensation and is detailed below.

  Mr. Jennings $25,065
  Mr. Cleminson ... $19,722
  Dr. Hessner $25,065
  Dr. McRobbie $26,496

- The named executives are eligible for medical insurance and life and disability insurance through programs which are available to substantively the majority of salaried employees in the relevant part of the business. The cost of these insurances is included in all other compensation and is detailed below.

  Mr. Jennings $15,651
  Mr. Cleminson ... $ 1,548
  Mr. Williams $17,735
  Dr. McRobbie .... $ 3,861
  Dr. Hessner $10,433

- Following the closure of the European headquarters in late 2005, the office base for Mr. Jennings, Dr. McRobbie and Dr. Hessner was changed to Ellesmere Port. As a result, the Corporation provided relocation assistance to the value of $91,797 to Dr. McRobbie to enable him to move closer to his new office base. This is included in the all other compensation figure. In line with the support offered to other affected staff, Dr. Hessner was provided with a temporary commuting allowance to offset the additional transport costs from this move. In 2006, this commuting allowance was $5,509 and is included in the all other compensation figure.

- Mr. Lawler stepped down as Executive Vice President & Chief Financial Officer in July 2006 and left the Corporation in October 2006. During the year, in line with his agreement with the Corporation, Mr. Lawler was not paid a salary but was compensated via a consulting agreement and did not receive any benefits or stock awards. The amount of payment made under the consultancy agreement is shown as all other compensation.

Grant Based Awards Table

Name	Grant Date	Estimated Future Payouts under Equity Plan Awards ($)			All other stock awards: No of securities	All other option awards: No of securities	Exercise or base price of option awards ($)	Market price of option awards ($)	Grant Date Fair Value of stock and option awards ($)
		Threshold	Target	Maximum					
Paul W Jennings	02/13/2006	7,222	12,639	18,055	—	—	0.00	19.94	245,548
President & Chief	02/28/2006	—	—	—	2,663	—	0.00	23.23	61,063
Executive Officer	02/13/2006	—	—	—		4,820	19.93	19.94	37,741
Ian P Cleminson	02/13/2006	214	375	535	—	—	0.00	19.94	7,276
Executive Vice President & Chief Financial Officer	07/05/2006	2,000	3,500	5,000	—	—	0.00	24.54	121,650
Patrick Williams	02/13/2006	3,160	5,530	7,900	—	—	0.00	19.94	107,440
Executive Vice President & President, Fuel Specialties	02/13/2006	—	—	—	—	2,635	19.93	19.94	20,632
Ian McRobbie	02/13/2006	1,834	3,210	4,585	—	—	0.00	19.94	62,356
Senior Vice	02/28/2006	—	—	—	815	—	0.00	23.23	18,688
President, Research and Technology	02/13/2006	—	—	—	—	1,530	19.93	19.94	11,980
Cathy Hessner	02/13/2006	1,764	3,087	4,410	—	—	0.00	19.94	59,976
Senior Vice	02/28/2006	—	—	—	350	—	0.00	23.23	8,026
President, Human Resources	02/13/2006	—	—	—	—	1,470	19.93	19.94	11.510
Jim Lawler Executive Vice President & Chief Financial Officer	—	—	—	—	—	—	—	—	—

Commentary on Grant Based Awards Table

- Details of the grant policy and performance criteria for the awards made in 2006 are covered earlier in the Compensation Discussion and Analysis.
- The Grant Based Awards Table details awards made under three separate plans
  - The PRSOP plan. Options are granted at zero price and vesting is subject to achievement of performance criteria as set by the Compensation Committee. In 2006, the performance criterion was the compound increase per annum in Total Shareholder Return ("TSR"). The threshold level is set at 6% per annum over three years, in which case 40% of the options will vest. The target level is set at 8% per annum over three years, in which case 70% of the options will vest and the maximum level is set at 10% compound increase per annum in TSR in which case all the granted options will vest.
  - The CSOP plan. Options are granted at market price and vest after three years.
  - The Co-Investment Plan. The named executives are required to use part of their annual incentive compensation to buy shares in the Corporation and an award of matching stock is made. In order to receive the matching shares, executives must remain employed with the Corporation and continue to hold the shares they purchased with their bonus. The stock awards detailed in the table under "All other stock awards" relates to the matching shares awarded under this scheme

Outstanding Equity Awards at Fiscal Year End

Name	Option Awards					Stock Awards			
	Number of Securities underlying un-exercised options Exercisable	Number of Securities underlying un-exercised options Un-exercisable	Equity Incentive plans Awards: Number of Securities underlying un-exercisable unearned options	Option exercise Price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity Incentive plan Awards: Number of unearned shares, units or other rights that have not vested	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Paul W Jennings		2,500		21.16	05/12/2014	778	36,216		
President and Chief Executive Officer		4,820		19.93	02/13/2016	2,663	123,963		
		2,820		19.77	02/18/2015				
			7,222	0.00	02/13/2016				
			2,000	0.00	07/25/2015				
			3,384	0.00	02/18/2015				
			3,200	0.00	05/12/2014				
			35,000	0.00	03/17/2013				
Ian P Cleminson			214	0.00	02/13/2016				
Executive Vice President and Chief Financial Officer			96	0.00	02/18/2015				
			68	0.00	05/12/2014				
			5,000	0.00	07/05/2016				
Patrick Williams		2,635		19.93	02/13/2016				
Executive Vice President			1,054	0.00	02/13/2016				
and President, Fuel			240	0.00	02/18/2015				
Specialties			5,000	0.00	10/11/2014				
Ian McRobbie	2,502			17.13	02/19/2012	815	37,938		
Senior Vice President,		1,530		19.93	02/13/2016	318	14,803		
Research & Technology		1,570		19.77	02/18/2015				
		1,300		23.00	05/12/2014				
	489			17.13	02/19/2012				
			1,834	0.00	02/13/2016				
			1,884	0.00	02/18/2015				
			1,540	0.00	05/12/2014				
	1,181			0.00	02/19/2012				
			24,000	0.00	03/17/2013				
Cathy Hessner		416		19.93	02/13/2016	350	16,293		
Senior Vice President,		1,130		19.77	02/18/2015	306	14,244		
Human Resources		1,000		23.00	05/12/2014				
		1,054		19.93	02/13/2016				
			1,764	0.00	02/13/2016				
			1,360	0.00	02/18/2015				
			1,100	0.00	05/12/2014				
			18,000	0.00	03/31/2013				
Jim Lawler									
Executive Vice President and Chief Financial Officer	—	—	—	—	—	—	—	—	—

With respect to non vested or unearned performance based share options, the number of shares reported in the table is based on achieving threshold performance goals, as in the previous fiscal year (2005) the performance achieved did not exceed the threshold performance of 6% increase in TSR per annum. In the case of the option grants which expire in 2013, however, the number of shares reported is based on full achievement of the performance criteria as these shares vest in March 2007 and this is the expected outcome. The number of shares reported for Mr. Cleminson in the case of those granted in June 2006, which expire in June 2016, and those reported for Mr. Williams in the case of those which expire in October 2014, are based on full achievement of the performance criteria as this is the expected outcome in each case.

Options Exercised and Stock Vested Table

During the year none of the named executives exercised any options or acquired any shares on vesting.

Pensions Benefit Table

Name	Plan Name	Number of years of credited service at December 31, 2006	Present Value of Accumulated Benefits($)	Payments During Last Fiscal Year
Paul W Jennings President and Chief Executive Officer	Innospec Limited Pension Plan	5.563	124,876	0
Ian McRobbie Senior Vice President, Research and Technology	Innospec Limited Pension Plan	5.0	187,316	0
Cathy Hessner Senior Vice President, Human Resources	Innospec Limited Pension Plan	4.208	84,042	0

- The Corporation operates a defined benefit pension plan for relevant employees based in the UK called the Innospec Limited Pension Plan. The scheme was available to all employees in the UK, but is now effectively closed to new members. Mr. Jennings, Dr. McRobbie and Dr. Hessner are members of this scheme. The Corporation does not participate in any other defined benefit pension arrangements in respect of any of the named executives. The Defined Benefit Pension Table therefore covers the Innospec Limited Pension Plan only.
- The scheme provides a pension on retirement of 1/57 of pensionable salary for each year of service. The amount of annual salary which is defined as pensionable under this scheme is capped and for 2006 this cap was set at $199,422. In the case of Mr. Jennings and Dr. Hessner, salary in excess of this is not pensionable. Dr. McRobbie is also a member of this pension plan but is not subject to the cap on pensionable salary as he joined the scheme prior to the introduction of the cap. As a result, Dr. McRobbie's pensionable salary is his full base salary.
- In the case of the named executives, pensionable salary under the scheme is defined as base salary only, up to the pensions cap where relevant. Any bonus payments or supplementary payments are not treated as pensionable.
- Under the rules of the Plan, normal retirement age is 65 although members can retire at 60 without an actuarial reduction. Retirement between the ages of 55 and 60 is permitted, but the pension payable is reduced by an amount determined by the actuarial advisors to the trustees of the Plan. If a member of the scheme is made redundant by the Corporation and is already age 50 or over, then, under the rules of the Plan, they are able to take their pension immediately without any actuarial reduction. If, however, a member was under 50 at the time of severance, they would be entitled to unreduced pension benefits from age 55. Any benefit paid would be in the normal form payable by the Plan, namely a monthly pension with an option to surrender part of this pension for a tax free lump sum, in line with UK tax regulations.
- If an individual chooses to transfer benefits into the Plan from another scheme, they will be provided with a service credit in lieu of the transferred in benefits. The amount of service credit given is calculated by the actuaries on behalf of the Trustees of the Plan and is designed to be cost neutral to the Plan.
- Mr. Jennings joined the Innospec Limited Pension Plan on July 1, 2004 and received a service credit of 3.063 years in lieu of transferred in benefits from another scheme. His credited service in the Plan at December 31, 2006 was therefore 5.563 years. Dr. Hessner joined the Innospec Limited Pension Plan on July 1, 2004, and on joining the Plan, received a service credit of 1.708 years in lieu of transferred in benefits, giving a credited service in the Plan at December 31, 2006 of 4.208 years.

- The Corporation does not provide any non qualified deferred compensation programs.
- The present value of accumulated benefits as at December 31, 2006 has been calculated using the following principal assumptions:

Discount rate	5.1%
Post retirement pensions Increases	2.8% per annum on pensions in excess of the Guaranteed Minimum Pension (GMP). GMP is assumed to increase in line with statutory requirements
Pre retirement decrements	Individuals are assumed to remain in service and retire at the earliest age at which they can take their full pension benefits unreduced in normal health and circumstances (age 60 for each of the above individuals).
Post retirement mortality	PA92 series tables projected to current calendar year. An allowance is made for future improvements in mortality which is equivalent to reducing the discount rate by 0.25% pa. The discount rate of 5.1% pa is before this reduction.

Post Employment Payments Table

Name and Principal position	Retirement ($)	Termination without cause ($)	Termination in event of Change of Control ($)	Death in service ($)
Paul W Jennings President and Chief Executive Officer	422,882	1,272,632	5,273,834	6,021,670
Ian P Cleminson Executive Vice President and Chief Financial Officer	0	346,418	852,695	1,194,890
Patrick Williams Executive Vice President and President, Fuel Specialties	70,144	805,144	1,801,069	1,157,944
Ian McRobbie Senior Vice President, Research and technology	312,591	651,616	2,604,972	2,938,716
Cathy Hessner Senior Vice President, Human Resources	144,007	471,185	2,016,447	2,336,653
Jim Lawler Executive Vice President and Chief Financial Officer	0	0	0	0

- During 2006 Mr. Lawler left the organization but as specified in the agreement with him did not receive any payments relating to or as a consequence of his departure.

- In the case of resignation, none of the named executives would be entitled to any post employment payments from the Corporation.

- In terms of any payments relating to stock options, the named executives are treated in line with the majority of salaried employees in their relevant business in the event of retirement or change of control. In the case of retirement under the rules of the Company Share Option Plan ("CSOP"), any CSOP options granted will vest and become exercisable, whilst under the rules of the Performance Related Share Option Plan ("PRSOP") options which have not vested will lapse. In both cases, the named executives are treated as all other employees with options under the plan. The value of any share options which will become exercisable under each scenario, using the year end share price of $46.55, is included in the table above.

- In the case of a change of control, under the rules of the stock option plans, all options will become exercisable. Change of control is deemed to have occurred if a person or group becomes the beneficial owner of 30% or more of the combined voting power of the Corporation; there is a consolidation or merger and the Corporation is not the surviving corporation; the shareholders of the Corporation approve plans or proposals for a liquidation or dissolution of the Corporation or, if following a cash offer or merger, the members of the Board cease to constitute a majority of the Board. The value of any share options which will become exercisable in these scenarios, using the year end share price of $46.55, is included in the table above.

- Named executives based in the UK are provided with life assurance cover at 4 times their base salary if they die in service. In the case of executives based in the US, the death in service cover is 1.25 times base salary. The amount of these potential payments for each named officer is included in the table above.

- In case of termination without cause, the Corporation would normally be liable for a severance payment to the individual. The severance payment would normally cover loss of salary and other direct compensation for the duration of the notice period specified in the employment agreement with the executive. In the case of all the named executives, this notice period is 12 months. In addition, in line with the rules of the share option plans, any CSOP options would vest and the executive would have 12 months from the date of termination to exercise these and any vested options under any of the share plans. With regards to the options, the named executives are treated the same way as other employees who hold options under the plans. The amounts detailed in the post employment payments table include the severance payments and the value of any share options which will become exercisable, using the year end share price of $46.55.

- The named executives have a change of control agreement with the Corporation. This specifies that in the event of a change of control of the Corporation, then if the Corporation terminates the executive within 12 months of the change of control, or if the executive terminates his employment within 12 months for good cause, the executive will be entitled to a compensation payment. In the case of the Corporation terminating the executive, this is calculated as 24 months compensation defined as base salary, bonus at target and any car allowance from the date of notice of termination. If the executive terminates his employment, the payment is calculated as 24 months compensation, defined as above, from the date of the Change of Control. In addition, under the rules of the share option plans, all options would vest on the Change of Control. The named executives are treated in the same way as other employees who hold options under the plans. The amounts detailed in the post employment payments table include the compensation payments and the value of any share options which will become exercisable, using the year end share price of $46.55 as an indication.
- As part of their employment agreement with the Corporation, each of the named executives, including the Chief Executive Officer and the Chief Financial Officer is subject to a 12 month non solicitation period, with respect to customers and employees, and a 12 month non compete period, from the date their employment with the Corporation ends.

Directors Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-stock incentive Compensation	All other compensation	Total ($)
Robert E Bew	147,472	34,978	10,081			192,531
James M C Puckridge	93,214	8,236	10,081			111,531
Martin M Hale	70,764	8,236	10,458			89,458
Charles M Hale	62,564	8,236	10,423			81,223
Hugh Aldous	56,764	8,236	17,784			82,784
Benito Fiore	17,600					17,600
Sam Haubold	59,764	8,236	16,117			84,117

Mr. Fiore retired as a Director in May 2006.

Under the NED Stock Plan, the Non Employee Directors are required to take one quarter of their annual retainer fee in stock in the Corporation. This is taken at fair market value and the NEDs are required to hold the stock as long as they remain a NED.

During fiscal year 2006 the non-employee directors received the following compensation:

- An annual retainer of $140,000, paid quarterly, to Dr. R Bew, as Chairman of the Board;
- An annual retainer of $33,000, paid quarterly, for all other non employee directors;
- Mr. J M C Puckridge, and Mr. S Haubold receive an annual retainer of $6,000 as Chairman of the Compensation Committee and Nominating and Governance Committee respectively;
- Mr. M Hale receives an annual retainer of $16,000 as Chairman of the Audit Committee;
- Mr. C Hale and Mr. H Aldous receive an annual retainer of $5,000 as members of the Audit Committee;
- Each NED receives a daily fee of $2,500 for each Board Meeting attended;
- Each NED receives a daily fee of $1,800 for each Committee Meeting attended and for special assignments;

- Mr. J M C Puckridge also acts as Chairman of the UK Pension Fund Trustees on behalf of the Corporation and as such receives an annual retainer of $25,000 and $1,800 per day for attending pensions meetings;
- Each director is entitled to reimbursement for his reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board of Directors or its Committees and related activities.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Corporation's directors and officers, and persons who beneficially own more than 10% of a registered class of the Corporation's Common Stock and other equity securities, to file initial reports of ownership and reports of changes in ownership of the Corporation's Common Stock or other equity securities with the SEC. Such persons are required by SEC regulations to furnish the Corporation with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of such forms furnished to the Corporation, or written representations that no Form 5 filings were required, the Corporation believes that each of its officers, directors and beneficial owners of more than 10% of the Common Stock complied with all Section 16(a) filing requirements applicable to them during fiscal 2006 except that a late Form 4 was filed for Richard Shone on March 24, 2006.

TRANSACTIONS WITH EXECUTIVES, OFFICERS, DIRECTORS AND OTHERS

During the past fiscal year, the Corporation and its subsidiaries had no transactions in which any director, or any member of the immediate family of any director, had a material direct or indirect interest reportable under the applicable rules of the SEC. The Corporation has not made any charitable contributions to any charity on which any director serves as an executive officer.

CERTAIN OTHER TRANSACTIONS AND RELATIONSHIPS

The Corporation has retained and continues to retain Kirkland & Ellis International LLP, a law firm in which Mr. Haubold was formerly a partner, to perform significant legal services for the Corporation. Mr. Haubold retired from Kirkland & Ellis International LLP in June 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table "Beneficial Owners as of December 31, 2006" sets forth certain information with respect to the beneficial ownership of the Corporation's Common Stock as of December 31, 2006 by holders of more than five percent of the Corporation's outstanding Common Stock and as of December 31, 2006. The table "Share Ownership of Directors and Officers" sets forth information with regard to the directors of the Corporation and the executive officers of the Corporation included in the Summary Compensation Table in the CD&A ("Named Executives"), and all current directors and executive officers of the Corporation as a group. As of December 31, 2006, excluding treasury stock, there were 11,902,503 shares of Common Stock outstanding. As of February 6, 2007, excluding treasury stock, there were 11,900,963 shares of Common Stock outstanding. According to the rules adopted by the Securities and Exchange Commission, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant, right of conversion of a security or otherwise. The percentage of the Corporation's Common Stock beneficially owned by a person assumes that the person has exercised all options and converted all convertible securities that the person holds which are exercisable or convertible within 60 days of December 31, 2006 for five percent holders and executive officers of the Corporation. To the knowledge of the Corporation, each stockholder has sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote. Unless otherwise indicated, the business address of each person is the Corporation's corporate address.

Beneficial Owners as of December 31, 2006
(Information as Reported in Schedule 13Gs as of December 31, 2006)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Tontine Capital Partners, LP[1] 55 Railroad Avenue, 3rd Floor Greenwich, Conneticut 06830	2,151,700	18.22%
T. Rowe Price Associates, Inc.[2] 100 East Pratt Street Baltimore, MD 21202	1,704,800	14.43%
FMR Corp.[3] 82 Devonshire Street Boston, MA 02109	1,359,985	11.51%
Barclays Global Investors, NA[4] 45 Fremont Street San Francisco, CA 94105	614,302	5.20%

Based on a review of filings with the Securities and Exchange Commission, the Corporation is unaware of any other holders of more than 5% of the outstanding shares of Innospec Inc common stock[5]

Notes:

(1) According to Schedule 13G dated January 17, 2007 filed jointly by Tontine Capital Partners LP, a Delaware limited partnership ("TCP"), Tontine Capital Management, L.L.C., a Delaware limited liability company ("TCM"), Jeffrey L. Gendell ("Gendell") and Tontine Overseas Associates LLC, a Delaware limited liability company ("TOA"), 2,111,800 shares are jointly controlled by TCP, TCM and Gendell, which have shared power to vote or direct the vote and to dispose or direct the disposition. TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the disposition of the proceeds from the sale of shares. Gendell is the managing member of TCM and in that capacity, directs its operations. TOA and Gendell beneficially hold 39,900 shares and have shared power to vote or direct the vote and to dispose or direct the disposition of these shares.

(2) According to a Schedule 13G dated February 14, 2007 filed jointly by T. Rowe Price Associates, Inc., a Maryland corporation, ("T. Rowe Price") and T. Rowe Price Small-cap Value ("TRP Fund"), T. Rowe Price and TRP Fund beneficially hold 1,258,000 shares. T Rowe Price has sole voting power over 408,600 shares and TRP Fund sole voting power over 1,258,000 shares. T Rowe Price has sole dispositive power over 1,704,800 shares.

(3) According to a Schedule 13G dated February 14, 2007 filed jointly by FMR Corp. ("FMR"), Edward C Johnson 3d ("Mr. Johnson"), Fidelity Management & Research Company ("FM&R") and Fidelity Low-Priced Stock Fund ("Fidelity Stock"), various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock shown as beneficially owned by FM&R and Fidelity Stock. Edward C. Johnson 3d and FMR, through its capital of FM&R and Fidelity Stock have sole power to dispose of the shares.

(4) According to Schedule 13G dated January 31, 2007 filed jointly by Barclays Global Investors, NA ("BGI"), Barclays Global Fund Advisors ("BGFA"), Barclays Global Investors Ltd., Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited (collectively, the "Barclays Group"), 614,302 shares are beneficially owned by the Barclays Group. BGI beneficially owns 410,459 shares and has sole voting power over 374,934 shares and sole dispositive power over 410,459 shares. BGFA beneficially owns 203,843 shares and has sole voting and sole dispositive power over 203,843 shares.

(5) Prospector Partners LLC, which shared investment discretion with White Mountains Advisors LLC, and Artisan Partners Limited Partnership each held above 5% of Innospec Inc's outstanding shares of common stock during 2006, but as of December 31, 2006 had reduced such holdings to below 5%.

Share Ownership of Directors and Officers as of March 12, 2007

The following table sets forth the amount of the Corporation's common stock beneficially owned by each of the directors, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation:

Name	Shares Owned Directly or Indirectly	Shares Underlying Options Exercisable within 60 days	Total	Percent of Class
H Aldous	3,784	—	3,784	*
R E Bew	11,160	34,674	45,834	*
I Cleminson	176	170	346	*
C Hale(1)	129,430	23,732	153,162	1.04
M Hale(1)	108,927	23,847	132,774	*
C Hessner	833	21,750	22,583	*
S Haubold	5,096	—	5,096	*
P W Jennings	6,429	45,500	51,929	*
I McRobbie	1,316	32,732	34,048	*
J Puckridge	3,596	669	4,265	*
P Williams	3,850	—	3,850	*
Directors and Executive Officers as a group(13 persons)(2)	280,170	195,180	475,350	3.22

Notes:

(*) Less than 1%

(1) In the case of Mr. C Hale and Mr. M Hale, these figures include 11,355 and 12,000 respectively over which Mr. C Hale and Mr. M Hale both disclaim beneficial ownership as such shares are held indirectly through a trust.

(2) Includes the above named directors and officers as well as A Hartley and R Shone.

Equity Compensation Plans

The following table summarizes information, as of February 6, 2007, relating to current stock option plans of the Corporation approved by security holders pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares have been granted from time to time under the CSOP, PRSOP, NEDs' Stock Option Plan, Co-Investment Plan, NED Stock Plan and Savings Related Plan.

Equity Compensation Plan Information

Plan	Number of Options Exercised	Number of Options outstanding	Total Number of Authorized Shares
PRSOP	330,785	305,632	1,076,051
CSOP	850,095	281,664	1,258,730
NEDs Stock Option Plan	72,461	129,791	263,922
Savings Related Plan	88,625	73,654	299,297
Co-Investment Plan	—	11,443	95,000
NEDs Stock Plan 2004	—	10,521	50,000
Total	**1,341,966**	**812,705**	**3,043,000**

The closing price of the Corporation's Common Stock on NASDAQ Stock Market on March 12, 2007 was $56.99.

COMPENSATION COMMITTEE REPORT

The Board has adopted a written Compensation Committee Charter.

As part of fulfilling its responsibilities, the Compensation Committee:

1. reviewed and discussed the Compensation Discussion and Analysis report for fiscal year 2006 with management; and
2. received the written Compensation Discussion and Analysis disclosure.

Based upon these reviews and discussions, the Compensation Committee has recommended to the Board of Directors, and the Board of Directors has approved, that the Corporation's Compensation Discussion and Analysis be included in this Proxy Statement filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE

Current Members	Position	Date Appointed
James M. C. Puckridge	Chairman	February 20, 2002
Charles M. Hale	Member	February 20, 2002
Samuel A. Haubold	Member	April 1, 2004

AUDIT COMMITTEE REPORT

The Board has adopted a written Audit Committee Charter.

As part of fulfilling its responsibilities, the Audit Committee:

1. held meetings with the Corporation's internal auditors and the independent registered public accounting firm, both in the presence of management and privately to discuss the overall scope and plans for the respective audits, the results of the audits, the evaluations of the Corporation's internal controls and the overall quality of the Corporation's final reports;
2. reviewed and discussed the audited financial statements for fiscal year 2006 with management and the independent registered public accounting firm;
3. discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61 (*Communication with Audit Committees*) as amended or supplemented; and
4. received the written disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*) and discussed that firm's independence with representatives of the firm. The Audit Committee has also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the Corporation is compatible with its independence.

Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission.

Principal accountant fees and services

Aggregate fees for professional services rendered for the Corporation by PricewaterhouseCoopers LLP as of or for the years ended December 31, 2006 and 2005 (Note 1) were:

	2006	2005
	$,000	$,000
Audit	1,518	1,724
Audit related	37	12
Tax: Compliance	10	59
Advisory	13	74
Tax Total	23	133
Other	—	—
Total	1,578	1,869
Audit, Audit related, tax compliance	1,565	1,795
Tax advisory and other fees	13	74
	1,578	1,869

Note 1: A substantial proportion of the fees billed in all of the categories as of or for the years ended December 31, 2006 and 2005 are denominated in a currency other than US dollars. Accordingly, fees billed as of or for both periods have been translated at consistent exchange rates.

Note 2: The aggregate fees included in *Audit Fees* are fees billed for the fiscal years for the audits of the consolidated financial statements of the Corporation, statutory and subsidiary audits, and review of documents filed with SEC. The aggregate fees included in each of the other categories are fees billed in the fiscal years.

The *Audit Related* fees as of the years ended December 31, 2006 and 2005, respectively, were for assurance and related services relating to consultations concerning financial accounting and reporting standards.

Taxation Advisory fees as of the years ended December 31, 2006 and 2005, respectively, were for tax planning and tax advice and advice related to mergers and acquisitions.

Taxation Compliance fees as of the years ended December 31, 2006 and 2005, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund.

No *Other* services were provided for the years ended December 31, 2006 and 2005.

Audit Committee Pre-approval Policies and Procedures

The Corporation's Audit Committee adopted pre-approval policies and procedures for audit and non-audit services in August 2005. This was attached as an appendix to the Corporation's 2006 Proxy Statement. For the years ended December 31, 2006, 2005, 2004 and 2003, no fees were paid to the principal accountant for which the *de minimis* exception was used. The Audit Committee reviewed and approved the audit and non-audit services rendered by PricewaterhouseCoopers to the Corporation during the year 2006 and concluded such services were compatible with maintaining PricewaterhouseCoopers' independence.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Corporation specifically incorporates this report or a portion of its by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

AUDIT COMMITTEE

Current Members	Position	Date Appointed
Martin M. Hale	Chairman	February 20, 2002
Hugh G.C. Aldous	Member	February 15, 2005
Charles M. Hale	Member	May 11, 1998

STOCK PRICE PERFORMANCE GRAPH

The graph below compares the cumulative total return to stockholders on the Common Stock of the Corporation, S&P 500 Index and NASDAQ Composite Index since December 31, 2001, assuming a $100 investment and the re-investment of any dividends thereafter.



Innospec Inc. vs S&P 500 and NASDAQ Composite Indices
Total Return to Shareholders since Dec. 31, 2001
Value of $100 Investment made December 31, 2001
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Innospec Inc.
S&P 500 Index
NASDAQ Composite

Value of $100 Investment made December 31, 2001*

	2001	2002	2003	2004	2005	2006
Innospec Inc	100	87.78	109.39	115.61	90.39	258.61
S&P 500 Index	100	76.63	96.85	105.56	108.73	123.54
NASDAQ composite	100	68.47	100.17	111.54	113.07	123.84

* excludes purchase commissions

INFORMATION REGARDING THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm of the Corporation, selected by the Audit Committee for the fiscal year ending December 31, 2007, are PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH, England. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if such representative desires to do so. The representative is also expected to be available to respond to appropriate questions.

OTHER MATTERS

As of the date of this Proxy Statement, management is not aware of any matters to be presented at the meeting other than the matters specifically stated in the Notice of Meeting and discussed in this Proxy Statement. If any other matter or matters are properly brought before the meeting, the persons named in the enclosed Proxy Form have discretionary authority to vote the proxy on each such matter in accordance with their judgment.

SOLICITATION AND EXPENSES OF SOLICITATION

The solicitation of proxies will be made initially by mail. The Corporation's directors, officers and employees may also solicit proxies in person or by telephone without additional compensation. In addition, proxies may be solicited by certain banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries who will mail material to or otherwise communicate with the beneficial owners of shares of the Corporation's Common Stock. All expenses of solicitation of proxies will be paid by the Corporation.

ANNUAL REPORT TO STOCKHOLDERS

Copies of the Corporation's 2006 Annual Report on Form 10-K to Stockholders for the fiscal year ended December 31, 2006 are being mailed with this Proxy Statement to each stockholder entitled to vote at the Annual Meeting. Stockholders not receiving a copy of the Annual Report on Form 10-K to Stockholders may obtain one by writing or calling Investor Relations, Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, England, telephone 011 44 151 355 3611, or by e-mail to investor@innospecinc.com.

STOCKHOLDERS' PROPOSALS FOR THE 2008 ANNUAL MEETING

The Corporation anticipates holding its 2008 Annual Meeting of Stockholders on May 6, 2008.

Under the regulations of the Securities and Exchange Commission, any stockholder desiring to make a proposal to be acted upon at the 2008 Annual Meeting of Stockholders and have it included in our proxy materials must present such proposals to the Secretary of the Corporation not later than December 1, 2007.

Stockholder proposals or director nominations not included in a proxy statement for an annual meeting must comply with the advance notice procedures and information requirements set forth in the by-laws of the Corporation in order to be properly brought before that annual meeting of stockholders. Under the Corporation's by-laws, any stockholder desiring to make a proposal to be acted upon at the 2008 Annual Meeting of Stockholders must present such proposals to the Secretary of the Corporation not before February 1, 2008 or later than March 3, 2008.

By order of the Board of Directors



Andrew Hartley
Vice President and General Counsel

March 30, 2007

PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD

Table of Contents

innospec
specialty chemicals

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Annual Meeting Proxy Card

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A Proposals — The Board of Directors recommends a vote FOR the listed nominees and FOR Proposal 2.

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<STOCK#> 00OXHB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~FORM 10-K~~ ARLS

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
Commission file number 1-13879

INNOSPEC INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**98-0181725** (I.R.S. Employer Identification No.)
Innospec Manufacturing Park **Oil Sites Road** **Ellesmere Port** **Cheshire** **United Kingdom** (Address of principal executive offices)	**CH65 4EY** (Zip Code)

Registrant's telephone number, including area code: **011-44-151-355-3611**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12 (g) of the Act: **Common stock, par value $0.01 per share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _____
No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes _____
No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.

Yes X
No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b – 2 of the Act).

Large accelerated filer _____
Accelerated filer X
Non-accelerated filer _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes _____
No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the most recently completed second fiscal quarter (June 30, 2006) was approximately $135 million, based on the closing price of the common shares on the NASDAQ Stock Market on June 30, 2006. Shares of common stock held by each officer and director and by each beneficial owner who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of March 12, 2007, 11,917,461 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Innospec Inc.'s Proxy Statement for the Annual Meeting of Stockholders to be held on May 8, 2007 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT RELATIVE TO FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements which address operating performance, events or developments that we expect or anticipate will occur in the future. Although such statements are believed by management to be reasonable when made, caution should be exercised not to place undue reliance on forward-looking statements, which are subject to certain risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements and assumptions. Risks, assumptions and uncertainties include, without limitation, the outcome of the Company's disputes with Ethyl and the impact on the Company's tetra ethyl lead business related thereto, changes in the terms of trading with significant customers or gain or loss thereof, the effects of changing government regulations and economic and market conditions, competition and changes in demand and business and legal risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risks related to changes in interest rates and foreign exchange rates, government investigations, material fines or other penalties resulting from the Company's voluntary disclosure to the Office of Foreign Assets Control of the U.S. Department of the Treasury and other risks, uncertainties and assumptions identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and those identified in the Company's other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1 Business

When we use the terms the "Corporation," "Company," "Registrant," "we," "us" and "our," unless otherwise indicated or the context otherwise requires, we are referring to Innospec Inc. and its consolidated subsidiaries ("Innospec").

General

Innospec Inc. is a Delaware corporation.

On March 21, 2006 the listing of the Company's common stock was transferred from the New York Stock Exchange ("NYSE") to the Nasdaq Stock Market ("NASDAQ").

The Company changed its name from Octel Corp. to Innospec Inc. on January 30, 2006.

Until May 22, 1998, the Company had been a wholly owned subsidiary of Chemtura Corporation, previously known as Great Lakes Chemical Corporation ("GLCC"), a Delaware corporation. On May 22, 1998, GLCC consummated the spin-off of its petroleum additives business by distributing shares in the Company to the stockholders of GLCC.

Description of the Business

The Company develops, manufactures, blends and delivers fuel additives and other specialty chemicals. The Company serves global markets in the Americas, Europe, the Middle East, Africa and Asia Pacific. Its products are sold primarily to oil refineries and other chemical and industrial companies.

Segmental Information

Innospec divides its business into three distinct segments for both management and reporting purposes: Fuel Specialties, Performance Chemicals and Octane Additives. The Fuel Specialties and Performance Chemicals businesses both operate in markets where we actively seek growth opportunities albeit their end customers are very different. The Octane Additives business operates in markets which are mature with generally declining demand.

Fuel Specialties

The Fuel Specialties business develops, manufactures, blends and delivers a range of specialty chemical products used as additives to a wide range of fuels. The business specializes in supplying fuel additives that help improve fuel efficiency, boost engine performance and reduce harmful emissions. The business's products are used in the efficient operation of automotive, marine and aviation engines, power station generators, and heating and diesel particulate filter systems.

Historically the business has grown through a program of mergers and acquisitions. This program has included the establishment in 1999 of a 50% owned joint venture with Starreon

LLC to sell fuel additives in the USA and the subsequent acquisition of the remaining 50% of that joint venture in July 2004. In November 2004, the Company disposed of certain manufacturing and other assets held by our Swedish subsidiary, Innospec Bycosin AB. The Company has also established a joint venture in Valvemaster® Limited.

More recently growth has been driven by new product development to address what we believe are the key drivers to demand for fuel additives. These key drivers are legislation, population affluence, and energy price and availability.

Performance Chemicals

The Performance Chemicals business includes a range of companies who manufacture performance chemicals used in a wide range of industrial processes and everyday products. Our products range from the well-known Finetex brands of surfactants and emollients to numerous synthetic aromas, including the widely used synthetic Lilestralis® fragrance. We also manufacture Octaquest®, a biodegradable chelating agent, Octastat®, the anti-static additive, and the successful Leuna Polymer branded waxes.

These additives are used in the manufacture of such items as personal care products through to household detergents and crop protection chemicals. They are also used in the manufacture of plastics, paper and in the metal plating and oil industries. Many of our additives are key ingredients in our customers' products, improving performance and differentiating the customer's product from its competitors. Other additives are designed to provide specific solutions to common manufacturing problems such as static build up during certain industrial processes.

Historically the business has grown through a program of mergers and acquisitions. This program has included the acquisition of Finetex, Inc. in January 2005, Aroma & Fine Chemicals Limited in August 2004 and Leuna Polymer GmbH in June 2004. In December 2005, the Company disposed of two non-core businesses, Octel Performance Chemicals Inc. and the Gamlen Industries SA waste water treatment business. Effective January 1, 2007 the businesses of Finetex, Inc.. and ProChem Chemicals, Inc. were merged into Innospec Performance Chemicals U.S. Co. in order to realize potential significant benefits from their complementary areas of expertise and competency.

The Performance Chemicals focus going forward is to develop high performance products from its technology base complemented by selective acquisitions to achieve critical mass in a number of markets.

Octane Additives

The Octane Additives business is the world's only producer of tetra ethyl lead ("TEL"). The Octane Additives business comprises sales of TEL for use in automotive gasoline and trading in respect of our environmental remediation business.

TEL was first developed in 1928 and introduced into the European market for internal combustion engines to boost octane levels in gasoline allowing it to burn more efficiently and eliminating engine knock. It also acts as a lubricity aid reducing engine wear. Worldwide use of TEL has declined since 1973 following the enactment of the U.S. Clean Air Act of 1970 and similar legislation in other countries. The trend of countries exiting the leaded gasoline market has resulted in a general rate of decline in volume terms in the last few years of between 10% and 25% per annum. The decline experienced in 2006 was greater than this general range due to the decision of South Africa to exit the market for use of TEL in automotive gasoline from that start of 2006.

The Company intends to manage the decrease in the sales of TEL for use in automotive gasoline to maximize the cash flow through the decline. Continuous cost improvement measures have been, and will continue to be, taken to respond to declining market demand.

Our environmental remediation business assists customers to manage the clean up of the associated redundant plants as refineries make the change to unleaded fuel.

Raw Materials and Product Supply

We use a variety of raw materials and chemicals in our manufacturing and blending processes and believe the sources of these are adequate for our current operations. Our major purchases are ethylene, sodium, lead, cetane number improvers, ethyl chloride, various solvents and dibromoethane.

These purchases account for a substantial portion of the Company's manufacturing costs. These materials are, with the exception of ethylene in Germany, readily available from more than one source. We use long-term contracts (generally with fixed prices and escalation terms) to help ensure availability, continuity of supply and manage the risk of price increases.

The chemical industry, in general, is experiencing some tightness in the supply of certain commodity materials. We continue to monitor the situation and adjust our procurement strategies as we deem appropriate.

Intellectual Property

Our intellectual property, including trademarks, patents and licences, forms a significant part of the Company's competitive strengths particularly in the Fuel Specialties and Performance Chemicals businesses. The Company does not however consider its business as a whole to be dependent on any one trademark, patent or licence.

The Company has a portfolio of trademarks and patents, granted and in the application stage, covering products and processes in several jurisdictions. The majority of these patents were developed by the Company and, subject to maintenance obligations including the payment of renewal fees, have at least ten years' life remaining.

The Company also holds a license for the manufacture of fuel detergents. The trade mark Innospec and the Innospec device in Classes 1, 2 and 4 of the "International Classification of

Goods and Services for the Purposes of the Registration of Marks" is registered in all countries/jurisdictions in which it has a significant market presence. The Company also has trademark registrations for Octaquest® in all countries/jurisdictions in which it has a significant market presence.

Innospec International Limited, a subsidiary of the Company, has trademarks for Stadis®, a conductivity improver, and Ocenol®, an antifoam for refinery use. Innospec Limited, also a subsidiary of the Company, has trademarks for Valvemaster®, a valve seat recession additive.

We actively protect our inventions, new technologies, and product developments by filing patent business applications or maintaining trade secrets. In addition, we vigorously participate in patent opposition proceedings around the world, where necessary, to secure a technology base free of infringement. We believe our patent position is strong, well managed, and sufficient for the conduct of our business.

Customers

Fuel Specialties

Our customers are multinational oil companies and fuel retailers. Traditionally, a large portion of the total market was captive to oil companies that had fuel additives divisions providing supplies directly to their respective refinery customers. As a result of various corporate restructurings and arrangements, involving downstream refining and marketing operations, the tied supply arrangements between oil companies and their captive fuel additive divisions have been weakened. Accordingly, many refineries are increasingly looking to purchase their fuel additive requirements on the open market. This trend is creating new opportunities for independent additive marketers such as us.

Performance Chemicals

Customers range from large multinationals and manufacturers of personal care and household products, to specialty chemical manufacturers operating in niche industries.

Octane Additives

Sales of TEL for use in automotive gasoline are made principally to the retail refinery market which comprises independent, state or major oil company owned refineries located throughout the world. Selling prices to major customers are usually negotiated under long-term supply agreements with varying prices and terms of payment. Our environmental remediation business then serves these customers to manage the clean up of the associated redundant plants as refineries make the change to unleaded fuel.

In 2006 and 2005 no single customer accounted for more than 10% of net sales. In 2004 the Company had one significant customer in the Octane Additives business who accounted for $65.7 million (13%) of net sales. In the second quarter of 2005 this customer permanently left the market for TEL for use in automotive gasoline.

Competition

Fuel Specialties

The Fuel Specialties market is fragmented and characterized by a small number of competitors in each submarket. The competitors in each submarket differ with no one company holding a dominant position. We consider our competitive strengths to be our strong technical development capacity, independence from major oil companies and strong long-term relationships with refinery customers.

Performance Chemicals

We operate in a number of performance chemical market niches. Accordingly, there are a plethora of competitors who also operate in some but not all of these markets.

Octane Additives

The Octane Additives business is the world's only producer of TEL and accordingly is the only supplier of TEL for use in automotive gasoline. The business therefore competes with marketers of products and processes that provide alternative ways of enhancing octane performance in automotive gasoline.

Agreements with Ethyl Corporation

Innospec supplies TEL to Ethyl Corporation ("Ethyl"), a subsidiary of NewMarket Corporation, on a wholesale basis under a long-term supply agreement for resale to customers in the United States.

On October 1, 1998, the Company entered into sales and marketing agreements with Ethyl to market and sell TEL in all areas of the world except North America and the European Economic Area for the period lasting until December 31, 2009, subject to renewal thereafter. All marketing and sales effort made under the arrangement is made in the name of Innospec. Innospec continues to produce all TEL marketed under the agreements and also provide marketing and other services. Ethyl continues to provide marketing and other services. The net proceeds under the agreements are paid to Innospec and Ethyl as compensation for services and are based on an agreed-upon formula, with Innospec receiving 68% of the total compensation for services provided. This relationship was extended effective January 1, 2000 when OBOAdler entered into a similar agreement. Effective July 1, 2001 Ethyl agreed to participate in the Veritel agreement (see Note 10 of the Notes to the Consolidated Financial Statements) and the scope of the agreements was extended to include the European Economic Area. For a discussion of litigation between Ethyl and the Company, see "Legal Proceedings" below.

Research, Development and Testing

Research, development and testing ("R&D") provide the basis for the growth of our Fuel Specialties and Performance Chemicals businesses. Accordingly, the Company's R&D

activity has been, and will continue to be, focused on the development of new products and formulations for these. Technical support is provided for all of our businesses, including Octane Additives, to assure total customer satisfaction.

The Company's principal research and development facilities are located in Ellesmere Port, U.K. Expenditures to support research, product/application development and technical support services to customers were $11.1 million, $11.2 million, and $10.1 million in 2006, 2005, and 2004, respectively.

The Company considers that its strong technical capability provides it with a significant competitive advantage. In the last three years, the Fuel Specialties business has developed new detergent, lubricity and combustion improver products, in addition to the introduction of several new cost effective fuel additive packages. A patented process for manufacturing Octaquest®, a chelating agent, enabled the Company to enter into a new market in the performance chemicals area.

Health, Safety and Environmental Matters

The Company is subject to environmental laws in all of the countries in which it does business. The principal environmental laws to which the Company is subject to in the U.K. are the Environmental Protection Act 1990, the Water Resources Act 1991, the Health and Safety at Work Act 1974 and regulations and amendments thereto. Management believes that the Company is in material compliance with all applicable environmental laws and has made appropriate provision for the continued costs of compliance with environmental laws. Nevertheless, there can be no assurance that changes in existing environmental laws, or the discovery of additional liabilities associated with the Company's current or former operations, will not have a material adverse effect on the Company's business, results of operations or financial position.

The principal sites giving rise to environmental remediation liabilities are the former Octane Additives manufacturing sites at Paimboeuf in France, Doberitz and Biebesheim in Germany, together with the Ellesmere Port site in the U.K., which is the last ongoing manufacturer of TEL. Remediation work is substantially complete at Paimboeuf, Doberitz and Biebesheim. At Ellesmere Port there is a continuing remediation program related to those manufacturing units that have been closed. The Company regularly reviews the future costs of remediation and the current estimate is reflected in Note 13 of the Notes to the Consolidated Financial Statements.

The Company records environmental liabilities relating to the retirement of assets and environmental clean up when they are probable and costs can be estimated reasonably. This involves anticipating the program of work and the associated future costs, and so involves the exercise of judgement by management.

Human Resources

The Company's workforce at December 31, 2006 consisted of 774 employees, of which 377 were in the U.K. Approximately 40% of the Company's employees in the U.K. are represented by unions, including the Transport and General Workers Union and AMICUS.

The Company has in place an employee communication program to help its employees understand the business issues surrounding the Company, the corporate restructuring that has been implemented to respond to declining TEL demand and to the developing Fuel Specialties and Performance Chemicals businesses. Regular briefings are conducted by the CEO and line managers where Company-wide and departmental issues are discussed. More formal communication takes place with the trade unions recognized by the Company for negotiating and consultative purposes.

Available Information

We file with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, proxy statements and other documents. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information that registrants, including the Company, file electronically with the SEC.

Our corporate website is www.innospecinc.com. We make available, free of charge, on or through this website our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. In addition, Innospec's Corporate Governance Guidelines, Code of Ethics and Director Independence standards, and the written charters for the committees of Innospec's Board of Directors are available on this website under "About Us – Corporate Governance" and in print upon request by writing to: Corporate Secretary, Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, United Kingdom, CH65 4EY.

None of the above available information forms part of this filing on Form 10-K, unless specifically incorporated by reference elsewhere in this Form 10-K.

Item 1A Risk Factors

Our business is subject to many factors that could materially adversely affect our future performance and cause our actual results to differ materially from those experienced or implied by forward-looking statements made in this Annual Report on Form 10-K.

Investing in our securities involves risks and accordingly investors should carefully evaluate these risks including the factors discussed below before deciding to invest in our securities.

Competition and market conditions may adversely affect our operating results.

Certain product lines and markets in which the Company's businesses operate are subject to significant competition. The Company competes on the basis of a number of factors including, but not limited to, product quality and properties, customer relationships and service, and regulatory and toxicological expertise. For some products the competitors are larger than us and may have greater access to financial, technological and other resources. As a result these competitors may be able to better withstand a change in conditions within the industries in which the Company operates, a change in the prices of raw materials or a change in global economic conditions. Competitors may be able to introduce new products with enhanced features that may cause a decline in the demand and sales of the Company's products. Consolidation of customers or competitors in the market areas in which the Company operates may cause a loss of market share for the Company's products or place downward pressure on prices. Any of these risks could negatively impact our future revenues, gross margins and cash flows from operating activities.

Sharp and unexpected fluctuations in the cost of our raw materials and energy could adversely affect our profit margins.

We use a variety of raw materials, chemicals and energy in our manufacturing and blending processes. Many of the raw materials that we use are derived from petrochemical-based feedstocks which can be subject to periods of rapid and significant price instability. These fluctuations in price can be caused by political instability in oil producing nations and elsewhere, or other factors influencing global supply and demand over which we have no or little control. Innospec does not typically enter into hedging arrangements with respect to raw materials, chemicals or energy costs. Should costs of raw materials, chemicals or energy increase, and should Innospec's businesses not be able to pass on these cost increases to our customers, then operating margins and cash flows from operating activities would be negatively impacted. Should raw material prices increase significantly, then the Company's need for working capital could increase which would negatively impact cash flows from operating activities.

A disruption in the supply of raw materials or transportation services would have a material adverse effect on our results of operations.

The chemical industry and transportation industry are in a situation where the supply and demand of both transportation services and the supply and demand of raw materials are in balance. Any significant disruption in supply could affect our ability to obtain raw materials or transportation services. This could negatively impact our results of operations, financial position and cash flows from operating activities.

We could be adversely affected by technological changes in our industry.

Our ability to maintain or enhance our technological capabilities, develop and market products and applications that meet changing customer requirements, and successfully anticipate or respond to technological changes in a cost effective and timely manner will likely impact our future business success. Technological changes in some or all of our customers' products or processes may make our products obsolete and accordingly adversely impact our results of operations, financial position and cash flows.

Our Octane Additives business will continue to decline.

Worldwide use of TEL has declined since 1973 following the enactment of the U.S. Clean Air Act of 1970 and similar legislation in other countries. The trend of countries exiting the leaded gasoline market has resulted in a general rate of decline in volume terms in recent years of between 10% and 25% per annum. The predicted remaining sales of the Octane Additives business are now concentrated in a relatively small number of customers and may decline with unpredictable volatility and severity. Should one or more of these customers choose for economic, environmental, political or other reasons to cease using TEL as an octane enhancer earlier than has been anticipated, then the Company's future operating income and cash flows from operating activities would be negatively impacted. There could also be an accelerated write-off of Octane Additives business goodwill as the forecast discounted cash flows from that business would be reduced. The Company anticipates that eventually all countries in the world will stop the use of TEL in automotive gasoline. The Company expects that it will cease all sales of TEL for use in automotive gasoline at some time in the future.

We face risks related to our foreign operations that may negatively affect our business.

We serve global markets and accordingly operate in some countries which do not have stable economies or governments. Specifically, we trade in countries experiencing political and economic instability in the Middle East and Asia Pacific. Our international operations are subject to international business risks including, but not limited to, unsettled political conditions, expropriation, import and export restrictions, exchange controls, national and regional labor strikes, taxes, government royalties and restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. The occurrence of any, or a combination, of these events could negatively impact our results of operations, financial position and cash flows from operating activities.

We are exposed to fluctuations in foreign exchange rates, which may adversely affect our results of operations.

The Company generates revenues and incurs operating costs in currencies other than the U.S. dollar. In addition, the financial position and results of operations of some of our foreign subsidiaries are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. dollar will affect the recorded levels of our assets and liabilities, to the extent such figures reflect the inclusion of foreign assets and liabilities that are translated into U.S. dollars for presentation in our financial statements, as well as our results of operations.

The primary foreign currencies in which we have exchange rate fluctuation exposure are the European Union euro and British pound sterling. The Company cannot accurately predict the nature or extent of future exchange rate variability. While the Company takes steps to manage currency exposure by entering into hedging transactions, this cannot eliminate all exposure to future exchange rate variability. Exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future, which could materially impact our results of operations and financial position.

Failure to protect our intellectual property rights could adversely affect our future performance and cash flows.

Our intellectual property, including trademarks, patents and licences, forms a significant part of the Company's competitive strengths. We therefore depend on our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to do so may result in the loss of valuable technologies, or our having to pay other companies for infringing their intellectual property rights. Measures taken by us to protect our intellectual property may be challenged, invalidated, circumvented or rendered unenforceable. We may also face patent infringement claims from our competitors which may result in substantial litigation costs, claims for damages or a tarnishing of our reputation even if we are successful in defending these claims, which may cause our customers to switch to our competitors. The occurrence of any, or a combination, of these events could negatively impact our results of operations, financial position and cash flows from operating activities.

We are subject to extensive government regulation.

We are subject to regulation by local, state, federal and foreign governmental authorities. In some circumstances these authorities must approve our products, manufacturing processes and facilities before we may sell certain products. Many of the Company's products are required to be registered with the U.S. Environmental Protection Agency ("EPA") and with comparable governmental agencies elsewhere. We are also subject to ongoing reviews of our products, manufacturing processes and facilities by governmental authorities including the requirement to produce product data.

In order to obtain regulatory approval of certain new products we must, amongst other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses, and that we are capable of manufacturing the product in accordance with current regulations. This approval process can be costly, time consuming, and subject to unanticipated and significant delays. Accordingly, there can be no assurance that approvals will be granted on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate income from those products.

New laws and regulations may be introduced in the future that could result in additional compliance costs and prevent or inhibit the development, distribution and sale of our products. The European Union has approved additional legislation known as the Registration, Evaluation and Authorization of Chemical Substances Regulations ("REACH") which requires most of the Company's products to be registered with EU Authorities. Under this legislation the Company has to demonstrate the continuing safety of its products. During this registration period the Company will incur expense to test and register its products. The Company estimates that the cost of complying with REACH will be no more than $5 million incurred over the next 3 to 5 year period. While the Company expects that its products will be approved for registration after testing it is possible that certain products may not be registered if the test data proves unsatisfactory. In such an outcome some of the Company's products may be restricted or prohibited in the EU. This could have a material impact on our results of operations, financial position or cash flows.

The Company is currently the subject of an inquiry by the SEC into potential violations of federal securities law as a result of transactions conducted by the Company's wholly owned indirect subsidiary, Alcor Chemie Vertriebs GmbH, under the United Nations Oil for Food Program. Separately, the Company has made a voluntary disclosure to U.S. Office of Foreign Assets Control ("OFAC") regarding dealings with Cuba by certain of the Company's current and former subsidiaries. The Company has made provision for legal expenses and potential penalties in respect of these matters to the extent this is feasible. However should the Company's estimates prove to be inadequate then this could have a material impact upon the Company's operating income and cash flows from operating activities.

Legal proceedings and other claims, including proceedings against Ethyl, could impose substantial costs on us.

We are occasionally involved in legal proceedings that result from, and are incidental to, the conduct of our business, including product liability claims. We have insurance coverage to mitigate any potential damages in any such proceedings, however if our insurance did not cover such claims, then this could have a material adverse effect on our results of operations, financial position and cash flows.

Additionally, we are involved in a number of arbitrations in the London Court of International Arbitration against Ethyl. In the first of these proceedings, which relate to supplies of TEL to the United States, we are seeking to increase the price of TEL charged to Ethyl. In the further arbitration proceedings, we are seeking to terminate the sales and marketing agreements governing the global sales and marketing of TEL outside North America. We are additionally claiming in excess of $40 million damages because we believe Ethyl has violated the agreements. We remain confident in our position, however costs may be substantial, although we do not believe they will have a material adverse effect on our results of operations, financial position and cash flows.

Environmental matters could have a substantial negative impact on our results of operations.

The Company is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. The Company is also required to obtain various environmental permits and licenses many of which require periodic notification and renewal.

The Company operates on a number of manufacturing sites. The Company's historic operations, and the historic operations of companies who have previously operated on sites that the Company has acquired, entail the risk of environmental contamination of the properties that it owns or has owned. This may result in fines or criminal sanctions against the Company or may entail the Company in material costs to remediate historic contamination.

The Company further anticipates that certain production facilities may cease production in the medium to long-term. On closure of some of these production operations in the future, the Company expects to be subject to environmental laws that will require production facilities to be safely decommissioned and a degree of environmental remediation to be undertaken. The degree of environmental remediation will depend upon the plans for the future use of the operating sites that are affected and the environmental legislation in force at the time. The Company has currently made a decommissioning and remediation provision based on the Company's current obligations, the current plans for those sites and current environmental legislation. Should the Company's future plans for the sites change or should environmental legislation change then these provisions may prove inadequate and this will have a negative impact on future operating income and cash flows from operating activities.

The terms of our credit agreements may restrict our ability to incur additional indebtedness or to otherwise expand our business.

The Company's existing credit facilities contain restrictive clauses which may constrain our activities and limit our operational and financial flexibility. These clauses limit our ability, among other matters, to increase indebtedness, use assets as security in other transactions, dispose of assets, acquire assets or investments, and pay dividends or repurchase common stock.

The current credit facilities require the Company to meet certain financial ratios including net debt to EBITDA (as defined in the credit facility) and net interest expense to EBITA (as defined in the credit facility). The ability to meet these financial covenants depends upon the future operating performance of the businesses. If the Company fails to meet target covenants then it would be in technical default on the borrowing facility and the maturity of the outstanding debt could be accelerated unless it were able to obtain waivers from the lenders.

The Company expects to need to refinance some of the existing debt at the end of the remaining two and a half year term of the current borrowing facility. Should the Company not be able to secure refinancing on satisfactory terms at that point this may adversely impact continuing operations.

Our business is subject to the risk of production or transportation interruptions, the occurrence of any of which would adversely affect our results of operations.

We are subject to hazards common to chemical manufacturing, blending, storage, handling and transportation including fires, explosions, mechanical failure, transportation interruptions, remediation, chemical spills and the release or discharge of toxic or hazardous substances. These hazards could result in loss of life, property damage, environmental contamination and temporary or permanent production cessation. Any, or a combination, of these factors could negatively impact our results of operations, financial position and cash flows from operating activities.

We may be required to make additional contributions to the defined benefit pension scheme that we operate in the United Kingdom.

The Company operates a contributory defined benefit plan in the United Kingdom. The plan is closed to new entrants, without trustee discretion, but has a large number of deferred and current pensioners. Should future investment returns prove insufficient to meet future obligations, or should future obligations increase due to actuarial factors or changes in pension legislation, then the Company may be required to make additional cash contributions. This could have a material impact on future operating income and cash flows from operating activities.

Domestic or international natural disasters or terrorist attacks may disrupt our operations, decrease the demand for our products or otherwise have a negative impact on our business.

Chemical related assets, and United States corporations such as ourselves, may be at greater risk of future terrorist attacks than other possible targets in the United States, United Kingdom and throughout the world. The occurrence of such events cannot be predicted though they can be expected to continue to negatively impact the economy in general and our specific markets. The resulting damage from such an event could include loss of life, property damage or site closure. Any, or a combination, of these factors could negatively impact our results of operations, financial position and cash flows from operating activities.

Item 1B Unresolved Staff Comments

None.

Item 2 Properties

A summary of the Company's principal properties is shown in the following table. Each of these properties is owned by the Company except where otherwise noted:

Location	*Business and Business Segment*	*Operations*
Newark, Delaware, U.S. [1]	Innospec Inc. – Corporate	Corporate Headquarters
Ellesmere Port, U.K.	Innospec Inc. and Innospec Limited – Fuel Specialties, Performance Chemicals and Octane Additives	European Headquarters Business Teams Manufacturing/Administration Research & Development Fuel Technology Center
Widnes, U.K.	Aroma Fine Chemicals Limited – Performance Chemicals	Manufacturing/Administration
Herne, Germany [1]	Innospec Deutschland GmbH – Fuel Specialties	Manufacturing/Administration
Leuna, Germany	Innospec Leuna GmbH – Fuel Specialties and Performance Chemicals	Manufacturing/Administration
Vernon, France	Innospec France SA – Fuel Specialties	Manufacturing/Administration
Zug, Switzerland [1]	Alcor Chemie Vertriebs GmbH – Octane Additives	Sales/Administration
Littleton, Colorado [1]	Innospec Fuel Specialties LLC – Fuel Specialties	Sales/Administration
High Point, North Carolina [1]	Innospec Performance Chemicals U.S. Co. – Performance Chemicals	Manufacturing/Administration
Spencer, North Carolina [1]	Innospec Performance Chemicals U.S. Co. – Performance Chemicals	Manufacturing/Administration

[1] Leased property

The headquarters of Innospec Inc. is located at 220 Continental Drive, Newark, DE 19713.

Production Capacity

We believe that our plants and supply agreements are sufficient to meet expected future sales levels. Operating rates of the plants are generally flexible and varied with product mix and normal sales swings. Specifically, we believe our Octane Additives manufacturing site at Ellesmere Port, U.K. can be managed in a flexible and cost effective manner in order to meet anticipated future demand. We believe that all of our facilities are well maintained and in good operating condition.

Item 3 Legal Proceedings

Bycosin Disposal

Voluntary disclosure of possible violations of the Cuban Assets Control Regulations to the Office of Foreign Assets Control. Given the international scope of its operations, the Company is subject to laws of many different jurisdictions, including laws relating to the imposition of restrictions on trade and investment with various entities, persons and countries, some of which laws are conflicting. In 2004 the Company reviewed, as it does periodically, aspects of its operations in respect of such restrictions, and determined to dispose of certain non-core, non-U.S. subsidiaries of Bycosin AB. Bycosin's non-U.S. subsidiaries had been engaged in transactions and activities involving Cuban persons and entities before the acquisition of the Bycosin Group by the Company in June 2001, and such subsidiaries were continuing to engage in such transactions and activities at the time of the disposal of the non-core Fuel Specialties business and related assets in November 2004. On November 15, 2004, Bycosin AB, a wholly-owned subsidiary of the Company organized under the laws of Sweden (now known as Innospec Sweden AB, the "Seller"), entered into a Business and Asset Purchase Agreement (the "Agreement") with Pesdo Swedcap Holdings AB (the "Purchaser"), Håkan Byström and others as the Purchaser's guarantors, and Octel Petroleum Specialties Limited (now known as Innospec Fuel Specialties Limited) as the Seller's guarantor, and completed the all-cash transaction contemplated thereby (together with related transactions, the "Transaction"). The Agreement provided for, among other things: (i) the disposal of certain non-core Fuel Specialties business and related manufacturing and other assets of the Seller; and (ii) the supply and distribution of certain power products to certain geographic regions. The net consideration paid by the Purchaser was approximately US$2.9 million.

Following completion of the Transaction, the Company made a voluntary disclosure to the U.S. Office of Foreign Assets Control (OFAC) regarding transactions and activities engaged in by certain non-U.S. subsidiaries of the Company. The Company conducted an internal review of such transactions and activities and, in March 2005, disclosed to OFAC the preliminary results of such review. Thereafter, OFAC requested certain additional information relating to the Bycosin disclosure, and, in May 2005, the Company provided OFAC with such additional information. During the course of its internal review, the Company obtained additional details relating to the previously disclosed Bycosin business and information concerning a series of unrelated transactions involving the sale of TEL by its subsidiary The Associated Octel Company Limited (now known as Innospec Limited) to a Cuban entity. Such sales of TEL ended in 1999. The Company informed OFAC of its receipt of this additional information in June 2005. On January 27, 2006, the Company submitted additional information to OFAC regarding this matter. The Company's internal review identified, among other things, that: (i) Bycosin's non-U.S. subsidiaries maintained an office in Cuba from which they conducted their fuel additive sales, and other related activities; (ii) Innospec Limited employees travelled to Cuba for business-related purposes with respect to the Bycosin sales on two occasions and consulted with representatives of Bycosin's non-U.S. subsidiaries regarding substantial contracts with the Cuban customers; (iii) Gamlen Industries, S.A., a French company and an indirect subsidiary of the Company, sold fuel additive products to a

Bycosin subsidiary that were delivered to a Cuban customer on four occasions; (iv) Innospec Limited was involved in the direct and indirect sale of TEL products to one principal Cuban customer between 1991 and 1999, and, although the last sale of TEL was in April 1999, certain ancillary aspects primarily related to discontinuing these commercial relationships continued until January 2002 and (v) the aggregate monetary value of the transactions involving Cuban persons and entities conducted by the Company's non-U.S. subsidiaries since January 1999 is approximately $26.6 million. The Company is continuing to cooperate on a voluntary basis with OFAC's review of its voluntary disclosure.

The Cuban Assets Control Regulations (31 CFR Part 515) ("CACR") were issued by the U.S. Government under the Trading With the Enemy Act as amended (50 U.S.C. App. 5(b)). These regulations, in conjunction with the Helms-Burton Act, generally prohibit "persons subject to the jurisdiction of the United States", which includes foreign subsidiaries of U.S. companies, from engaging in business and transactions with Cuba. However compliance with the CACR by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union in November 1996. The U.S. regulations and the European regulations conflict with each other in certain respects. The Company cannot predict how OFAC will interpret the implementation of the CACR or other relevant laws or regulations with respect to the commercial activities involving Cuba of the Company's former non-U.S. subsidiaries. While the Company believes that it is no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations and that it has taken appropriate steps to achieve compliance with applicable U.S. laws and regulations relating to trade and investment, if the Company or its subsidiaries (current or former) were found not to have complied with such laws or regulations, or any other applicable laws or regulations, including those of jurisdictions the laws of which are conflicting, the Company or its subsidiaries could be subject to fines or other civil or criminal penalties which could be material.

At this time, however, management believes that it would be speculative and potentially misleading for the Company to predict the specific nature or amount of penalties that OFAC might eventually assess against it. While penalties could be assessed on different bases, if OFAC assessed penalties against the Company on a "performance of contracts basis", the applicable regulations provide for penalties, in the case of civil violations of the CACR, of the lesser of $65,000 per violation or the value of the contract. Since January 1999, non-U.S. subsidiaries of the Company have entered into 43 contracts with Cuban entities, each of which could be considered a separate violation of the CACR by OFAC. OFAC may take the position that the CACR should be interpreted or applied in a different manner, potentially even to permit the assessment of penalties equal to or greater than the value of the business conducted with Cuban persons or entities.

As of the date hereof, the Company has not had any discussions with OFAC regarding the nature or amount of penalties to which it might be subject, or how such penalties might be calculated, including whether OFAC might assess penalties for transactions performed before January 1999. The Company has considered the range of possible outcomes and potential penalties payable. In accordance with the Company's accounting policies, provision has been made for management's current best estimate of the potential liability, including anticipated legal costs. However, should the underlying assumptions prove incorrect, the actual outcome could differ materially from management's current expectations. Management is not able to estimate the range of any additional loss, if any.

Management believes that at this time it is still not able to predict with any certainty how OFAC will calculate the number of possible violations of the CACR that may have occurred or the nature or amount of penalties to which the Company could be subject. First, while the Bycosin sales occurred within the last five years, virtually all of Innospec Limited's TEL sales and transactions with Cuba occurred more than five years ago and, thus, may be outside the statute of limitations period established by the relevant laws. Second, OFAC's penalty guidelines permit mitigation from the maximum penalty amount based on a company having made a voluntary disclosure. However, at this time, it is not possible to determine whether OFAC will agree that the Company should qualify for mitigation because of its voluntary disclosure. Third, the regulations do not indicate what approach OFAC might take in regards to assessing penalties against a company whose options for extricating its foreign subsidiaries from the commercial relationships with Cuba were limited by the Council Regulation No. 2271/96 adopted by the Council of the European Union and the Mexican blocking measures. Thus, we cannot speculate as to how OFAC might characterize these possible violations nor can we predict the timing of further developments or the final outcome of the voluntary disclosure to OFAC. Management believes that if the Company or its subsidiaries were found not to have complied with the CACR for past activities, the Company could be subject to fines or other civil or criminal penalties which could be material, and the Company's reputation could be damaged. In addition, actual or potential investors that object to the Company's former arrangements and contracts involving Cuba may adversely affect the price of the Company's shares by disposing of or deciding not to purchase the Company's shares.

The Chief of the Office of Global Security Risk ("OGSR") of the Securities and Exchange Commission's ("SEC") Division of Corporation Finance sent a letter to the Company dated November 22, 2005 ("SEC comment letter") regarding its Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended June 30, 2005. The SEC comment letter focused on matters arising from the Company's voluntary disclosure to OFAC. In response to the SEC comment letter, the Company submitted a letter to OGSR on December 14, 2005 and continued to be in correspondence with OGSR, regarding the submission of further information concerning its voluntary disclosure to OFAC during 2006. On November 13, 2006 the OGSR confirmed to the Company that it has no further comments on the Company's disclosure in this matter.

Patent actions

The Company is actively opposing certain third party patents in various regions of the world. The actions are part of the Company's ongoing management of its intellectual property portfolio. The Company does not believe that any of these actions will have a material effect on the financial position or results of operations of the Company.

Oil For Food

On February 7, 2006, the SEC notified the Company that it had commenced an inquiry to determine whether any violations of federal securities law had occurred in connection with transactions conducted by the Company, including its wholly owned indirect subsidiary, Alcor Chemie Vertriebs GmbH ("Alcor"), a Swiss company, under the United Nations Oil for Food Program between June 1, 1999 and December 31, 2003. As part of its inquiry, the SEC issued a subpoena requiring the production of certain documents, including documents relating to these transactions, by the Company and Alcor. The Company, and its officers and directors, are cooperating with the SEC inquiry. At this time, management is not able to predict whether the SEC will seek to impose any fines or penalties in this matter if the Company or its subsidiaries is found not to have complied with the relevant laws.

Dispute with Ethyl Corp.

The Company is currently disputing the price that it is entitled to charge for the supply of TEL in North America to Ethyl Corporation ("Ethyl"), a subsidiary of NewMarket Corporation. This dispute is the subject of arbitration proceedings in the London Court of International Arbitration ("LCIA"). Pursuant to these proceedings, an interim order was made on September 29, 2006 requiring Ethyl to pay the increased price claimed by the Company into an escrow account pending final determination of the arbitration. The difference in prices that the Company is claiming is equivalent to approximately $3 million on an annualized basis. At December 31, 2006, Ethyl had placed approximately $1.7 million into the escrow account in respect of TEL product supplied by us during the nine months ended September 30, 2006.

The Company has also commenced proceedings in the LCIA against Ethyl regarding its marketing agreements for the supply of TEL covering the rest of the world. The Company and Ethyl are parties to certain exclusive marketing agreements governing the global marketing and sale of TEL, except in North America. One obligation on both parties is to refrain from conducting any business in their own interests that might defeat or damage the purpose of these agreements. The Company believes Ethyl has breached this duty by actively marketing and selling an alternative product. As a result, the Company is claiming damages in excess of $40 million, as well as the right to terminate these agreements.

The Company is confident in its position on these matters and believes that it will prevail. Regardless of the outcome, the Company does not believe that the disputes will have a material adverse effect on the financial position or results of operations of the Company.

Other Matters

We are involved from time to time in claims and legal proceedings that result from, and are incidental to, the conduct of our business including product liability claims. At December 31, 2006 the only claim of any potential consequence, in which we are involved, is a potential claim, which could total up to approximately $4 million, indicated by one customer that we supplied them with products that did not meet their specifications. We have denied such claim and to date legal proceedings have not been issued. Whilst it is not possible to predict the outcome of such a matter we are confident in our position. In addition, we have insurance coverage to mitigate any potential damages.

Except as described above, there are no other material pending legal proceedings to which the Company or any of its subsidiaries is a party, or of which any of their property is subject, other than ordinary, routine litigation incidental to their respective businesses.

Item 4 Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the quarter ended December 31, 2006.

PART II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information and Holders

The Company's common stock is listed on NASDAQ (symbol – IOSP). As of March 12, 2007 there were approximately 1,627 registered holders of the common stock. The following table shows the high and low prices of our common stock for each of the last eight quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
High	$26.10	$27.21	$30.14	$48.40
Low	$16.76	$22.87	$22.42	$29.39
2005				
High	$20.52	$19.77	$18.79	$17.80
Low	$17.90	$15.43	$16.05	$14.60

Dividends

In line with its policy of semi-annual consideration of a dividend the Company declared the following cash dividends for the two years ended December 31, 2006.

Date declared	Stockholders of record	Date paid	Amount per share
February 4, 2005	February 18, 2005	April 1, 2005	7 cents
August 12, 2005	August 31, 2005	September 30, 2005	7 cents
February 16, 2006	February 23, 2006	April 1, 2006	8 cents
August 18, 2006	September 1, 2006	October 1, 2006	8 cents

In addition, on February 26, 2007 the Company announced that its Board of Directors had declared a semi-annual dividend of 9 cents per share payable on April 2, 2007 to stockholders of record as of March 5, 2007.

The refinancing facility entered into on December 13, 2005 allows a maximum dividend of $2.5 million per annum in 2005, plus 10% annual growth thereafter, provided that no default has occurred or would result from such payment. The Company may repurchase its own common stock provided that this will not affect compliance with the financial covenants in the facility.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Carried forward	—	—	—	0.3
December 4 additional approval	—	—	—	20.0
October 1 - October 31 . .	26,831	29.85	26,831	(0.8)
November 1 - November 30	—	—	—	—
December 1 - December 31	2,947	44.07	2,947	(0.1)
Total	29,778	31.52	29,778	19.4

Repurchases of common stock are held as treasury shares unless reissued under equity compensation plans.

On May 1, 2006 the Board of Directors of Innospec Inc. confirmed that the amount outstanding under approved share buyback programs, all of which had no expiration date, was $11.9 million at March 31, 2006.

On May 2, 2006 the Company announced that the Board of Directors of Innospec Inc. had authorized a further stock re-purchase plan. The plan commenced on May 8, 2006 and completed on July 26, 2006. Under that plan the Company had the ability to re-purchase up to 420,000 shares of common stock.

On August 18, 2006 the Company announced that the Board of Directors of Innospec Inc. had authorized a further stock re-purchase plan under Rule 10b5-1 to repurchase an additional $2.0 million of common stock. This plan commenced on August 28, 2006 and completed on October 17, 2006.

On December 4, 2006 the Company announced that the Board of Directors of Innospec Inc. had authorized the repurchase of up to $20.0 million of common stock, dependent on market conditions, and a further stock re-purchase plan under Rule 10b5-1 to repurchase an additional $2.5 million of common stock. This plan commenced on December 5, 2006 and completed on February 9, 2007.

On February 26, 2007 the Company announced that the Board of Directors of Innospec Inc. had authorized a further stock re-purchase plan under Rule 10b5-1 to repurchase up to an additional $5.0 million of common stock. This plan commenced on February 28, 2007 and is scheduled to complete on May 4, 2007.

The Company has authorized securities for issuance under equity compensation plans. The information contained in Item 12 under the heading "Shares Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

The Company has not, within the last three years, made any sales of unregistered securities.

Item 6 Selected Financial Data

FINANCIAL HIGHLIGHTS

(dollar amounts in millions except per share figures)	2006 [1]	2005 [1] [2]	2004 [1] [2]	2003 [1] [2]	2002
Summary of performance					
Net sales [3]	$ 532.1	$ 564.8	$ 496.9	$ 471.8	$ 467.8
Impairment of Octane Additives business goodwill	(36.7)	(134.4)	(40.7)	—	—
Operating income/(loss)	31.9	(97.7)	41.7	97.9	89.7
Income/(loss) before income taxes and minority interest	31.9	(117.9)	34.0	81.6	77.6
Minority interest	(0.1)	(0.2)	(2.0)	(4.3)	(3.0)
Income taxes	(20.4)	(4.2)	(20.1)	(23.2)	(23.0)
Income/(loss) after income taxes from continuing operations	11.4	(122.3)	11.9	54.1	51.6
Net income/(loss)	11.4	(123.7)	6.2	51.8	52.1
Net cash provided by operating activities	36.4	43.8	62.4	85.2	100.0
Financial position at year end					
Working capital [4]	97.9	52.7	54.5	36.1	40.8
Total assets	569.0	675.3	790.6	741.6	747.8
Long-term debt (including current portion)	148.1	144.6	124.3	104.6	159.2
Stockholders' equity	$ 225.0	$ 314.4	$ 445.8	$ 430.2	$ 362.5
Financial ratios					
Net income/(loss) as a percent of sales	2.1	(21.9)	1.2	11.0	11.1
Effective income tax rate as a percent [5]	64.2	(3.5)	62.8	30.0	30.8
Current ratio [6]	2.1	1.7	1.2	1.6	0.9
Share data					
Earnings per share					
– Basic	0.94	(10.00)	0.50	4.34	4.41
– Fully diluted	0.90	(10.00)	0.48	4.13	4.15
Earnings per share from continuing operations					
– Basic	0.94	(9.89)	0.96	4.53	4.36
– Fully diluted	0.90	(9.89)	0.92	4.31	4.11
Dividend paid per share	0.16	0.14	0.12	0.05	0.05
Shares outstanding (basic, thousands)					
– At year end	11,903	12,325	12,337	12,059	11,843
– Average during year	12,071	12,368	12,345	11,925	11,817
Stock price					
– High	48.40	20.52	32.00	20.48	26.09
– Low	16.76	14.60	18.62	12.56	15.80
– At year end	46.55	16.27	20.81	19.69	15.80

(1) From January 1, 2002, the amortization of goodwill ceased in accordance with FAS 142.

(2) 2005, 2004, 2003 and 2002 comparatives have been restated in order to reflect discontinued operations.

(3) Net sales have been revised in order to reflect the revised classification of certain shipping and handling costs and commission charges.

(4) Working capital comprises accounts receivable, inventories, prepaid expenses, accounts payable and accrued liabilities.

(5) The effective tax rate is calculated as a percentage of income before income taxes.

(6) Current ratio is defined as current assets divided by current liabilities.

QUARTERLY SUMMARY (UNAUDITED) (see Note 3 below)

(dollar amounts in millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Net sales	$124.3	$ 119.4	$143.7	$144.7
Gross profit	46.5	42.1	51.6	46.5
Operating income	6.6	3.9	19.8	1.6
Net income/(loss)	0.6	1.0	10.5	(0.7)
Net cash (used)/provided by operating activities	$ (7.7)	$ 8.4	$ 19.6	$ 16.1
Per common share:				
Earnings/(loss) – basic	$ 0.05	$ 0.08	$ 0.88	$ (0.06)
– fully diluted (1)	$ 0.05	$ 0.08	$ 0.84	$ (0.06)
2005				
Net sales	$142.3	$ 134.8	$143.5	$144.2
Gross profit	52.9	47.7	48.5	51.0
Operating income/(loss) (2)	1.0	(99.2)	1.1	(0.6)
Net (loss)/income	(2.4)	(104.8)	(9.1)	(7.4)
Net cash provided by operating activities	$ 10.3	$ (13.9)	$ 19.5	$ 27.9
Per common share:				
Loss – basic	$ (0.19)	$ (8.46)	$ (0.74)	$ (0.61)
– fully diluted	$ (0.19)	$ (8.46)	$ (0.74)	$ (0.61)

NOTES

(1) In view of the fact that a net loss of $0.7 million was made in the fourth quarter, 2006, the basic and fully diluted loss per common share are the same for that quarter. However, on an annual basis the fully diluted earnings per common share was $0.90, meaning that effectively the impact of the fourth quarter loss on fully diluted earnings was a loss of $0.07.

(2) The figures for 2005 have been restated in order to reflect discontinued operations. This had no impact on cash flows.

(3) During the final quarter, 2006, the Company revised the classification of certain shipping and handling costs and commission charges in its results for 2006 and comparable information for 2005 and 2004. Previously, these charges were netted off sales and are now charged to cost of goods sold and selling expenses, respectively. This has no impact on 2006 or any prior periods' reported income before income taxes, net income, earnings per share, net cash provided by operating activities or any balance sheet category. The classification of charges of $28.6 million and $37.1 million for the years ended December 31, 2006 and 2005, respectively, (1) with respect to shipping and handling costs has been revised from a reduction in net

sales to an increase in costs of goods sold of $23.1 million and $26.5 million, respectively, and (2) with respect to commission charges has been revised from a reduction in net sales to an increase in selling expenses of $5.5 million and $10.6 million, respectively. The impact on net sales, gross profit and selling, general and administrative expenses for the previously reported quarters, and the 2006 fourth quarter, during the two years ended December 31, 2006 is provided below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year 2006
Previously reported:					
(in millions)					
Net sales	$117.9	$112.9	$135.5	$137.2	$ 503.5
Gross profit	$ 45.5	$ 41.0	$ 49.5	$ 45.2	$ 181.2
SG&A expenses	$ (21.1)	$ (21.0)	$ (22.2)	$ (29.2)	$ (93.5)
Revised classification:					
(in millions)					
Net sales	$124.3	$119.4	$143.7	$144.7	$ 532.1
Gross profit	$ 46.5	$ 42.1	$ 51.6	$ 46.5	$ 186.7
SG&A expenses	$ (22.1)	$ (22.1)	$ (24.3)	$ (30.5)	$ (99.0)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year 2005
Previously reported:					
(in millions)					
Net sales	$133.2	$125.8	$133.0	$135.7	$ 527.7
Gross profit	$ 50.2	$ 45.8	$ 45.0	$ 48.5	$ 189.5
SG&A expenses	$ (25.8)	$ (24.9)	$ (20.1)	$ (26.8)	$ (97.6)
Revised classification:					
Net sales	$142.3	$134.8	$143.5	$144.2	$ 564.8
Gross profit	$ 52.9	$ 47.7	$ 48.5	$ 51.0	$ 200.1
SG&A expenses	$ (28.5)	$ (26.8)	$ (23.6)	$ (29.3)	$(108.2)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion should be read in conjunction with our consolidated Financial Statements and the notes thereto, included elsewhere herein.

FACTORS AFFECTING OUR RESULTS

The primary factor affecting our results of operations is the continuing transformation of the Company's business from one which was focused on Octane Additives to one in which the Fuel Specialties and Performance Chemicals segments play an increasingly predominant role. For the year ended December 31, 2006, the combined operating income of the Fuel Specialties and Performance Chemicals segments of our business rose 89%, as compared with the year ended December 31, 2005. By comparison, for the year ended December 31, 2006, operating income for the Octane Additives segment was $34.5 million, which represents a decline of approximately 50% from operating income for the Octane Additives segment of our business for the year ended December 31, 2005. We expect that the role of the Octane Additives segment of our business will continue to decline in the coming years. We expect that we will cease all sales of TEL for use in automotive gasoline at some time in the future, and that we will continue to write-off the business goodwill for our Octane Additives business until or prior to that point. The Company's strategic plan is for the growth in the Fuel Specialties and Performance Chemicals segments to off-set the decline in the Octane Additives business.

Revision to Classification of Certain Items

During the final quarter, 2006, the Company revised the classification of certain shipping and handling costs and commission charges in its results for 2006 and comparable information for 2005 and 2004. Previously, these charges were netted off sales and are now charged to cost of goods sold and selling expenses, respectively. This has no impact on 2006 or any prior periods' reported income before income taxes, net income, earnings per share, net cash provided by operating activities or any balance sheet category.

The classification of charges of $28.6 million, $37.1 million and $28.8 million for the years ended December 31, 2006, 2005 and 2004, respectively, (1) with respect to shipping and handling costs has been revised from a reduction in net sales to an increase in costs of goods sold of $23.1 million, $26.5 million and $21.8 million, respectively, and (2) with respect to commission charges has been revised from a reduction in net sales to an increase in selling expenses of $5.5 million, $10.6 million and $7.0 million, respectively.

The Company undertook an analysis of the aggregate effect of these reclassifications on its gross margin for each of 2006, 2005 and 2004. As originally reported, gross margin for the year ended December 31, 2005 was 35.9%. After giving effect to the reclassifications, gross margin would decline by an absolute amount of 0.5 percentage points, to 35.4%, which represents a 1.3% reduction of the gross margin relative to what was originally reported. Similarly, for the year ended December 31, 2004, the gross margin after giving effect to the reclassifications declined from 44.0% to 42.9%, an absolute reduction of 1.1 percentage points, which represents a 2.6% reduction in gross margin relative to the gross margin under the originally reported financial statements.

RESULTS OF OPERATIONS

Results of Operations – Fiscal 2006 compared to Fiscal 2005:

The following table showing operating income by reporting business, and also applies to the comparative results of operations in 2005 and 2004.

Product Group Data

(in millions)	2006	2005	2004
Net sales:			
Fuel Specialties	$311.3	$ 257.1	$208.9
Performance Chemicals	120.4	109.4	48.6
Octane Additives	100.4	198.3	239.4
	$532.1	$ 564.8	$496.9
Gross profit:			
Fuel Specialties	$106.2	$ 83.5	$ 70.1
Performance Chemicals	22.7	17.6	8.8
Octane Additives	57.8	99.0	134.1
	$186.7	$ 200.1	$213.0
Operating income:			
Fuel Specialties	$ 45.7	$ 26.2	$ 20.8
Performance Chemicals	5.8	1.0	0.2
Octane Additives	34.5	69.2	104.4
FAS 87 pension (charge)/credit	—	(1.7)	2.7
Corporate costs	(22.1)	(26.7)	(33.0)
Restructuring charge	(4.5)	(31.3)	(8.3)
Impairment of Octane Additive business goodwill	(36.7)	(134.4)	(40.7)
Profit/(loss) on disposals (net)	9.2	—	(4.4)
Operating income/(loss)	$ 31.9	$ (97.7)	$ 41.7

Net sales

(in millions)	2006	2005	Change	
Fuel Specialties	$311.3	$257.1	$ 54.2	+21%
Performance Chemicals	120.4	109.4	11.0	+10%
Octane Additives	100.4	198.3	(97.9)	-49%
	$532.1	$564.8	$(32.7)	-6%

Fuel Specialties is now by far our largest business unit accounting for well over half of our revenues. The revenue increase of 21% achieved by this business unit was focused in the

Europe, Middle East and Africa ("EMEA") region and the Americas region, which delivered revenue growth of 17% and 21%, respectively. There were also strong sales in the Asia Pacific ("ASPAC") region which delivered revenue growth of 60% albeit from a much lower base. Americas sales were driven by our strong market-leading position in diesel fuel additives and the U.S. government's adoption early in 2006 of new ultra low sulfur diesel regulations. Approximately half of the EMEA sales growth was due to a one-off contract with a single customer. The ASPAC growth was due to the benefit generated from customer contracts entered into early in 2006.

The Performance Chemicals sales growth in 2006 was spread across each of the individual operations which comprise this business. In absolute dollar terms however, the growth was focused in Aroma Fine Chemicals, our aroma fragrances business, and Finetex, our surfactants and emollients business. Aroma Fine Chemicals benefited from price increases throughout 2006 and greater production capacity which came on stream in the latter stages of the year. During 2006 Finetex leveraged its customer base to increase both sales prices and volumes across almost all of its product range.

The Octane Additives sales decline was limited to 49% in dollar terms despite volumes decreasing 63%. This was primarily due to the richer sales mix in 2006, compared to 2005, and moderate price increases achieved during 2006. Sales volumes were adversely impacted by South Africa leaving the market for TEL for use in automotive gasoline at the start of the year, and the absence in 2006 of significant shipments to South East Asia. However, sales to the Middle East in 2006 remained resilient.

In aggregate terms the sales decline was limited to $32.7 million (6%) as the combined sales growth of our Fuel Specialties and Performance Chemicals businesses of $65.2 million (18%) went a long way in mitigating the expected continued sales decline in our Octane Additives business.

Gross profit

(in millions)	**2006**	**2005**	**Change**	
Fuel Specialties	$106.2	$ 83.5	$ 22.7	+27%
Performance Chemicals	22.7	17.6	5.1	+29%
Octane Additives	57.8	99.0	(41.2)	-42%
	$186.7	$200.1	$(13.4)	-7%
Gross margin (%)				
Fuel Specialties	*34.1*	*32.5*	*+1.6*	
Performance Chemicals	*18.9*	*16.1*	*+2.8*	
Octane Additives	*57.6*	*49.9*	*+7.7*	
Aggregate	*35.1*	*35.4*	*-0.3*	

The 27% increase in gross profit generated by our Fuel Specialties business outstripped the 21% sales growth achieved due to improved margins. The increase of 1.6 percentage points in the Fuel Specialties gross margin was focused in the Americas region and offset the lower margins seen in the EMEA and ASPAC regions. The Americas gross margin benefited from sales prices increases implemented early in 2006 and tight control of material costs throughout the year. The EMEA gross margin was diluted by the impact of a one-off contract with a single customer and the ASPAC gross margin was impacted by product mix.

The Performance Chemicals business delivered a 29% increase in gross profit which again was significantly in excess of the 10% sales growth. This increase was generated from a 2.8 percentage points improvement in gross margins spread across each of the individual operations which comprise this business segment. This gross margin improvement was focused in Finetex, Innospec Leuna and ProChem with the latter two businesses benefiting from product mix improvements.

The 42% decline in gross profit in our Octane Additives business compares favourably to the 49% decrease in sales. This is due to the 7.7 percentage points improvement in gross margin which reflects the richer sales mix and moderate price increases achieved during 2006.

Overall gross profit declined 7% to $186.7 million, compared to the sales decline of 6%, despite each of our businesses actually managing to increase their gross margins. This is due to the fact that higher margin Octane Additives sales formed a smaller proportion of total sales, reducing from 35% to 19%, with this mix effect depressing the aggregate gross margin by 0.3 percentage points.

Operating expenses

(in millions)	2006	2005	Change	
Fuel Specialties	$ (59.3)	$ (56.1)	$(3.2)	+6%
Performance Chemicals	(15.5)	(15.2)	(0.3)	+2%
Octane Additives	(13.2)	(19.7)	6.5	-33%
FAS 87 pension (charge)/credit	—	(1.7)	1.7	-100%
Corporate costs	(22.1)	(26.7)	4.6	-17%
	$(110.1)	$(119.4)	$ 9.3	-8%

Increases in operating expenses in our Fuel Specialties and Performance Chemicals businesses have been limited to 6% and 2%, respectively, despite the sales growth of 21% and 10%, respectively. This sales growth and tight cost control has been achieved by leveraging the infrastructures of these businesses.

The 33% reduction in operating expenses of Octane Additives compares to the 49% sales decline experienced in this business. The majority of the savings were generated from reduced commission charges caused by the absence of sales to South East Asia.

In accordance with FAS 87, we were required to recognize a non-cash charge of $1.7 million in 2005, primarily in respect of the amortization of prior service cost. No similar charge was required to be recognized in 2006.

The reduction achieved in corporate costs results from the restructuring of the corporate functions and reduced costs in relation to Sarbanes Oxley compliance. There were also significant costs recognized in 2005 for the special investigation into the transfer of funds in South Africa by the former CEO.

Restructuring charge

Restructuring costs of $4.5 million in 2006, substantially reduced from the $31.3 million incurred in 2005, were comprised of severance and other restructuring costs of $2.4 million and $2.1 million, respectively.

The severance costs included $1.6 million in respect of cost reduction programs in manufacturing and support activities on the U.K. Octane Additives manufacturing site, $0.6 million in respect of additional salary and other emoluments to be paid to the former CEO and $0.2 million in relation to severance of corporate staff.

The other restructuring costs comprised $1.4 million in respect of site clearance in the U.K., $0.4 million in relation to costs associated with a plan to consolidate manufacturing activities on to one site in one of our U.S. businesses and $0.3 million in respect of the relocation of our European Headquarters to the Ellesmere Port site.

Amortization of intangible assets

The amortization charge was $12.7 million in 2006 and 2005. In both years a charge of $10.1 million was recognized in respect of the Veritel intangible asset that is being amortized on a straight-line basis and as such is comparable year on year. The remaining $2.6 million in both years relates to the amortization of intangible assets recognized in the acquisition accounting in respect of Finetex, Aroma Fine Chemicals and Innospec Fuel Specialties (formerly known as Octel Starreon).

Impairment of Octane Additives business goodwill

The Company recognized a charge of $36.7 million for the impairment of Octane Additives business goodwill in 2006. This compares to a charge of $134.4 million in 2005. Since the end of 2005 there have been no significant changes in the estimates used in the detailed forecast model to calculate the impairment charges. The charge was significantly higher in 2005 due to the loss of anticipated sales and associated cash flows from Venezuela, a major customer, in the second quarter of 2005.

The remaining balance of Octane Additives business goodwill is now $24.8 million. The Company will continue to test the value of Octane Additives business goodwill at the end of each quarter and expects to recognize a charge of approximately $14 to $18 million for the 12 months ending December 31, 2007, if actual cash flows are in line with the Company's current forecasts. The charge remains critically dependent upon developments that affect the Company's best estimates of future volumes of Octane Additives, future revenue, gross margins, selling and administrative costs as well as the fixed and working capital requirements of the business, including the level of compensation paid to Ethyl under the TEL marketing agreements.

Profits/(loss) on disposal (net)

The Company recognized $9.6 million profit following the disposal of surplus real estate in the U.K. This was partially off-set by prepaid disposal costs of $0.4 million.

Interest expense (net)

Net interest expense in 2006 at $6.8 million was $0.8 million lower than the $7.6 million incurred in 2005. This reduction is primarily due to the fact that average net debt was lower in 2006 when compared to 2005; and also due to the inclusion in the 2006 net charge of repayment of interest of $0.6 million charged on a tax balance. Net debt fell by $25.2 million, between the end of 2005 and 2006, primarily due to the $36.4 million of cash flows from operating activities generated by our businesses and the $9.6 million of proceeds from the disposal of surplus real estate in the U.K., offset by $15.6 million of common stock repurchased. Moreover, this reduced net interest expense was achieved despite the fact that the U.S. base interest rate rose between the corresponding periods.

Other net income/(expense)

In 2006 other net income of $6.8 million was generated of which $7.6 million related to foreign exchange gains offset by $0.8 million of other sundry expenses.

In 2005 other net expense of $12.6 million comprised a $5.5 million charge for the write-off of the Company's investment in Stylacats in the third quarter, a charge of $1.2 million to fully provide against two other investments, a $3.7 million charge for exchange losses on forward foreign exchange contracts and $2.2 million of other sundry expenses.

Income taxes

The Company recognized a tax charge of $20.4 million in 2006 which is $16.2 million greater than the $4.2 million incurred in 2005. The headline rate of income tax is 64.2% compared to (3.5)% in 2005. However, the effective rate of tax for 2006 excluding the impairment of Octane Additives business goodwill was 29.8% compared to 25.8% in 2005. Tax relief is not available on this impairment charge and accordingly we believe that the effective rate of tax is best calculated by adjusting for this non-cash charge. This adjusted effective rate has increased 4.0 percentage points between the corresponding periods due to the disposition of our profits, exhaustion of U.S. net operating losses and increased profitability of our U.S. based Fuel Specialties business which suffers the standard federal tax rate of 35%, together with state taxes.

Results of Operations – Fiscal 2005 Compared to Fiscal 2004:

The following table is presented to show the incremental impact of the acquisitions of Leuna, Aroma Fine Chemicals ("AFC") and Finetex in 2005.

Effect of acquisitions on 2005 group results compared to 2004

(in millions)	2005 As Reported	Effect of Acquisitions	2005 Before Acquisitions	2004 As Reported
Net sales	$ 564.8	$62.3	$ 502.5	$496.9
Gross profit	200.1	7.2	192.9	213.0
Selling general and administrative expense	(108.2)	(6.2)	(102.0)	(96.6)
Research and development expense	(11.2)	(0.7)	(10.5)	(10.1)
Amortization of intangible assets	(12.7)	(1.5)	(11.2)	(11.2)
Impairment of TEL business goodwill	(134.4)	—	(134.4)	(40.7)
Restructuring charge	(31.3)	(0.4)	(30.9)	(8.3)
Loss on disposals	—	—	—	(4.4)
Operating Income	$ (97.7)	$ (1.6)	$ (96.1)	$ 41.7

The table above includes the impact of the acquisition of Leuna, the results of which were consolidated for six months in 2004, and the results of AFC, the results of which have been consolidated for four months in 2004 and the results of Finetex which was acquired in January 2005. The impact of the acquisition of the remaining 50% of the shares in Innospec Fuel Specialties LLC (formerly known as Octel Starreon LLC) has not been included as the results of Innospec Fuel Specialties LLC have been fully consolidated by the Company since the inception of the joint venture in 1999, with a corresponding charge in the minority interest line item. The minority interest charge for the period to full acquisition of Innospec Fuel Specialties LLC on July 8, 2004 was $1.9 million. Accordingly no table of the impact of acquisitions is presented for the Fuel Specialties business.

The effect of acquisitions on 2005 Performance Chemicals business results compared to 2004 is as follows:

(in millions)	2005 As Reported	Acquisitions Effect	Performance Chemicals Before Acquisitions 2005	2004 As Reported
Net sales	$109.4	$59.3	$50.1	$48.6
Gross profit	17.6	6.4	11.2	8.8
Selling general and administrative expense	(13.2)	(6.1)	(7.1)	(6.8)
Research and development	(2.0)	(0.6)	(1.4)	(1.6)
Amortization of intangible assets	(1.4)	(1.1)	(0.3)	(0.2)
Business operating income	$ 1.0	$ (1.4)	$ 2.4	$ 0.2

Net sales

Fuel Specialties sales of $257.1 million were $48.2 million (23.1%) higher than in 2004. Sales in the Americas grew by 36.2% due to higher sales of cetane number improver and additives for diesel ahead of new legislation. Sales in the EMEA region grew by 16.8% and sales in the Asia Pacific region grew by 11.6%.

The subsidiaries acquired in 2004 and at the beginning of 2005 (AFC, Leuna and Finetex) contributed $59.5 million of the $60.8 million additional Performance Chemicals sales in the year.

Octane Additives sales volumes were 25.7% below 2004 volumes but sales value declined by only 17.2% mainly due to price increases. Sales volumes to the Americas were down 90.8% due to the loss of business in Venezuela. Sales to Asia Pacific have proved to be resilient and volumes were actually 6.4% higher than in 2004. Shipments to the Middle East were 95.7% ahead of shipments in 2004. Sales to Africa fell by 19.9% from the 2004 level, and in 2006 South Africa left the market for use of TEL in automotive gasoline.

Total net sales for 2005 of $564.8 million were $67.9 million (13.7%) ahead of 2004 sales.

Gross profit

In Fuel Specialties gross profit increased by $13.4 million (19.1%) though the gross margin fell 1.1 percentage points from 33.6% to 32.5%. The gross margin was impacted by the rapid growth in sales of relatively lower margin cetane number improvers in the USA and the loss of manufacturing margin as a result of the Bycosin disposal in 2004.

In Performance Chemicals, the effect of the acquisitions on the gross margin can be seen above. The gross profit margin including the impact of acquisitions reduced 2 percentage points to 16.1% from the 18.1% achieved in 2004. This is due to the fact that the acquisitions operate in markets that generate lower gross margins than the previously existing businesses in this business unit, however they also operate with lower overhead cost bases.

Gross profit in the Octane Additives business at $99.0 million was $35.1 million (26.2%) lower than in 2004 despite sales declining 17.2% in the comparable period. Gross margin decreased 6.1 percentage points from 56.0% to 49.9%. Results in 2004 were boosted by the release of a $6.4 million surplus remediation provision relating to a former Octane Additives manufacturing site at Doberitz in Germany. In addition, in 2004 a $3.2 million provision related to a take or pay contract for materials was released following a review of the likely material requirements. Following the loss of Venezuela volumes in 2005 a further review of this contract was performed and as a result a provision of $1.7 million was recognized in the second quarter of 2005. Excluding the impact of these items the gross margin still declined due to a combination of higher unit production and raw material costs.

Total gross profit for 2005 of $200.1 million was $12.9 million (6.1%) below that in 2004. The overall gross margin declined 7.5 percentage points from 42.9% to 35.4%. This decline was caused by the lower margins generated by all three business units in 2005 compared to 2004, and also by higher margin Octane Additives sales forming a smaller proportion of overall sales in 2005 compared to 2004 (35.1% down from 48.2%).

Operating expenses

Operating expenses consist of selling, general and administrative expenses and research and development expenses.

Operating expenses increased within our Fuel Specialties business unit due to the inclusion of legal and other costs associated with the Company's voluntary disclose to OFAC.

In Performance Chemicals the effect of the acquisitions on operating expenses can be seen from the table above. This impact represents the majority of increase in operating expenses seen in this business unit since existing operations held their cost bases.

In the Octane Additives business unit the operating expenses were essentially flat as the benefit obtained from reduced selling expenses following the closure of certain sales offices was offset by additional commission charges on sales to South East Asia.

Due to the high proportion of inactive members in the Company's principal defined benefit pension plan in the U.K., the net pension charge or credit associated with this is reported separately. The net pension credit in 2004 was $2.7 million compared to a net pension charge of $1.7 million in 2005. This reversal from pension credit to pension charge was mainly due to the de-risking of the pension fund as a result of the decision to invest in a higher proportion of bonds rather than equities.

Corporate costs declined $6.3 million (19.1%) from $33.0 million in 2004 to $26.7 million in 2005. This decline primarily reflects the effect of the relocation in 2005 of the European Headquarters to the Ellesmere Port site and the streamlining of the executive structure.

Overall operating expenses increased by $12.7 million (11.9%) in 2005 to $119.4 million, $6.1 million of the increase being due to the effect of acquisitions.

Restructuring charge

The Company incurred restructuring costs of $31.3 million in 2005. These costs comprised $2.2 million in relation to a cost reduction program in manufacturing and support activities on the U.K. Octane Additives manufacturing site and $1.6 million in respect of severance of corporate staff. A charge of $1.4 million was recognized under FAS 146 under a previous cost reduction program where the leavers stayed longer than their contractual notice periods. Associated with all of the 2005 severance programs a pension charge of $12.5 million was recognized under FAS 88 as there had been a curtailment event due to the significant restructuring activity in the U.K. in 2005.

A charge of $1.2 million was recognized in relation to the closure of the European Headquarters in Manchester, U.K. This charge represented a write-off of fixed assets where the value had been impaired by the closure and other costs of closure. A charge of $0.9 million was recognized relating to fixed asset write-offs resulting from the closure of the Fuel Technology Centre in Bletchley, U.K. A charge of $1.1 million was recognized relating to severance costs arising from the decision to relocate the research and technology activities that had previously been carried out at that site to the Ellesmere Port, U.K. site. A charge of $2.0 million was recognized in relation to the decision to dispose of the Adastra diesel particulate filters business. This included $1.6 million of fixed asset and other write-offs and $0.4 million of severance costs. A charge of $0.4 million was recognized in relation to the severance costs associated with a plan to consolidate manufacturing activities on to one site in one of our U.S. businesses. Other charges relate to the costs of site clearance in the U.K. ($3.4 million) and non U.K. severance in the Fuel Specialties business ($0.6 million).

A charge of $4.0 million was recognized relating to the costs of salary, additional costs of professional advice and other emoluments to be paid to the former CEO pursuant to an agreement governing the terms of the former CEO's resignation dated April 8, 2005.

Amortization of intangible assets

The amortization charge in 2005 of $12.7 million was $1.5 million higher than the $11.2 million recognized in 2004. In both years a charge of $10.1 million was recognized in respect of the Veritel intangible asset that is being amortized on a straight-line basis and as such is comparable year on year. The remaining $2.6 million relates to the amortization of intangible assets recognized in the acquisition accounting in respect of Finetex, Aroma & Fine Chemicals and Octel Starreon (now called Innospec Fuel Specialties).

Impairment of Octane Additives business goodwill

The Company recognized a charge of $134.4 million for the impairment of Octane Additives business goodwill in 2005. The loss of anticipated sales from Venezuela was the principal reason for this unexpectedly high charge and reflects the loss of the anticipated future cash flows that had previously been assumed in the detailed forecast model that supported the value of Octane Additives business goodwill at the end of 2004. The charge in 2004 was $40.7 million.

Interest expense and interest income

At $7.6 million the net interest expense was $2.0 million higher than in 2004. This was principally because of the higher average level of net debt in 2005 when compared to the equivalent period in 2004 following the acquisition outflows in the second half of 2004 and early 2005 and the increase in U.S. base interest rate. In 2005 interest expense was $9.5 million and interest income was $1.9 million. In 2004 interest expense was $6.4 million and interest income was $0.8 million.

Other expense (net)

Other income and expense of $12.6 million consists mainly of a $5.5 million charge for the write-off of the Company's investment in Stylacats in the third quarter, a charge of $1.2 million to fully provide against two other investments, $2.2 million sundry other charges and a $3.7 million charge for exchange losses on forward foreign exchange contracts.

Income taxes

The headline rate of income tax was (3.5)% in 2005 compared to 62.8% in 2004. The change in the effective tax rate and the reason why the Company is paying taxes on a loss making operation is that the charge for the impairment of Octane Additives business goodwill is not an allowable deduction for tax purposes. The effective rate of tax for 2005 excluding the impact of the Octane Additives business goodwill impairment charge was 25.8% compared to 27.6% in 2004.

Discontinued operations

The loss of $1.4 million relates to the disposal of Octel Performance Chemicals Inc. and the Gamlen Waste Water Treatment business.

CASH FLOWS DISCUSSION

We generated cash from operating activities of $36.4 million, $43.8 million and $62.4 million in 2006, 2005 and 2004, respectively.

In 2006 net cash provided by operating activities declined $7.4 million from $43.8 million in 2005 to $36.4 million in 2006 despite our return to profitability. The primary reason for this decline was the $39.5 million increase in working capital requirement discussed more fully under "Working Capital". This was offset by a $20.9 million movement in tax creditor due to a cash receipt from the U.K. tax authorities related to a tax reclaim in the first quarter of 2006 and the increased tax charge for 2006. The $3.9 million net movement on plant closure provisions primarily represents the $7.0 million severance payments made largely at the beginning of 2006. The $3.0 million movement in the pension prepayment relates to the cash contributions made during the year to the U.K. contributory defined benefit pension plan. We generated $9.6 million from the disposal of property, plant and equipment, primarily following the disposal of surplus real estate in the U.K., of which $7.6 million was re-invested in capital expenditures to support our Fuel Specialties and Performance Chemicals growth businesses and corporate IT structure. The disposal of a 20% stake in Deurex Micro Technologies GmbH resulted in an inflow of $2.6 million. The Company drew down an additional $18.0 million of revolving credit facility and repaid a $10.0 million instalment on the term loan. On April 1 and October 1 the Company paid a semi-annual dividend of 8 cents per share aggregating to 16 cents for the year and $1.9 million in total. In addition we repurchased $15.6 million of our own common stock and raised $3.0 million by the issue of Treasury stock to holders of options who chose to exercise their stock options.

During 2005 large tax payments relating to tax charges from prior periods, and a low 2005 tax charge, resulted in a significant $22.5 million reduction in the accrual for income taxes and other liabilities. The $10.0 million reduction in the pension prepayment was mainly due to the curtailment charge of $12.5 million, relating to higher pension liabilities arising from restructuring, that was not concurrently cash funded to the U.K. contributory defined benefit pension plan. The $22.3 million business combinations outflow mainly represented the $21.2 million acquisition of Finetex, net of cash. In January $51.0 million of the former revolving credit facility was drawn down to finance a $30.0 million scheduled loan repayment on our former term loan, and the acquisition of Finetex, resulting in a net $21.0 million increase in borrowings. In December the Company agreed a new financing facility and drew down the new term loan of $100.0 million and $40.0 million of the new revolving credit facility, repaying $140.0 million owed under the old financing facility. On April 1 and September 30 the Company paid a semi-annual dividend of 7 cents per share aggregating to 14 cents for the year and $1.7 million in total. The issue of Treasury stock to holders of options who chose to exercise their stock options raised $1.4 million and $2.5 million was spent on the repurchase of 146,862 shares at an average price of $16.99.

In 2004 business combinations accounted for an $80.2 million outflow. Of this $43.8 million related to the cash outlay to acquire the 50% share in Octel Starreon LLC previously held by Starreon Corporation LLC, $30.8 million related to the acquisition of Aroma & Fine Chemicals Limited ("AFC"), $5.2 million was expended to acquire control of Leuna Polymer GmbH, $2.6 million was spent to acquire a 20% shareholding in Deurex Micro Technologies GmbH and $1.8 million was used on sundry investments in associates. These outflows were offset by the $4.2 million received from the sale of our 49% interest in Joss Holdings BV. The majority of the $5.2 million proceeds on disposal of property, plant and equipment related to the $4.7 million sale of our Octane Additives Paris office. The $4.8 million increase in restricted cash related to £2.5 million placed into escrow to secure and match Loan Notes issued by the Company to the vendors as part of the consideration for AFC. In January $97.5 million of the previous borrowing facility had been repaid and $100.0 million of the new borrowing facility drawn down. On April 1 and October 1 the Company paid a semi-annual dividend of 6 cents per share aggregating to 12 cents for the year and $1.5 million in total.

LIQUIDITY AND FINANCIAL CONDITION

Working Capital

In 2006 our working capital requirement increased by $39.5 million. The $11.1 million increase in accounts receivable and prepaid expenses was spread across our three business units as a result of the increased trading in our Fuel Specialties and Performance Chemicals growth businesses and the impact of the timing of Octane Additives shipments compared to the corresponding period last year. Inventories increased by $21.0 million also in all three business units though it was focused in Fuel Specialties and Octane Additives, the latter being due to our Octane Additives manufacturing strategy implemented at Ellesmere Port. The $7.4 million increase in accounts payable and accrued liabilities was limited to a moderate increase within Performance Chemicals due to increased trading levels and a somewhat larger increase within Octane Additives reflecting the non-cash release in the first quarter of a $4.5 million retrospective pricing provision and corresponding reduction in accrued liabilities.

Cash

At December 31, 2006 and 2005 we had cash and cash equivalents of $101.9 million and $68.9 million, respectively. In addition, at December 31, 2005 we had $4.3 million of restricted cash. The restricted cash related to £2.5 million placed into escrow to secure and match Loan Notes issued by the Company to the vendors as part of the consideration for AFC. One tranche of £1.25 million was paid in January 2006 and the remaining tranche of £1.25 million was paid in October 2006.

Debt

The loss of Venezuela as a major Octane Additives customer in the second quarter of 2005 required the Company to review its current and projected operational flexibility and liquidity. The Company therefore initiated discussions with its senior lenders in the third quarter of 2005. As a result of those discussions the Company agreed the terms of a new three and one half year financing facility more appropriate to the Company's needs. The facility contains terms which, if breached, would result in the loan becoming repayable on demand. It requires, among other matters, compliance with two financial covenant ratios. These ratios are (1) the ratio of net debt to EBITDA and (2) the ratio of net interest to EBITA. EBITDA and EBITA are non U.S. GAAP measures of liquidity defined in the finance facility. In the event that the ratio of net debt to EBITDA exceeds 2.0 then in addition to these covenants, the facility also requires a "look forward" test and an additional financial covenant ratio in the form of net operating cash flow before finance costs to scheduled debt amortization and interest costs. This "look forward" test was not applicable to the Company during 2006 due to such ratio not being exceeded.

As of December 31, 2006, the Company had $148 million of debt outstanding under its new senior credit facility agreement and was in compliance with all financial covenants therein. The debt profile as at December 31, 2006, including the principal facility and other group debt, is set out below:

(in millions)	
2007	15.0
2008	20.0
2009	113.0
	$ 148.0
Current portion of long-term debt	$ (15.0)
Long-term debt, net of current portion	$133.00

In January 2007 the Company repaid $73.0 million under the principal facility consisting of the scheduled $15.0 million term loan repayment and $58.0 million on the revolving credit facility. The revolving credit facility can be drawn down upon again until the financing facility expires on June 12, 2009 or later if the facility is extended.

Pension Plans and Other Post-Employment Benefits

Effective for fiscal year 2006, the Company adopted the provisions of FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. FAS 158 requires that the funded status of defined-benefit postretirement plans be recognized on the Company's consolidated balance sheets, and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the measurement date of the plan's funded status to be the same as the Company's fiscal year-end. Although the measurement date provision was not required to be adopted until fiscal year 2008 the Company early-adopted this provision for fiscal year 2006. The effect of applying FAS 158 was to record a total reduction to equity through recognition in Accumulated Other Comprehensive Loss of $97.0 million on an after-tax basis.

Contractual Commitments

The following represents contractual commitments at December 31, 2006 and the effect of those obligations on future cash flows:-

(in millions)	Total	Less than 1 year	1 to 3 Years	4 to 5 years	Over 5 years
Long-term debt obligations	$148.0	$15.0	$133.0	$ —	$ —
Remediation payments	23.7	2.2	7.3	2.1	12.1
Severance payments	3.8	3.1	0.7	—	—
Unconditional purchase obligations	0.3	0.2	0.1	—	—
Capital commitments	3.1	3.1	—	—	—
Operating lease commitments	6.1	1.4	1.9	1.5	1.3
Interest payments on debt	11.0	5.5	5.5	—	—
Planned funding of pension obligations	28.3	7.1	14.1	7.1	—
Total	**$224.3**	**$37.6**	**$162.6**	**$10.7**	**$13.4**

At December 31, 2006 long-term debt comprised $90.0 million term loan and $58.0 million drawn under the revolving credit facility. At the same date long-term debt obligations represent scheduled term loan repayments and amounts drawn under the revolving credit facility repaid when the financing facility expires on June 12, 2009, unless extended. In January 2007 the Company repaid $73.0 million under the principal facility consisting of the scheduled $15.0 million term loan repayment and $58.0 million on the revolving credit facility.

Remediation payments represent those cash flows that the Company is currently obligated to pay in respect of current and former facilities. It does not include any discretionary remediation costs that the Company may choose to incur.

Unconditional purchase obligations relate to certain raw material take or pay contracts which have been entered into by the Company.

Capital commitments relate to certain capital projects that the Company has committed to undertake.

Operating lease commitments relate primarily to office space, motor vehicles and items of office equipment which are expected to be renewed and replaced in the normal course of business.

The Company is subject to interest at variable rates on certain elements of its long-term debt. The estimated payments included in the table above assume a constant U.S. base interest rate of 5.8% to 6.5% on the main credit facility. Estimated commitment fees are also included, interest income is excluded and the impact of the Company repaying $58.0 million on the revolving credit facility in January 2007 is included.

The amounts related to the pension plan refer to the likely levels of Company funding of the U.K. contributory defined benefit pension plan and certain pension commitments to senior employees. It is not meaningful to predict an amount after five years since there are numerous uncertainties including future return on assets, pay escalation, pension increases, inflation and employment levels.

Environmental Matters and Plant Closures

The Company is subject to environmental laws in all of the countries in which it operates. Under certain environmental laws the Company is responsible for the remediation of hazardous substances or wastes at currently or formerly owned or operated properties.

Most of our manufacturing operations have been conducted outside the U.S. and, therefore, any liability pertaining to the investigation and remediation of contaminated properties is likely to be determined under non-U.S. law.

We evaluate costs for remediation, decontamination and demolition projects on a regular basis. Full provision is made for those costs to which we are committed under environmental laws. Full provision has been made for the committed costs of $23.7 million. Expenditure against provisions was $1.3 million, $2.2 million and $2.0 million in the years 2006, 2005 and 2004, respectively.

We have also incurred personnel severance costs in relation to the management of the decline in the Octane Additives market and the restructuring of the Fuel Specialties business. Total severance expenditure was $7.0 million, $9.7 million, $6.0 million in the years 2006, 2005 and 2004, respectively. Provision is made for severance costs under the conditions of FAS 146 and FAS 112. The provision at December 31, 2003 was $3.8 million.

Inflation

Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years.

FUTURE OUTLOOK

We undertook a detailed strategic review in 2005 and concluded that with the Octane Additives market gradually disappearing we needed to get to the position where the Company was solidly profitable even without the profit contribution of the Octane Additives business unit. We measure our progress towards achieving, and surpassing, this objective through the concept of ongoing operating profitability.

Ongoing operating profitability

(in millions)	2006	2005	Change	
Fuel Specialties operating income	$ 45.7	$ 26.2	$19.5	+74%
Performance Chemicals operating income	5.8	1.0	4.8	+480%
FAS 87 pension (charge)/credit	—	(1.7)	1.7	-100%
Corporate costs	(22.1)	(26.7)	4.6	-17%
	$ 29.4	$ (1.2)	$30.6	

In 2005 the combined operating income of our growth businesses of Fuel Specialties and Performance Chemicals did not cover the corporate costs and FAS 87 pension charge. However, with the significant improvement in the operating incomes of these business and substantial reduction in the corporate cost base our ongoing operating profitability was nearly $30.0 million in 2006.

We believe we are in a strong financial position today and our overall objective remains unchanged. We will continue to leverage and organically grow the Fuel Specialties and Performance Chemicals businesses. We have many internal opportunities for growth in the near term from both geographical and product line extensions. Acquisitions in these businesses are also a primary focus for us. We believe the industries in which these businesses operate provide the greatest opportunities for a good return on investments, including associated synergies, while minimizing risk by investing in those markets where we have operating knowledge and experience.

We expect our ongoing operating profitability to improve further in 2007. There are however many variables which will determine the ultimate profitability of the Company. The impact of raw material prices, and specifically their continued volatility, remain difficult to predict. In addition, the newly approved REACH legislation in Europe will impact our cost base and efforts in 2007.

Fuel Specialties

2006 has been an outstanding year for our Fuel Specialties business with net sales increasing $54.2 million (21%) to $311.3 million and operating income increasing $19.5 million (74%) to $45.7 million. This sales growth comes on top of the 23% organic growth already experienced in 2005. Gross margins increased to 34.1% from 32.5% in 2005. Fuel Specialties is now our largest business unit accounting for well over half of our revenues.

It is widely recognized that it will be increasingly difficult to sustain these levels of growth. We therefore expect sales growth in 2007 to approximate to 8% to 12% per annum and gross margin to be in the 32% to 36% region. This organic growth will be pursued in the Company's three key regions, Europe, Middle East and Africa ("EMEA"), Americas and Asia-Pacific.

Performance Chemicals

This was the first year in recent times which allowed like-for-like comparisons with the previous year following the acquisitions in 2004, and very early in 2005, in this business segment. We reorganized this business in the second quarter of 2006 and the benefits started to flow from there with improved sales and profitability being demonstrated in the last two quarters of the year. In 2006 net sales increased $11.0 million (10%) to $120.4 million and operating income increased $4.8 million (480%) to $5.8 million. Gross margins increased by 2.8 percentage points from 16.1% in 2005 to 18.9% in 2006.

We believe the Performance Chemicals business unit will experience an acceleration in its growth. Organic sales growth of 10% to 14% will be pursued across the various operations which comprise this business unit and with improved operating efficiencies and pricing our gross margins should range between 18% to 22%.

Octane Additives

Over the last three years Octane Additives sales have declined 58% from $239.4 million to $100.4 million and now represent 19% of the Company's total sales compared to 48% in 2004. However, continued cost control and flexible management of manufacturing capacity have delivered benefits and accordingly the reduction in gross profit over the equivalent three year period has been limited to 57%.

The Octane Additives market has been in decline since the 1970s and this trend is expected to continue. Moreover, following the exit from this market in 2006 and 2005 of the significant customers of South Africa and Venezuela, respectively, world market decline in 2007 is likely to be limited to the 15% to 25% range. We will continue to manage costs within this business unit and price the product to reflect its economic value to our customers. We expect the Octane Additives business to continue to be cash generative and gross margins to range between 39% to 45%.

Following our adoption of FAS 142 in 2002 the annual amortization charge on goodwill has been replaced by an impairment review process. The continued decline in the Octane Additives market will inevitably result in impairment charges in future years. Our latest review has revealed a need to recognize further impairment charges for Octane Additives business goodwill impairment in each period until the Octane Additives business cash flows are exhausted. An annual impairment review of the goodwill relating to the Fuel Specialties and Performance Chemicals business segments indicates that there is no requirement to recognize an impairment charge in respect of this goodwill.

CRITICAL ACCOUNTING ESTIMATES

Our objective is to clearly present our financial information in a manner that enhances the understanding of our sources of earnings and cash flows together with our financial position. We aim to achieve this by disclosing information required by the SEC together with further information that provides insight into our businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses Innospec's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Note 2 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Financial Statements.

Our consolidated financial statements and supplementary data disclose our accounting principles and the methods and estimates used in the preparation of those consolidated financial statements. We believe those statements and disclosures represent fairly the operating results and financial position of the Company. The purpose of this portion of our report is to further emphasize some of the more critical areas where a significant change in facts and circumstances in our operating and financial environment could cause a change in results of operations or financial position. The policies and estimates that the Company considers the most critical in terms of subjectivity and judgment of assessment are provided below.

Environmental Liabilities

Remediation provisions at December 31, 2006 amounted to $23.7 million and relate principally to our U.K. site. The Company records environmental liabilities when they are probable and costs can be estimated reasonably. The Company has to anticipate the program of work required and the associated future costs, and has to comply with environmental legislation in the relevant countries. The Company views the costs of vacating our main U.K. site as a contingent liability because there is no present intention to exit the site. The Company has further determined that, due to the uncertain product life of Octane Additives, particularly in the market for aviation gas, there exists such uncertainty as to the timing of such cash flows that it is not possible to estimate these flows sufficiently reliably to recognize a provision.

Goodwill

The Company adopted FAS 142, *Goodwill and Other Intangible Assets* effective January 1, 2002. This requires that goodwill deemed to have an indefinite life should no longer be amortized, but subject to an annual impairment review, or between years if events occur or circumstances change which suggest that an impairment may have occurred.

The Company elected to perform its annual tests in respect of Fuel Specialties and Performance Chemicals goodwill as of December 31 each year. In reviewing for any impairment charge the fair value of the reporting units underlying the segments is estimated using an after tax cash flow methodology based on management's best estimates at that time.

During 2002 and 2003, the goodwill impairment test for the Octane Additives business was performed annually at December 31. Both these reviews showed that the fair value of the reporting unit based on after tax cash flows at the Company's weighted average cost of capital exceeded the carrying value of Octane Additives assets and, accordingly, no indicator of impairment existed and step 2 of the FAS 142 impairment test was not performed.

In light of the continuing decline in the Octane Additives market globally, as the Company makes sales of Octane Additives in each quarter, the remaining sales and corresponding cash flows that can be derived from the Octane Additives business are reduced, and accordingly the fair value of the Octane Additives reporting unit is reduced. Based on the Company's detailed forecast model, assumptions at December 31, 2003 indicated that the reduction in forecast future cash flows during 2004 would reduce the fair value of the reporting unit below the carrying value of Octane Additives assets and, accordingly, there was likely to be a significant goodwill impairment charge during the year ended December 31, 2004. As a result the Company determined that quarterly impairment reviews be performed from January 1, 2004 and any impairment charge arising be recognized in the relevant quarter.

The value of the remaining cash flows from the Octane Additives business is calculated at any review date by reference to the best available estimates for future revenues, gross margins, selling and administrative costs as well as the fixed and working capital requirements of the business. The resulting cash flows are then discounted and the total discounted cash flows of the Octane Additives business are then allocated to the fair value of the Octane Additives business unit at that date. The Company uses this information to derive an implied goodwill value which is then compared to the carrying value to determine what impairment is needed.

Using this methodology and the assumptions underlying the detailed forecast model the Company believes that it is possible to predict the pattern of likely future impairment charges of Octane Additives business goodwill. This method reflects the relatively unique nature of the Octane Additives business.

As a result of the reviews performed during 2006, 2005 and 2004, respectively, impairment charges of $36.7 million, $134.4 million and $40.7 million, respectively, were recognized. The Company expects to recognize charges in subsequent years as the Octane Additives market continues to decline. There is $24.8 million of goodwill remaining which relates to the Octane Additives business.

At December 31, 2006 we had $139.0 million of goodwill relating to our Fuel Specialties and Performance Chemicals businesses. At this date we performed annual impairment reviews and concluded that there has been no impairment of goodwill in respect of those reporting segments.

Intangible Assets, Net of Amortization

At December 31, 2006 we had $30.2 million of intangibles that are discussed in Note 10 of the Notes to the Consolidated Financial Statements. These intangible assets relate to all of our businesses and are being amortized straight-line over periods of up to 13 years. We continually assess the markets and products related to these intangibles, as well as their specific carrying values, and have concluded that these carrying values and amortization periods remain appropriate. We also evaluate these intangibles for any potential impairment when events occur or circumstances change which suggest that an impairment may have occurred. If events occur or circumstances change it may possibly cause a reduction in periods over which these intangibles are amortized or result in a non-cash write-off of a portion of the intangibles' carrying value. A reduction in amortization periods would have no effect on cash flows.

Pensions

The Company's principal pension arrangement is a contributory defined benefit pension plan in the U.K. though it does also have other much smaller pension arrangements in the U.K. and overseas. The Company accounts for this pension plan in accordance with FAS 87, *Employers' Accounting for Pensions*, FAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans* and FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* At December 31, 2006 the underlying plan asset value and projected benefit obligation were $875.4 million and $897.9 million, respectively, resulting in a deficit of $22.5 million. This deficit, net of tax, was recognized on adoption of FAS 158 on December 31, 2006 and the prepaid pension cost, net of tax, transferred to accumulated other comprehensive loss. Further disclosure is provided in Note 6 of the Notes to the Consolidated Financial Statements

Movements in the underlying plan asset value and projected benefit obligation are dependent on actual return on investments and pay awards as well as our assumptions in respect of the discount rate, annual member mortality rates, future return on assets, future pay escalation, future pension increases and future inflation. We develop these assumptions after considering advice from a major global actuarial consulting firm. A change in any one of these assumptions could impact the plan asset value, projected benefit obligation and pension cost recognized in the income statement. Such changes could impact our operating results and financial position.

A full actuarial valuation of the pension plan was carried out as at December 31, 2005. The results of this valuation have been reflected in these consolidated financial statements.

Sales and Marketing Agreements

The Company has entered into a number of sales and marketing agreements with Ethyl Corporation ("Ethyl") to market and sell TEL in all areas of the world except North America for the period to December 31, 2009, subject to renewal thereafter. All marketing and sales effort made under the arrangement is made in the name of Innospec. Innospec continues to produce all TEL marketed under the agreements and also provide marketing and other services. Ethyl continues to provide marketing and other services. The net proceeds under the agreements are paid to Innospec and Ethyl as compensation for services and are based on an agreed-upon formula, with Innospec receiving 68% of the total compensation for services provided. No separate legal entity or joint venture has been established as a consequence of the agreements. Sales and expenses incurred under the agreements are included within Innospec's income statement. These comprise all revenues and costs incurred directly by Innospec, together with costs recharged by Ethyl for marketing and other services provided under the terms of the agreements. Ethyl's share of the net proceeds for services is charged within cost of goods sold. The majority of net proceeds are calculated and settled on a monthly basis but there is an element receivable by the Company from Ethyl which is computed annually in arrears. In prior years the amounts involved were not significant but due to increases in the value of this retrospective element we decided effective January 1, 2002 that it was more appropriate to recognize an appropriate accrual during the year based on best current estimates of the expected outcome.

Cautionary Statement for Safe Harbor Purposes

Certain written and oral statements made by our Company and subsidiaries or with the approval of an authorized executive officer of our Company, including statements made in the Management's Discussion and Analysis of Financial Condition and Results of Operations or elsewhere in this report and in other filings with the Securities and Exchange Commission, may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements which address operating performance, events or developments that we expect or anticipate will occur in the future. Although such statements are believed by management to be reasonable when made, caution should be exercised not to place undue reliance on forward-looking statements, which are subject to certain risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements and assumptions. Risks, assumptions and uncertainties include, without limitation, the outcome of the Company's disputes with Ethyl and the impact on the Company's tetra ethyl lead business related thereto, changes in the terms of trading with significant customers or gain or loss thereof, the effects of changing government regulations and economic and market conditions, competition and changes in demand and business and legal risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risks related to changes in interest rates and foreign exchange rates, government investigations, material fines or other penalties resulting from the Company's voluntary disclosure to the Office of Foreign Assets Control of the U.S. Department of the Treasury and other risks, uncertainties and assumptions identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and those identified in the Company's other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing and blending facilities, offices and laboratories around the world, though the largest manufacturing facility is located in the U.K. The Company sells a range of Fuel Specialties, Performance Chemicals and Octane Additives to customers around the world. The Company uses floating rate debt to finance these global operations. Consequently, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign exchange rates. The political and economic risks are mitigated by the stability of the countries in which the Company's largest operations are located. Credit limits, ongoing credit evaluation and account monitoring procedures are used to minimize bad debt risk. Collateral is not generally required.

The Company uses derivatives, including interest rate swaps and foreign currency forward exchange contracts, in the normal course of business to manage market risks. The derivatives used in hedging activities are considered risk management tools and are not used for trading purposes. In addition, the Company enters into derivative instruments with a diversified group of major financial institutions in order to monitor the exposure to non-performance of such instruments. The Company's objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow and to lower overall borrowing costs. The Company's objective in managing the exposure to changes in foreign exchange rates is to reduce volatility on earnings and cash flow associated with such changes.

Interest Rate Risk

The Company uses interest swaps to manage interest rate exposure. As of December 31, 2006 the Company had cash and cash equivalents of $101.9 million, no bank overdraft and long-term debt of $148.1 million. The long-term debt comprised $90.0 million senior term loan, $58.0 million revolving credit and $0.1 million capital leases. In January 2007 the Company repaid $73.0 million under the principal facility consisting of the scheduled $15.0 million senior term loan repayment and $58.0 million on the revolving credit facility.

In 2005 the Company entered into interest swap agreements that cover $50.0 million of the remaining term loan as at December 31, 2006 of $90.0 million. On the basis that $50.0 million of the $148.0 million long-term debt, excluding capital leases, is hedged against interest movements and that the Company would receive interest on the $101.9 million positive cash balances, then unhedged debt of $98.0 million is more than covered by the positive cash balances. On a gross basis, assuming no additional interest on the cash balances, a hypothetical absolute change of 1% in U.S. base interest rate on the gross amount of these balances of $98.0 million for a one-year period would impact net income and cash flows by approximately $1.0 million before tax.

The above does not consider the effect of interest or exchange rate changes on overall activity nor management action to mitigate such changes.

Exchange Rate Risk

Approximately 50% of the Company's forecast sales for 2007 are denominated in U.S. dollars with the balance mainly comprising euros (over 40%) and sterling (around 10%). The reporting currency of the Company is the U.S. dollar. The Company evaluates the functional currency of each reporting unit according to the economic environment in which it operates. Several major subsidiaries of the Company operating outside of the U.S. have the U.S. dollar as their functional currency due to the nature of the markets in which they operate.

In the Fuel Specialties business more than 50% of forecast sales are denominated in U.S. dollars and more than 45% in euros. The Fuel Specialties business is reasonably well hedged against a 5% strengthening in the U.S. dollar against the euro. For this reason such a shift in exchange rates, while reducing net sales, would increase operating income by around $0.2 million for this business.

In the Performance Chemicals business approximately 50% of forecast sales are denominated in euros with the remainder split between U.S. dollars (around 20%) and sterling (around 30%). Due mainly to the large operating profits denominated in euros a 5% strengthening in the U.S. dollar against both sterling and the euro would reduce operating profit by approximately $0.3 million.

The Octane Additives market is predominantly a U.S. dollar market although sales to certain territories are transacted in euros. TEL raw materials are purchased in a mixture of U.S. dollars, sterling and euros. Ethyl compensation payments are denominated in U.S. dollars. Selling, general and administrative expenses are generally in the currency of the legal entity with the majority being denominated in sterling. A 5% strengthening in the U.S. dollar against both sterling and the euro would result in additional operating income of $0.3 million due mainly to the lower burden of the sterling denominated cost of goods sold and operating expenses.

Corporate costs are largely denominated in sterling. A 5% strengthening in the U.S. dollar against both the euro and sterling would increase reported operating income by approximately $1.3 million.

In all cases where a 5% strengthening of the U.S. dollar has been used as an illustration, a 5% weakening would be expected to have the opposite effect on operating income.

Item 8 Financial Statements and Supplementary Data

Financial statements – see below.

Supplementary data – see Quarterly Summary (unaudited) information in Item 6 above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Innospec Inc:

We have completed integrated audits of Innospec Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Innospec Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for share based compensation on adoption of FAS 123R, *Share-Based Payment*, effective January 1, 2006, and defined benefit pension plans on adoption of FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London, United Kingdom
March 16, 2007

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years ended December 31		
	2006	**2005**	**2004**
Net sales (Note 3)	$ 532.1	$ 564.8	$ 496.9
Cost of goods sold	(345.4)	(364.7)	(283.9)
Gross profit (Note 3)	186.7	200.1	213.0
Operating expenses:			
Selling, general and administrative	(99.0)	(108.2)	(96.6)
Research and development	(11.1)	(11.2)	(10.1)
Restructuring charge	(4.5)	(31.3)	(8.3)
Amortization of intangible assets	(12.7)	(12.7)	(11.2)
Impairment of Octane Additives business goodwill (Note 9)	(36.7)	(134.4)	(40.7)
Profit/(loss) on disposals, net (Note 20)	9.2	—	(4.4)
	(154.8)	(297.8)	(171.3)
Operating income/(loss)	31.9	(97.7)	41.7
Interest expense	(12.1)	(9.5)	(6.4)
Interest income	5.3	1.9	0.8
Other net income/(expense)	6.8	(12.6)	(2.1)
Income/(loss) before income taxes and minority interest	31.9	(117.9)	34.0
Minority interest	(0.1)	(0.2)	(2.0)
Income/(loss) before income taxes	31.8	(118.1)	32.0
Income taxes	(20.4)	(4.2)	(20.1)
Income/(loss) before share of affiliated company earnings from continuing operations	11.4	(122.3)	11.9
Share of affiliated company earnings	—	—	(1.0)
Discontinued operations, net of tax (Note 21)	—	(1.4)	(4.7)
Net income/(loss)	$ 11.4	$ (123.7)	$ 6.2
Earnings/(loss) per share			
Basic	$ 0.94	$ (10.00)	$ 0.50
Diluted	$ 0.90	$ (10.00)	$ 0.48
Earnings/(loss) per share – continuing operations :			
Basic	$ 0.94	$ (9.89)	$ 0.96
Diluted	$ 0.90	$ (9.89)	$ 0.92
Weighted average shares outstanding (in thousands) – Basic	12,071	12,368	12,345
– Diluted	12,670	12,368	12,989

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	At December 31	
	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 101.9	$ 68.9
Restricted cash (Note 22)	—	4.3
Accounts receivable (less allowance of $2.5 and $2.2, respectively)	78.3	64.8
Inventories		
Finished goods	83.7	63.9
Work in progress	25.2	21.8
Raw materials	11.1	10.8
Total Inventories	120.0	96.5
Prepaid expenses	5.1	5.3
Total current assets	305.3	239.8
Property, plant and equipment (Note 12)	66.5	67.3
Goodwill – Octane Additives (Note 9)	24.8	61.5
Goodwill – Other (Note 9)	139.0	138.9
Intangible assets (Note 10)	30.2	43.0
Prepaid pension cost (Note 6)	—	113.0
Deferred finance costs (Note 11)	1.6	2.1
Deferred income taxes (Note 7)	1.6	—
Other assets (Note 22)	—	9.7
	$ 569.0	$675.3
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 50.0	$ 54.5
Accrued liabilities	55.5	59.4
Accrued income taxes	14.7	—
Short-term borrowings (Note 14)	15.1	14.5
Current portion of plant closure provisions (Note 13)	5.6	10.1
Current portion of deferred income (Note 15)	2.0	2.0
Total current liabilities	142.9	140.5
Long-term debt, net of current portion (Note 14)	133.0	130.1
Plant closure provisions, net of current portion (Note 13)	22.2	21.0
Deferred income taxes (Note 7)	—	41.9
Pension liability (Note 6)	22.5	—
Other liabilities	22.4	24.2
Deferred income, net of current portion (Note 15)	0.9	2.9
Minority interest	0.1	0.3
Commitments and contingencies		
Stockholders' Equity (Note 16)		
Common stock, $0.01 par value, authorized 40,000,000 shares, issued 14,777,250 shares	0.1	0.1
Additional paid-in capital	281.7	276.2
Treasury stock (2,874,747 and 2,452,249 shares at cost, respectively)	(44.7)	(32.0)
Retained earnings	97.9	88.4
Accumulated other comprehensive loss	(110.0)	(18.3)
Total stockholders' equity	225.0	314.4
	$ 569.0	$675.3

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years ended December 31		
	2006	2005	2004
Cash Flows from Operating Activities			
Net income/(loss)	$ 11.4	$(123.7)	$ 6.2
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Depreciation and amortization	27.4	28.7	24.4
Impairment of Octane Additives business goodwill	36.7	134.4	40.7
Deferred income taxes	(2.0)	(5.0)	(0.8)
(Profit)/loss on disposal of property, plant and equipment	(9.2)	2.8	(4.3)
Loss on disposal of business	—	—	13.7
Changes in working capital:			
Accounts receivable and prepaid expenses	(11.1)	15.5	(2.2)
Inventories	(21.0)	(20.3)	(11.3)
Accounts payable and accrued liabilities	(7.4)	6.0	3.0
Income taxes and other current liabilities	20.9	(22.5)	11.4
Impairment in carrying value of unconsolidated investments	—	6.6	—
Movement on plant closure provisions	(3.9)	2.1	(6.8)
Movement in pension prepayment	(3.0)	10.0	(7.0)
Stock option compensation charge	1.6	—	—
Movements in other non-current liabilities	(2.0)	11.3	(4.6)
Movement in deferred income	(2.0)	(2.1)	—
Net cash provided by operating activities	36.4	43.8	62.4
Cash Flows from Investing Activities			
Capital expenditures	(7.6)	(8.3)	(9.6)
Proceeds on disposal of property, plant and equipment, net	9.6	—	5.2
Business combinations, net of cash acquired	—	(22.3)	(80.2)
Increase in restricted cash	—	—	(4.8)
Proceeds from disposal of subsidiary	—	2.8	—
Disposal of unconsolidated investment	2.6	—	—
Net cash provided by/(used in) investing activities	4.6	(27.8)	(89.4)
Cash Flows from Financing Activities			
Receipt of short-term borrowing	1.0	—	—
Repayment of short-term borrowing	(1.0)	—	—
Receipt of long-term borrowings	18.0	190.3	119.0
Repayment of long-term borrowings	(10.0)	(170.0)	(107.5)
Payments on capital leases	(0.2)	—	0.5
Refinancing costs	(0.5)	(2.0)	(2.7)
Dividends paid	(1.9)	(1.7)	(1.5)
Issue of treasury stock	3.0	1.4	5.5
Repurchase of common stock (Note 16)	(15.6)	(2.5)	(4.5)
Minority interest dividends (paid)	(0.2)	—	(0.5)
Net cash (used in)/provided by financing activities	(7.4)	15.5	8.3
Effect of exchange rate changes on cash	(0.6)	4.1	5.9
Net change in cash and cash equivalents	33.0	35.6	(12.8)
Cash and cash equivalents at beginning of year	68.9	33.3	46.1
Cash and cash equivalents at end of year	$101.9	$ 68.9	$ 33.3

Amortization of deferred finance costs of $1.1m (2005: $1.3m) for the year are included in depreciation and amortization in the cash flow statement but in interest in the income statement.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2004	$ 0.1	$276.5	$(31.2)	$ 213.8	$ (13.4)	$ 445.8
Net loss	—	—	—	(123.7)	—	(123.7)
Dividend ($0.14 per share)	—	—	—	(1.7)	—	(1.7)
Net CTA change (2)	—	—	—	—	(4.9)	(4.9)
Treasury stock re-issued	—	—	1.7	—	—	1.7
Treasury stock repurchased	—	—	(2.5)	—	—	(2.5)
Redemption of treasury stock	—	(0.3)	—	—	—	(0.3)
Balance at December 31, 2005	$ 0.1	$276.2	$(32.0)	$ 88.4	$ (18.3)	$ 314.4
Net income	—	—	—	11.4	—	11.4
Dividend ($0.16 per share)	—	—	—	(1.9)	—	(1.9)
Derivatives (1)	—	—	—	—	0.3	0.3
Net CTA change (2)	—	—	—	—	5.0	5.0
Treasury stock re-issued	—	0.1	2.9	—	—	3.0
Treasury stock repurchased	—	—	(15.6)	—	—	(15.6)
Stock option compensation charge (3)	—	5.4	—	—	—	5.4
Adjustment for initially applying FAS 158, net of tax	—	—	—	—	(97.0)	(97.0)
Balance at December 31, 2006	$ 0.1	$281.7	$(44.7)	$ 97.9	$(110.0)	$ 225.0

(1) Changes in unrealized exchange gains/(losses) on derivative instruments, net of tax.

(2) Changes in cumulative translation adjustment.

(3) Following adoption of FAS 123R a stock option liability of $3.0 million accrued under APB 25 was reclassified.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

Total comprehensive income for the years ended December 31	2006	2005	2004
Net income/(loss) for the year	$11.4	$(123.7)	$ 6.2
Changes in cumulative translation adjustment	5.0	(4.9)	9.4
Unrealized exchange gains on derivative instruments, net of tax	0.3	—	0.6
Total comprehensive income/(loss)	$16.7	$(128.6)	$16.2

ACCUMULATED OTHER COMPREHENSIVE LOSS
(in millions)

Accumulated other comprehensive loss for the years ended December 31	2006	2005
Cumulative translation adjustment	$ (13.4)	$(18.4)
Unrealized gains on derivatives	0.4	0.1
Adjustment for initially applying FAS 158, net of tax	(97.0)	—
Accumulated other comprehensive loss	$(110.0)	$(18.3)

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of operations

The Company develops, manufactures, blends and delivers fuel additives and other specialty chemicals. The Company serves global markets in the Americas, Europe, the Middle East, Africa and Asia Pacific. Its products are sold primarily to oil refineries and other chemical and industrial companies. Principal product lines and reportable segments are Fuel Specialties, Performance Chemicals and Octane Additives.

On October 1, 1998, the Company entered into sales and marketing agreements with Ethyl Corporation ("Ethyl") to market and sell TEL in all areas of the world except North America and the European Economic Area for the period lasting until December 31, 2009, subject to renewal thereafter. All marketing and sales effort made under the arrangement is made in the name of Innospec. Innospec continues to produce all TEL marketed under the agreements and also provide marketing and other services. Ethyl continues to provide marketing and other services. The net proceeds under the agreements are paid to Innospec and Ethyl as compensation for services and are based on an agreed-upon formula, with Innospec receiving 68% of the total compensation for services provided. No separate legal entity or joint venture has been established as a consequence of the agreements. Sales and expenses incurred under the agreements are included within Innospec's income statement. These comprise all revenues and costs incurred directly by Innospec, together with costs recharged by Ethyl for marketing and other services provided under the terms of the agreements. Ethyl's share of the net proceeds for services is charged within cost of goods sold. This relationship was extended effective January 1, 2000 when OBOAdler entered into a similar agreement. Effective July 1, 2001 Ethyl agreed to participate in the Veritel agreement (see Note 10) and the scope of the agreements was extended to include the European Economic Area.

Refer to Note 3 for financial information on the Company's reportable segments.

Note 2. Accounting Policies

Basis of Preparation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and include all subsidiaries of the Company where the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated upon consolidation.

All acquisitions are accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the date of acquisition.

The results of discontinued operations are shown separately in the income statement.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value and maintains an allowance for customers not making required payments. The Company determines the adequacy of the allowance by periodically evaluating each customer receivable considering our customer's financial condition, credit history and current economic conditions.

Inventories

Inventories are stated at the lower of cost (FIFO method) or market price. Cost includes materials, labor, and an appropriate proportion of plant overheads.

The Company accrues volume discounts where it is probable that the required volume will be attained and the amount can be reasonably estimated. The discounts are recorded as a reduction in the cost of materials based on projected purchases over the period of the agreement.

Provision is made for slow-moving or obsolete inventories as appropriate.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The cost of additions and improvements are capitalized. Maintenance and repairs are charged to expenses. When assets are sold or retired the associated cost and accumulated depreciation is removed from the consolidated financial statements and any related gain or loss is included in earnings.

The estimated useful lives of the major classes of depreciable assets are as follows:

Buildings	7 to 25 years
Equipment	3 to 10 years

Goodwill and Other Intangible Assets

Goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to at least annual impairment tests. Other intangible assets continue to be amortized using the straight-line method over their estimated useful lives.

The annual measurement date for impairment testing of Fuel Specialties and Performance Chemicals goodwill is December 31. Octane Additives business goodwill is reviewed for impairment at the end of each quarter.

The Company regularly reviews goodwill and the other intangible assets for impairment based on projected post-tax cash flows discounted at the Company's weighted average cost of capital. As expected the decline in the Octane Additives market has resulted in quarterly impairment charges being incurred from the first quarter of 2004 onwards. It is highly likely that further quarterly charges will be incurred in future years as the market continues to decline. The impairment reviews of the goodwill relating to the Fuel Specialties and Performance Chemicals businesses indicates that there is no requirement to recognize an impairment charge in respect of this goodwill.

Deferred Finance Costs

The costs relating to debt financing are capitalized and separately disclosed in the balance sheets. A new financing arrangement was entered into on December 13, 2005. The costs from those financing arrangements of $2.6 million were capitalized and are being amortized using the average interest method over the expected life of the agreement.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including buildings and equipment, whenever changes in circumstances suggest that the carrying values may be impaired. In order to facilitate this test the Company groups together assets at the lowest possible level for which cash flow information is available. Undiscounted future cash flows expected to result from the assets are compared with the carrying value of the assets and if they are lower an impairment loss may be recognized. The amount of the impairment loss is the difference between the fair value and the carrying value of the assets. Fair values are determined using post-tax cash flows discounted at the Company's weighted average cost of capital.

Derivative Financial Instruments

The Company uses various derivative instruments including forward currency contracts and options and interest rate swaps to manage certain exposures. These instruments are entered into under the Company's corporate risk management policy to minimize exposure and are not for speculative trading purposes.

FAS 133, *Accounting for Derivative Instruments and Hedging Activities* establishes accounting and reporting standards for derivative instruments and, requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives that are not designated as hedges, or do not meet the requirements for hedge accounting under FAS 133, are recognized in earnings. Derivatives are tested for effectiveness on a quarterly basis. The ineffective portion of the derivative's change in value is recognized in earnings. The effective portion is recognized in other comprehensive loss until the hedged item is recognized in earnings.

The Company employs interest rate swaps which convert variable rate debt on $50.0 million of the remaining $90.0 million senior term loan to fixed rate. These have been designated as cash flow hedges of the underlying variable rate obligation. These have been tested for effectiveness using the dollar offset method. At the end of the term of the swap arrangements the cumulative gain or loss will be reclassified to the income statement. The interest rate swaps have been recorded as a non-current liability in the balance sheet.

Environmental Compliance and Remediation

Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Environmental costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Such accruals are adjusted as further information develops or circumstances change. Costs of future obligations are discounted to their present values using the Company's weighted average cost of capital.

Revenue Recognition

The Company supplies products to customers from its various manufacturing sites, and in some instances from containers held on customer sites, under a variety of standard shipping terms and conditions. In each case revenue is recognized when the transfer of legal title, which is defined and generally accepted in the standard terms and conditions, arises between the Company and the customer.

The Company recognizes the total revenue from Octane Additive sales under the Ethyl agreements. The 32% compensation which is paid to Ethyl is recognized in cost of goods sold.

A component of Ethyl's share of net proceeds (see Note 1) is an amount recoverable from Ethyl that is calculated annually in arrears. The Company recognizes this quarterly based on best current estimates of the expected outcome.

Provisions for sales discounts and rebates to customers are based upon the terms of sales contracts and are recorded in the same period as the related sales as a deduction from revenue. The Company estimates the provision for sales discounts and rebates based on the terms of each agreement at the time of shipping.

Components of Net Sales

All amounts billed to customers relating to shipping and handling are classified as net sales. Shipping and handling costs incurred by the Company are classified as cost of goods sold.

Components of Cost of Goods Sold

Cost of goods sold is comprised of raw material costs including inbound freight, duty and non-recoverable taxes, inbound handling costs associated with the receipt of raw materials, packaging materials, production costs including labor costs, maintenance and utility costs, plant and engineering overhead, warehousing and outbound shipping costs and handling costs. Inventory losses and provisions and the costs of customer claims are also recognized in the cost of goods line item.

The 32% compensation which is paid to Ethyl is recognized in cost of goods sold.

Components of Selling, General and Administrative expenses

Selling expenses comprise the costs of the direct sales force and the sales management and customer service departments required to support them. It also comprises commission charges, the costs of sales conferences and trade shows, the cost of advertising and promotions and the cost of bad and doubtful debts. General and administrative expenses comprise the cost of support functions including accounting, human resources, information technology and the cost of group functions including corporate management, finance, tax, treasury, investor relations and legal departments. Provision of management's best estimate of legal costs for litigation in which the Company is involved is made and reported in the administrative expense line item.

Research and Development expenses

Research, development and testing costs are expensed to the income statement as incurred.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of options that are dilutive and outstanding during the period.

Foreign Currencies

The Company's policy is that exchange differences arising on the translation of the balance sheets of entities that have functional currencies other than the U.S. dollar are taken to a separate equity reserve, the cumulative translation adjustment. In entities where the U.S. dollar is the functional currency no gains or losses on translation occur. In these entities gains or losses on monetary assets relating to currencies other than the U.S. dollar are taken to the income statement. Gains or losses on foreign currency transactions are included in other net income/(expense) in the income statement.

Stock Option Plans

Effective January 1, 2006 the Company adopted the provisions of FAS 123R, *Share-Based Payment* which requires employee stock options to be accounted for under the fair value method. Accordingly share-based compensation is now measured at the grant date based on the fair value of the options.

Prior to January 1, 2006 the Company accounted for employee stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations, and provided the required pro forma disclosures prescribed by FAS 123, *Accounting for Stock-Based Compensation* and FAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Under APB 25, for fixed awards, when the exercise price of employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recorded.

The Company adopted FAS 123R using the modified prospective transition method. Under this method the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation cost for all stock options granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R. The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the option.

Pension Plans and Other Post-Employment Benefits

Effective for fiscal year 2006, the Company adopted the provisions of FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* FAS 158 requires that the funded status of defined-benefit postretirement plans be recognized on the Company's consolidated balance sheets, and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the measurement date of the plan's funded status to be the same as the Company's fiscal year-end. Although the measurement date provision was not required to be adopted until fiscal year 2008 the Company early-adopted this provision for fiscal year 2006. The incremental effect of applying FAS 158 on individual line items on the consolidated balance sheet as of December 31, 2006 was as follows:

	Before application of FAS 158	Adjustments	After application of FAS 158
Prepaid pension cost	$116.0	$(116.0)	$ —
Deferred tax (liability)/asset	(39.9)	41.5	1.6
Pension liability	—	(22.5)	(22.5)
Accumulated other comprehensive loss	$(13.0)	$ (97.0)	$(110.0)

Pension plans are accounted for in accordance with FAS 87, *Employers' Accounting for Pensions,* FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and FAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.*

Revision to Classification of Certain Items

During the final quarter, 2006, the Company revised the classification of certain shipping and handling costs and commission charges in its results for 2006 and comparable information for 2005 and 2004. Previously, these charges were netted off sales and are now charged to cost of goods sold and selling expenses, respectively. This has no impact on 2006 or any prior periods' reported income before income taxes, net income, earnings per share, net cash provided by operating activities or any balance sheet category.

The classification of charges of $28.6 million and $37.1 million for the years ended December 31, 2006 and 2005, respectively, (1) with respect to shipping and handling costs has been revised from a reduction in net sales to an increase in costs of goods sold of $23.1 million and $26.5 million, respectively, and (2) with respect to commission charges has been revised from a reduction in net sales to an increase in selling expenses of $5.5 million and $10.6 million, respectively.

The impact on net sales, gross profit and selling, general and administrative expenses for the previously reported quarters, and the 2006 fourth quarter, during the two years ended December 31, 2006 is provided in Item 6.

Note 3. Business Segment and Geographical Area Data

The Company divides its business into three distinct segments for both management and reporting purposes: Fuel Specialties, Performance Chemicals and Octane Additives. The Fuel Specialties and Performance Chemicals businesses both operate in markets where we actively seek growth opportunities albeit their end customers are very different. The Octane Additives business operates in markets which are mature with generally declining demand.

In 2006 and 2005 no single customer accounted for more than 10% of net sales. In 2004 the Company had one significant customer in the Octane Additives business who accounted for $65.7 million (13%) of net sales. In the second quarter of 2005 this customer permanently left the market for TEL for use in automotive gasoline.

The following table analyzes sales and other financial information by product group:

Product Group Data

(in millions)	2006	2005	2004
Net sales:			
Fuel Specialties	$311.3	$ 257.1	$208.9
Performance Chemicals	120.4	109.4	48.6
Octane Additives	100.4	198.3	239.4
	$532.1	$ 564.8	$496.9
Gross profit:			
Fuel Specialties	$106.2	$ 83.5	$ 70.1
Performance Chemicals	22.7	17.6	8.8
Octane Additives	57.8	99.0	134.1
	$186.7	$ 200.1	$213.0
Operating income:			
Fuel Specialties	$ 45.7	$ 26.2	$ 20.8
Performance Chemicals	5.8	1.0	0.2
Octane Additives	34.5	69.2	104.4
FAS 87 pension (charge)/credit	—	(1.7)	2.7
Corporate costs	(22.1)	(26.7)	(33.0)
Restructuring charge	(4.5)	(31.3)	(8.3)
Impairment of Octane Additives business goodwill	(36.7)	(134.4)	(40.7)
Profit/(loss) on disposals (net)	9.2	—	(4.4)
Operating income/(loss)	$ 31.9	$ (97.7)	$ 41.7
Identifiable assets at year end:			
Fuel Specialties	$221.8	$ 237.3	
Performance Chemicals	121.0	101.0	
Octane Additives	224.2	224.0	
Corporate	2.0	113.0	
	$569.0	$ 675.3	

The Company includes within the corporate costs line item the costs of:

- managing the Group as a company with securities listed on NASDAQ and registered with the SEC;
- the President/CEO's office, group finance, group human resources, corporate secretary, legal fees and investor relations;
- running the corporate offices in the USA and Europe;
- the corporate development function since they do not relate to the current trading activities of our other business segments; and
- the corporate share of the information technology, accounting and human resources departments.

Sales by geographic area are reported by source (where the transaction originates) and by destination (where the final sale to customers is made). Intercompany sales are priced to recover cost plus an appropriate mark-up for profit and are eliminated in the consolidated financial statements.

Identifiable assets are those directly associated with the operations of the geographical area.

Goodwill has not been allocated by geographical location on the grounds that it would be impracticable to do so.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographical Area Data

(in millions)	2006	2005	2004
Net sales by source:			
United States	$167.1	$ 135.5	$ 86.8
United Kingdom	307.6	285.5	301.3
Rest of Europe	144.9	223.2	188.5
Other	2.1	17.3	19.9
Sales between areas	(89.6)	(96.7)	(99.6)
	$532.1	$ 564.8	$496.9
Net sales by destination:			
United States	$173.7	$ 126.9	$ 92.0
United Kingdom	22.8	24.2	33.1
Rest of Europe	189.0	172.7	123.2
Other	146.6	241.0	248.6
	$532.1	$ 564.8	$496.9
Income/(loss) before income taxes:			
United States	$ 38.8	$ 92.4	$ (8.2)
United Kingdom	13.7	51.6	47.9
Rest of Europe	17.4	(126.1)	28.0
Other	(1.4)	(1.6)	5.0
Impairment of Octane Additives business goodwill	(36.7)	(134.4)	(40.7)
	$ 31.8	$(118.1)	$ 32.0
Long-lived assets at year end:			
United States	$ 23.7	$ 25.6	
United Kingdom	32.1	178.6	
Rest of Europe	19.9	30.8	
Other	—	0.1	
Goodwill	163.8	200.4	
	$239.5	$ 435.5	
Identifiable assets at year end:			
United States	$102.7	$ 66.2	
United Kingdom	216.2	319.7	
Rest of Europe	84.7	85.9	
Other	1.6	3.1	
Goodwill	163.8	200.4	
	$569.0	$ 675.3	

Note 4. Stock Option Plans

The Company has five active stock option plans, four of which provide for grants of options to key employees and non-employee directors. One other plan provides stock options on an equal basis to all U.K. employees. The current limit for the number of shares of common stock which can be issued or awarded under the plans is 3,043,000. The stock options issued have a vesting period of three to four years and expire within ten years of the date of grant. All grants are at the sole discretion of the Compensation Committee of the Board of Directors which administers the plans. Grants may be priced at market value or at a premium or discount.

On January 1, 2006 the Company adopted FAS 123R. FAS 123R requires a company to estimate the number of forfeitures expected to occur and record expense based upon the number of awards expected to vest. Prior to adoption, the Company accounted for forfeitures as they occurred as permitted under previous accounting standards. The cumulative effect of adopting the change in estimating forfeitures was not material to the Company's financial statements for year ended December 31, 2006.

The majority of options granted by the Company are dependent upon internally focused factors such as the financial performance of the Company's reporting units. The fair value of these options is calculated using the Black-Scholes model. In some cases certain performance related options are dependent upon external factors such as the Company's share price. The fair value of these options is calculated using a Monte Carlo model.

The following assumptions were used to determine the fair value of options calculated using the Black-Scholes model:

	2006	2005	2004
Dividend yield	0.4%	0.4%	0.5%
Expected life	4 years	4 years	4 years
Volatility	43.5%	43.0%	38.7%
Risk free interest rate	4.26%	4.26%	3.43%

The following table summarizes the transactions of the Company's stock option plans for the three year period ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding December 31, 2003	1,483,417	$10.31	
Granted – at discount	74,070	$ —	$22.66
– at premium	18,850	$23.00	$ 6.70
Exercised	(483,494)	$10.62	
Cancelled	(87,565)	$ 7.12	
Options outstanding December 31, 2004	1,005,278	$10.28	
Granted – at discount	141,397	$11.55	$ 9.63
– at market value	94,060	$19.77	$10.52
Exercised	(130,702)	$ 9.01	
Cancelled	(151,985)	$ 5.14	
Options outstanding December 31, 2005	958,048	$10.10	
Granted – at discount	108,703	$ 5.33	$12.97
Exercised	(192,169)	$12.73	
Cancelled	(67,895)	$ 8.40	
Options outstanding December 31, 2006	806,687	$ 8.96	

The following table summarizes information about options outstanding at December 31, 2006:

Range of Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$0-$5	322,095	7.20	$ —	18,627	$ —	3.74
$5-$10	37,156	3.36	$ 7.81	37,156	$ 7.81	3.36
$10-$15	254,963	3.61	$13.41	254,963	$13.41	3.61
$15-$20	178,023	6.67	$17.92	47,425	$17.95	3.76
$20-$25	14,450	7.37	$23.00	—	$ —	—
	806,687			358,171		

The aggregate intrinsic value of fully vested stock options at December 31, 2006 is $271,168. Of the 358,171 stock options that are exercisable, 15,607 have performance conditions attached. The 2006 total FAS 123R compensation cost was $1,618,000 gross of tax and $1,052,000, net of tax. The total compensation cost related to nonvested stock options not yet recognized is $1,708,000 and this cost is expected to be recognized over the weighted-average period of 1.06 years.

We have not modified any stock option awards in 2006, 2005 or 2004. The total intrinsic value of options exercised in 2006 was $875,603. The amount of cash received from the exercise of stock option awards in 2006 was $3.0 million. The Company's policy is to issue shares from Treasury stock to holders of stock options who exercise those options. During 2006 the new total fair value of shares vested was $887,135 respectively.

The Company adopted FAS 123R using the modified prospective transition method beginning January 1, 2006. The Company previously recorded a charge for stock options based on the intrinsic value method outlined in APB 25. The following table summarizes the effect on net income and earnings per share for the year ended December 31, 2005 and 2004 if the Company had adopted FAS 123R. As of January 1, 2006 compensation expense has been recorded within the financial statements and calculated consistently with the method prescribed in the standard:

	Net income	Basic	Diluted
2005			
As disclosed	$(123.7)	$(10.00)	$(10.00)
Compensation expense, net of tax, included in net income	0.9		
Compensation expense, net of tax, that would have been included had FAS 123 been adopted	(1.5)		
Proforma net income	$(124.3)	$(10.05)	$(10.05)
2004			
As disclosed	$ 6.2	$ 0.50	$ 0.48
Compensation expense, net of tax, included in net income	1.1		
Compensation expense, net of tax, that would have been included had FAS 123 been adopted	(1.3)		
Proforma net income	$ 6.0	$ 0.49	$ 0.46

Note 5. Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year, while diluted earnings per share includes the effect of options that are dilutive and outstanding during the year. Per share amounts are computed as follows:

	2006	2005	2004
Numerator (millions of dollars):			
Income/(loss) from continuing operations	$ 11.4	$ (122.3)	$ 11.9
Share of affiliated company earnings	—	—	(1.0)
Discontinued operations, net of tax	—	(1.4)	(4.7)
Net income/(loss) available to common stockholders	$ 11.4	$ (123.7)	$ 6.2
Denominator (in thousands):			
Weighted average common shares outstanding	12,071	12,368	12,345
Dilutive effect of stock options and awards	599	—	644
Denominator for diluted earnings per share	12,670	12,368	12,989
Net income per share:			
Income/(loss) before affiliated company earnings from continuing operations	$ 0.94	$ (9.89)	$ 0.96
Share of affiliated company earnings	—	—	(0.08)
Discontinued operations, net of tax	—	(0.11)	(0.38)
Net income/(loss) available to common shares	$ 0.94	$ (10.00)	$ 0.50
Net income per share, diluted:			
Income/(loss) before affiliated company earnings from continuing operations	$ 0.90	$ (9.89)	$ 0.92
Share of affiliated company earnings	—	—	(0.08)
Discontinued operations, net of tax	—	(0.11)	(0.36)
Net income/(loss) available to common shares	$ 0.90	$ (10.00)	$ 0.48

In 2006, 2005 and 2004, respectively, the average number of anti-dilutive options excluded from the calculation of diluted earnings per share were 4,125, 127,718 and 4,525, respectively.

Note 6. Pension Plans

The Company maintains a contributory defined benefit pension plan covering a number of its U.K. employees ("the Plan"). The Projected Benefit Obligation ("PBO") is based on final salary and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65 but provisions are made for early retirement.

The Company is contributing amounts to the Plan to cover service costs to date. Employee and employer contributions since January 1, 2004 were at 5% and 22.6%, respectively, of pensionable pay. The Plan's assets are invested by six investment management companies in funds holding U.K. and overseas equities, U.K. and overseas fixed interest securities, index linked securities, property unit trusts and cash or cash equivalents. A full actuarial valuation of the Plan was carried out during 2006 and an update carried out as at January 19, 2007, the results of both of which are reflected in the calculations below.

Effective for fiscal year 2006, the Company adopted the provisions of FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. FAS 158 requires that the funded status of defined-benefit postretirement plans be recognized on the Company's consolidated balance sheets, and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the measurement date of the plan's funded status to be the same as the Company's fiscal year-end. Although the measurement date provision was not required to be adopted until fiscal year 2008 the Company early-adopted this provision for fiscal year 2006. The effect of applying FAS 158 was to record a total reduction to equity through recognition in Accumulated Other Comprehensive Loss of $97.0 million on an after-tax basis.

The Company had previously used a measurement date of October 5. Accordingly, accounting and disclosure for the Plan had been as at and for the 12 months ending October 5. In accordance with FAS 158 the net pension charge of $1.5 million for the transition period of three months to December 31, 2006 has been included in the total reduction to equity of $97.0 million and disclosures for 2005 and 2004 have not been modified from those previously reported.

(in millions)	3 months to December 31 2006	12 months to October 5 2006	12 months to October 5 2005	12 months to October 5 2004
Plan net pension charge/(credit):				
Service cost	$ 1.3	$ 5.0	$ 6.0	$ 6.2
Interest cost on PBO	10.5	39.7	39.9	37.4
Expected return on plan assets	(11.2)	(44.7)	(45.3)	(47.4)
Net amortization and deferral	0.9	—	1.1	1.1
	$ 1.5	$ —	$ 1.7	$ (2.7)
Plan assumptions:				
Discount rate	5.10%	5.00%	5.00%	5.60%
Rate of increase in compensation levels	3.55%	3.55%	3.60%	3.60%
Rate of return on plan assets	5.25%	5.25%	5.30%	5.40%
Plan asset allocation by category:				
Equity securities	32%	29%	32%	31%
Debt securities	67%	70%	67%	68%
Other	1%	1%	1%	1%
	100%	100%	100%	100%

The discount rate used represents the annualised yield on medium and longer term AA rated corporate bonds in the U.K. A 0.25% reduction in the discount rate would increase the Projected Benefit Obligation by around $31 million and increase the net periodic pension cost for 2007 by $2.0 million. The rate of increase in compensation levels assumes that real salary growth in Innospec will on average be restricted to 0.75% above an assumed level of price inflation of 2.8%.

The current investment strategy of the Plan is to obtain an asset allocation of 70% in favour of debt securities and 30% equity securities in order to achieve a more predictable return on assets. The overall assumption for the expected return on the market-related value of assets for the three month period to December 31, 2006 was 5.25% per annum (12 month period to October 5, 2006 – 5.30% per annum). The assumed rate of return (based on fair value) on equity securities was 7.6% per annum (12 month period to October 5, 2006 – 8.50% per annum) and on debt securities was 4.6% per annum (12 month period to October 5, 2006 – 4.60% per annum). The overall return for the three month period to December 31, 2006 and 12 month period to October 5, 2006 was adjusted to allow for the difference between the market-related value and the fair value of the Plan's assets.

The projected net pension cost for the year ending December 31, 2007 is as follows:

(in millions)	
Service cost	$ 5.3
Interest cost on PBO	44.7
Expected return on plan assets	(47.5)
Net amortization and deferral	2.0
	$ 4.5

The estimated level of Company contributions into the Plan for 2007 is $7.1 million. The following benefit payments, which reflect expected future service as appropriate, are expected to be made:

(in millions)	
2007	$ 47.6
2008	$ 49.0
2009	$ 50.3
2010	$ 51.7
2011	$ 53.1
2012 – 2016	$288.5

Company contributions to defined contribution schemes during 2006 were $1.7 million (2005 – $1.5 million).

Movements in PBO and fair value of Plan assets are as follows:

(in millions)	3 months to December 31 2006	12 months to October 5 2006	12 months to October 5 2005
Change in PBO			
Opening balance	$ 909.5	$725.2	$647.8
Interest cost	10.5	39.7	39.9
Service cost	1.3	5.0	6.0
Contributions by participants	0.2	0.7	0.9
Benefits paid	(11.2)	(43.5)	(42.7)
Curtailment loss	—	—	12.5
Actuarial (gains)/losses	(11.6)	38.7	60.8
Exchange variance	(0.8)	143.7	—
Closing balance	897.9	909.5	725.2
Fair value of plan assets			
Opening balance	872.9	710.7	654.6
Actual benefits paid	(11.2)	(43.5)	(42.7)
Actual contributions by employer	0.7	4.4	5.1
Actual contributions by participants	0.2	0.7	0.9
Actual return on assets	12.7	56.2	92.8
Exchange variance	0.1	144.4	—
Closing balance	875.4	872.9	710.7
Plan assets (deficit)/excess over PBO	(22.5)	(36.6)	(14.5)
Unrecognized net loss	138.5	179.6	127.7
Unrecognized prior service (credit)/cost	—	—	(0.2)
Amount recognized in Accumulated Other Comprehensive Loss	(138.5)	—	—
(Pension liability)/prepaid pension cost	$ (22.5)	$143.0	$113.0

The underlying PBO and fair value of Plan assets are denominated in sterling and were previously translated at historic exchange rates. On adoption of FAS 158 at December 31, 2006, the underlying PBO and fair value of Plan assets were translated at the 2006 year end exchange rate.

The accumulated benefit obligation for the Plan was $871.7 million and $695.6 million at December 31, 2006 and 2005, respectively.

The curtailment loss of $12.5 million has been reported in restructuring costs in 2005.

Note 7. Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to FAS 109, *Accounting for Income Taxes*. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, FAS 109 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

The sources of income/(loss) before income taxes were as follows:

(in millions)	2006	2005	2004
Domestic	$20.2	$ 1.7	$ (8.2)
Foreign	11.6	(119.8)	40.2
	$31.8	$(118.1)	$32.0

The components of income tax charges are summarized as follows:

(in millions)	2006	2005	2004
Current:			
Federal	$ 5.9	$ 0.2	$ 0.1
Foreign	15.5	(1.8)	24.5
	$21.4	$(1.6)	$24.6
Deferred:			
Federal	$ 0.5	$—	$ (1.5)
Foreign	(1.5)	5.8	(3.0)
	(1.0)	5.8	(4.5)
	$20.4	$ 4.2	$20.1

Cash (receipts)/payments for income taxes were $(0.7) million, $21.4 million and $13.7 million during 2006, 2005 and 2004, respectively.

The effective tax rate varies from the U.S. federal statutory rate because of the factors indicated below:

	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
Foreign tax rate differential	(5.0)	8.4	(28.4)
Amortization	(0.4)	—	(3.5)
Foreign tax credit	(29.5)	—	—
Dividend inclusion	47.1	—	—
Impairment of Octane Additives business goodwill	40.4	(39.9)	51.4
Unrecognized net operating losses	(31.6)	2.6	7.6
Tax charge/(credit) from previous years	4.2	3.0	(5.3)
Discontinued operations	—	(0.6)	2.4
Investment write-off	—	(3.8)	—
Other (net)	4.0	(8.2)	3.6
	64.2%	(3.5)%	62.8%

The $36.7 million charge in respect of the impairment of Octane Additives business goodwill has no cash or taxation impact and represents a significant factor in the variation from the U.S. federal statutory rate. Other significant factors affecting the variation to the statutory rate is an upstream loan, treated as a dividend under U.S. tax rules, net of foreign tax credits and the use of tax losses for which no deferred tax asset had been recognized. The mix of taxable profits generated in the different geographical localities in which the Group operates had a positive impact on the effective tax rate in 2006.

Details of deferred tax assets and liabilities are as follows:

(in millions)	2006	2005
Deferred tax assets:		
Excess of tax over book basis in property, plant and equipment	$ 3.3	$ 10.6
Net operating loss carry forwards	1.8	9.7
Pension liability	6.8	—
Other	2.7	—
	14.6	20.3
Valuation allowance	(1.0)	(8.9)
Total deferred tax assets	13.6	11.4
Deferred tax liabilities:		
Prepaid pension cost	—	(33.9)
Intangible assets	(6.9)	(7.5)
Other	(5.1)	(11.9)
	(12.0)	(53.3)
Total net deferred tax asset/(liability)	$ 1.6	$(41.9)

As a result of the Company's assessment of its net deferred tax assets at December 31, 2006, the Company considers it more likely than not that no valuation allowance is required for $0.8 million (2005 - $0.8 million) of its net operating loss carry forwards. These net operating loss carry forwards in 2004 and 2003 were generated in France as a result of restructuring activity in Europe. It is expected that sufficient taxable profits will be generated against which the net operating loss carry forwards can be relieved before their usage expires in approximately two years time.

Should it be determined in the future that it is no longer more likely than not that these assets will be realized an additional valuation allowance would be required and the Company's operating results would be adversely affected during the period in which such a determination would be made.

The Company has not made provision for unremitted earnings from overseas subsidiaries on the grounds that they will not be remitted as they are required in the entities concerned or will continue to be used to fund further investment into other territories. Any determination of the potential amount of unrecognized deferred taxes is not practicable due to the complexities associated with its hypothetical calculation.

Note 8. Acquisitions

On January 14, 2005, the Company acquired a 100% interest in Finetex, Inc. ("Finetex") for consideration of $21.2 million. The Company purchased 234 common shares which were valued at $17.4 million. The balance of the funds was used to separately acquire the two properties on which the business operates and to pay costs of the acquisition.

Finetex is a manufacturer and supplier of specialty surfactants and emollients to the personal care, cosmetics and other industrial markets. The results of Finetex have been consolidated since the acquisition date and have been reported in the Performance Chemicals business segment. In 2005, since its acquisition by the Company, Finetex contributed $18.4 million of net sales and a net profit of $0.2 million to the consolidated net loss ($0.02 profit per basic share). During the third quarter of 2005 the inventory standard costing process at Finetex was updated. This led to an increase of $0.5 million in the fair value of inventory acquired and a corresponding reduction in goodwill. The following values have been assigned to the major classes of assets and liabilities in the balance sheets of the acquired entities at acquisition date:

	Finetex
Cash	$ 0.2
Receivables	2.3
Inventories	4.0
Prepayments	0.1
Property, plant and equipment	7.3
Goodwill	3.6
Intangible assets	7.1
Total assets	24.6
Current liabilities	(0.8)
Deferred taxes	(2.4)
Other non-current liabilities	(0.2)
Total liabilities	(3.4)
Net assets acquired	$21.2

The goodwill recognized in respect of Finetex has been included within the Performance Chemicals business segment (see Note 9).

The following intangible assets were recognized in respect of Finetex.

(in millions)	Finetex	Useful Life
Customer relationships	$4.2	13 years
Patents	2.9	10 years
Total assets	$7.1	

The following unaudited information illustrates the results of operations for the years ended December 31, 2005 and 2004 as if all the acquisitions had occurred on January 1, 2003. It has been adjusted to reflect amortization of goodwill on acquisitions and financing transactions and the related interest expense. This information is for illustrative purposes only and is not meant to be indicative of actual results that might have been achieved or results that might be attained in the future.

Unaudited Proforma Information

(in millions except per share data)	2005	2004
Net sales	$ 564.8	$515.8
Net (loss)/income	$(123.7)	$ 7.7
Earnings per share – basic	$(10.00)	$ 0.62
– diluted	$(10.00)	$ 0.59

On June 30, 2004, the Company acquired a 100% interest in Leuna Polymer GmbH ("Leuna") for consideration of $8.1 million. The Company purchased one common share which was valued at €1. Leuna is a manufacturer of diesel fuel additives and specialty waxes. Leuna was released from receivership in late June 2004 and consequently its results have only been consolidated since the beginning of July 2004.

On July 8, 2004, the Company purchased the 50% share in Octel Starreon LLC (now called Innospec Fuel Specialties LLC) which had previously been held by Starreon Corporation LLC for total consideration of $43.8 million. The value of the partnership interest acquired from Starreon Corporation LLC was $0.6 million. The results of Innospec Fuel Specialties LLC were already consolidated prior to acquisition of the remaining 50%, though from July 2004 there has been no charge in the income statement for minority interests in relation to Innospec Fuel Specialties LLC.

On August 26, 2004, the Company acquired a 100% interest in Aroma & Fine Chemicals Limited ("AFC") for $34.5 million. The results of AFC have been consolidated since September 1, 2004. 1.3 million common shares were purchased at a value of $0.2 million. Of the total consideration $4.8 million is in the form of Loan Notes, half of which were repaid in January 2006 with the remaining half repaid in October 2006. AFC manufactures aroma chemicals which are principally sold into the household, institutional, industrial and personal care markets.

The following unaudited information illustrates the results of operations for the year ended December 31, 2004 as if the 2004 acquisitions had been made on January 1, 2004.

Unaudited Proforma Information

(in millions except per share data)	2004
Net sales	$537.4
Net income	$ 8.5
Earnings per share – basic	$ 0.69
– diluted	$ 4.89

Innospec Fuel Specialties LLC was fully consolidated by the Company prior to the acquisition of the remaining 50% held by Starreon Corporation LLC, with the appropriate 50% proportion of its net income and balance sheet recognized as minority interest.

The goodwill recognized in respect of Innospec Fuel Specialties LLC has been included within the Petroleum Specialties business segment and the goodwill in respect of AFC has been included within Performance Chemicals (see Note 9).

Note 9. Goodwill

Goodwill comprises the following:

(in millions)	Fuel Specialties	Performance Chemicals	Octane Additives	Total
Gross cost – at January 1, 2005	$117.5	$27.3	$ 485.5	$ 630.3
Acquisitions	—	3.6	—	3.6
Disposals	—	(0.5)	—	(0.5)
Exchange effect	(0.4)	—	(0.1)	(0.5)
Impairment	—	—	(134.4)	(134.4)
Gross cost – at December 31, 2005	117.1	30.4	351.0	498.5
Amortization – at January 1, 2005	(8.3)	(0.3)	(289.5)	(298.1)
Amortization – at December 31, 2005	(8.3)	(0.3)	(289.5)	(298.1)
Net book amount – at December 31, 2005	$108.8	$30.1	$ 61.5	$ 200.4
Gross cost – at January 1, 2006 [1]	$117.1	$30.4	$ 351.0	$ 498.5
Exchange effect	0.1	—	—	0.1
Impairment	—	—	(36.7)	(36.7)
Gross cost – at December 31, 2006	117.2	30.4	314.3	461.9
Amortization – at January 1, 2006	(8.3)	(0.3)	(289.5)	(298.1)
Amortization – at December 31, 2006	(8.3)	(0.3)	(289.5)	(298.1)
Net book amount – at December 31, 2006	$108.9	$30.1	$ 24.8	$ 163.8

The Company's reporting units are generally consistent with the operating segments underlying the segments identified in Note 3.

The Company adopted FAS 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. This requires that goodwill deemed to have an indefinite life should no longer be amortized, but subject to an annual impairment review, or between years if events occur or circumstances change which suggest that an impairment may have occurred.

Due to the continuing decline in the world market for Octane Additives, goodwill in respect of the Octane Additives business segment is reviewed for impairment on a quarterly basis.

The Company has elected to perform its annual tests in respect of Fuel Specialties and Performance Chemicals goodwill as of December 31 each year.

In reviewing for any impairment charge the fair value of the impaired reporting units underlying the segments is estimated using an after tax cash flow methodology based on management's best estimates at that time.

Based on the impairment reviews conducted in respect of the Octane Additives business during 2006 and 2005 impairment charges of $36.7 million and $134.4 million, respectively, were recognized. These charges are non-cash in nature and have no impact on taxation. The Company will continue to perform impairment reviews in respect of the Octane Additives business segment on a quarterly basis and will recognize further charges as appropriate.

At the end of the fourth quarter of 2006 the Company performed its annual impairment review for goodwill for Fuel Specialties and Performance Chemicals and believes that there has been no impairment of goodwill in respect of those reporting segments.

Note 10. Intangible Assets

Intangible assets comprise the following:

(in millions)	2006	2005
Gross cost		
– Veritel	$ 60.6	$ 60.6
– Technology	7.1	7.1
– Customer relationships	16.0	16.0
– Patents	2.9	2.9
– Other	0.3	0.3
	86.9	86.9
Accumulated amortization		
– Veritel	(50.6)	(40.4)
– Technology	(1.7)	(1.0)
– Customer relationships	(3.6)	(2.1)
– Patents	(0.6)	(0.3)
– Other	(0.2)	(0.1)
	(56.7)	(43.9)
	$ 30.2	$ 43.0

Veritel

An intangible asset was recognized in 2001 in relation to amounts payable to Veritel Chemicals BV by our Swiss subsidiary pursuant to a marketing agreement effective July 1, 2001. An initial signing fee of $5.0 million was paid on entering into the agreement. In December 2001, notice was given of a permanent source interruption which triggered further payments due to Veritel of $70.0 million. Under the terms of a separate marketing agreement with Ethyl, $24.5 million was recoverable from Ethyl, and the Company's share of $50.5 million was capitalized by our Swiss subsidiary. The asset is being amortized on a straight-line basis over the six years ending December 31, 2007.

Technology

Following the acquisition of the remaining 50% of Octel Starreon LLC (now called Innospec Fuel Specialties LLC) on July 8, 2004, the Company recognized an intangible asset of $2.3 million in respect of various technological approvals the business has received from certain military and civilian authorities. The approvals act as a barrier to entry to any potential competitor in the market who would wish to supply these products.

An intangible asset of $4.8 million was recognized in respect of a number of specialized manufacturing processes carried out by Aroma & Fine Chemicals Limited following the acquisition of that entity in August 2004.

Both of these assets have an expected life of ten years and will be amortized on a straight-line basis over this period. No residual value is anticipated.

Customer relationships

Following the acquisition of Finetex, the Company recognized an intangible asset totalling $7.1 million, $4.2 million of which was in relation to customer lists acquired. This asset has an expected life of thirteen years and will be amortised on a straight line basis over this period. No residual value is anticipated.

Intangible assets were recognized in 2004 in respect of both the Octel Starreon LLC ($9.0 million), now called Innospec Fuel Specialties LLC, and Aroma & Fine Chemicals Limited ($2.8 million) acquisitions. These relate to ongoing customer relationships. These have an expected life of ten years and will be amortized on a straight-line basis over that period. No residual value is anticipated.

Patents

Following the acquisition of Finetex, the Company recognized an intangible asset of $2.9 million in respect of patents and trade marks. These have an expected life of ten years and will be amortized on a straight-line basis over that period.

Other

The remaining balance relates chiefly to software costs which are amortized over 3 years.

The Company adopted FAS 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. This requires that intangible assets should be subject to an annual impairment review, or between years if events occur or circumstances change which suggest that an impairment may have occurred. The Company has elected to perform its annual tests in respect of its intangible assets as of December 31 each year. At the end of the fourth quarter of 2006, the Company performed its annual impairment review of intangible assets and believes that no impairment exists.

Intangible asset amortization expense was $12.7 million, $12.7 million and $11.2 million in 2006, 2005 and 2004, respectively.

Future estimated amortization expense is $12.7 million per annum for 2007 and $2.6 million per annum for 2008 through to 2011.

Note 11. Deferred Finance Costs

The Company entered into a three and one half year financing facility on December 13, 2005 (see Note 14). This replaced the previous Company debt facility which existed at December 31, 2004. The net book amount of the deferred finance costs which had been capitalized as a result of the refinancing in January 2004, some $1.4 million at the beginning of 2005, was amortized in full during 2005 as a consequence of the refinancing.

During 2006 and 2005, $0.5 million and $2.1 million of refinancing costs have been capitalized, respectively. These were incurred in relation to the refinancing entered into on December 13, 2005. These will be amortized over the expected life of the agreement using the average interest method.

(in millions)	2006	2005
Gross cost	$ 2.6	$ 2.1
Accumulated amortization	(1.0)	—
	$ 1.6	$ 2.1

Amortization expense was $1.1 million, $1.3 million and $1.4 million in 2006, 2005 and 2004, respectively. The charge is included in interest payable (see Note 2).

Note 12. Property, Plant and Equipment

Property, plant and equipment consists of the following:

(in millions)	2006	2005
Land	$ 8.2	$ 7.9
Buildings	4.6	5.0
Equipment	89.3	67.5
Work in progress	3.4	5.5
	105.5	85.9
Less accumulated depreciation	(39.0)	(18.6)
	$ 66.5	$ 67.3

Of the total net book value of equipment at December 31, 2006, $0.1 million (2005 – $0.3 million) is in respect of assets held under capital leases. These assets were principally computer hardware in both 2006 and 2005.

Depreciation charges were $13.6 million, $14.7 million and $11.9 million in 2006, 2005 and 2004, respectively.

The estimated additional cost to complete work in progress is $3.1 million (2005 – $2.6 million).

Note 13. Plant Closure Provisions

The liability for estimated closure costs of Innospec's Octane Additives manufacturing facilities includes costs for personnel reductions (severance) and decontamination and environmental remediation activities (remediation) when demand for TEL diminishes. Severance provisions have also been made in relation to the Fuel Specialties and the Performance Chemicals businesses.

Movements in the provisions are summarized as follows:-

(millions of dollars)	2006 Severance	2006 Other Restructuring	2006 Remediation	2006 Total	2005 Total
Total at January 1	$ 7.8	$ 0.1	$23.2	$ 31.1	$ 28.6
Charge for the period	2.4	2.1	1.6	6.1	21.8
Acquisitions	—	—	—	—	0.9
Expenditure	(7.0)	(1.9)	(1.3)	(10.2)	(18.9)
Exchange effect	0.6	—	0.2	0.8	(1.3)
Total at December 31	3.8	0.3	23.7	27.8	31.1
Due within one year	(3.1)	(0.3)	(2.2)	(5.6)	(10.1)
Balance at December 31	$ 0.7	$—	$21.5	$ 22.2	$ 21.0

Severance charges are recognized in the Income Statement as restructuring costs along with other restructuring costs. Remediation costs are recognized in cost of goods sold.

Severance

A charge of $1.5 million was recognized in respect of cost reduction programs in manufacturing and support activities on the U.K. Octane Additives manufacturing site in Ellesmere Port. $0.6 million was recognized in respect of additional salary and other emoluments to be paid to the former CEO pursuant to an agreement governing the terms of the former CEO's resignation dated April 8, 2005 (the "Resignation Agreement"). It is expected that $0.7 million of the salary and other emoluments to be paid to the former CEO pursuant to the Resignation Agreement will be paid after more than one year. In addition, $0.2 million was recognized in relation to severance of corporate staff.

Other Restructuring

These costs comprise $1.5 million in respect of site clearance in the U.K., $0.4 million in relation to costs associated with a plan to consolidate manufacturing activities on to one site in one of our U.S. businesses and $0.3 million in respect of the relocation of our European Headquarters to the Ellesmere Port site.

Remediation

Total costs for remediation are evaluated on a regular basis to take account of expenditure incurred and to amend the scope of future activities in the light of findings from projects carried out. A detailed review of the expected future costs of decontamination and remediation at the Ellesmere Port site was concluded in December 2004. The results were summarized in a discounted cash flow model and the results are reflected herein.

Remediation expenditure against provisions in 2006, 2005, and 2004 was $1.3 million, $2.2 million, and $2.0 million, respectively.

The remediation provision represents the fair value of the Company's liability recognized under FAS 143, *Accounting for Asset Retirement Obligations*. The accretion expense recognized under FAS 143 in 2006 was $1.6 million.

The Company records environmental liabilities when they are probable and costs can be estimated reasonably. The Company has to anticipate the program of work required and the associated future costs, and has to comply with environmental legislation in the relevant countries. The Company views the costs of vacating our main U.K. site as a contingent liability because there is no present intention to exit the site. The Company has further determined that, due to the uncertain product life of TEL, particularly in the market for aviation gas, there exists such uncertainty as to the timing of such cash flows that it is not possible to estimate these flows sufficiently reliably to recognize a provision.

Note 14. Long-Term Debt

Long-term debt consists of the following:

(in millions)	2006	2005
Senior term loan	$ 90.0	$100.0
Revolving credit	58.0	40.0
Loan Notes	—	4.3
Capital leases	0.1	0.3
	148.1	144.6
Less current portion	(15.1)	(14.5)
	$133.0	$130.1

Payments of interest on long-term debt were $9.3 million, $7.6 million and $4.7 million in 2006, 2005 and 2004, respectively.

The net cash outflow in respect of refinancing costs was $0.5 million, $2.0 million and $2.7 million in 2006, 2005 and 2004, respectively.

The financing package agreed in January 2004, and amended in August 2004 comprised a term loan of $100 million and a revolving credit facility of $110 million. The term loan was repayable in annual instalments over three and one half years. The revolving facility was available throughout the loan period until July 2007. There was $119 million outstanding under the terms of this facility at December 31, 2004.

On December 13, 2005 the Company entered into an agreement with a syndicate of banks for a new term loan of $100 million repayable over three and one half years. $10 million of this term loan was repaid on July 31, 2006. Further repayments of the term loan are due of $15m on January 31 of 2007, $20 million on January 31 of 2008 and a final repayment of $55 million on June 12 of 2009. An additional revolving credit facility was also agreed which will expire on June 12, 2009, or later if the facility is extended. This revolving credit facility was initially $67.1 million but was then increased by $32.9 million to $100 million on June 12, 2006 when The Royal Bank of Scotland PLC and National Australia Bank Limited joined the syndicate of lending banks.

There was $148.0 million outstanding under the terms of the new facility at December 31, 2006. In January 2007 the Company repaid $73 million under the principal facility consisting of the scheduled $15 million term loan repayment and $58 million on the revolving credit facility. The revolving credit facility can be drawn down upon again until the financing facility expires on June 12, 2009, or later if the facility is extended.

The facility contains terms which, if breached, would result in the loan becoming repayable on demand. It requires, among other matters, compliance with two financial covenant ratios. These ratios are (1) the ratio of net debt to EBITDA and (2) the ratio of net interest to EBITA. EBITDA and EBITA are non U.S. GAAP measures of liquidity defined in the finance facility. In the event that the ratio of net debt to EBITDA exceeds 2.0 then in addition to these covenants, the facility also requires a "look forward" test and an additional financial covenant ratio in the form of net operating cash flow before finance costs to scheduled debt amortization and interest costs. This "look forward" test was not applicable to the Company during 2006 due to such ratio not being exceeded.

Management believes that the Company has not breached these covenants throughout 2006. The facility is secured by a number of fixed and floating charges over certain assets of the Company and its subsidiaries.

On acquisition of Aroma & Fine Chemicals Limited on August 26, 2004, the Company issued £2.5 million ($4.3 million) of Loan Notes to the vendors. These Loan Notes were secured by an equal amount of restricted cash in escrow and were repaid in two equal tranches in January and October 2006.

No assets held under capital leases were capitalized during 2006 (2005 - $nil). In 2004, leases were capitalized primarily in respect of items of computer hardware based in the U.K. which expire in 2007. $0.2 million of capital repayments were made during both 2006 and 2005.

The following table presents the projected annual maturities for the next four years after 2006:

(in millions)	Term loan	Revolving credit facility	Capital leases	Total
2007	$15.0	$ —	$ 0.1	$ 15.1
2008	20.0	—	—	20.0
2009	55.0	58.0	—	113.0
2010	—	—	—	—
	$90.0	$58.0	$ 0.1	$148.1

The weighted average rate of interest on borrowings was 6.6% at December 31, 2006 and 6.1% at December 31, 2005.

Note 15. Deferred Income

Movements in deferred income are summarized as follows:

(in millions)	2006	2005
Received	$ 39.1	$ 39.1
Amortized	(36.2)	(34.2)
	2.9	4.9
Less: current portion	(2.0)	(2.0)
	$ 0.9	$ 2.9

Deferred income of $38.6m relates to amounts received from Ethyl relating to a prepayment for services to be provided under the sales and marketing agreement with OBOAdler, effective January 1, 2000.

The remaining $0.5m relates to post acquisition government grants received in Leuna Polymer GmbH.

Note 16. Stockholders' Equity

	Common Stock			Treasury Stock		
(number of shares in thousands)	2006	2005	2004	2006	2005	2004
At January 1	14,777	14,777	14,777	2,452	2,440	2,718
Exercise of options	—	—	—	(202)	(135)	(483)
Stock purchases	—	—	—	625	147	205
At December 31	14,777	14,777	14,777	2,875	2,452	2,440

Note 17. Fair Value of Financial Instruments

The following table presents the carrying amount and fair values of the Company's financial instruments at December 31, 2006 and 2005:

(in millions)	2006 Carrying Amount	2006 Fair Value	2005 Carrying Amount	2005 Fair Value
Non-derivatives:				
Cash and cash equivalents	$101.9	$101.9	$ 68.9	$ 68.9
Restricted cash	—	—	4.3	4.3
Long-term debt	148.1	148.1	140.3	140.3
Derivatives:				
Interest rate swaps	0.4	0.4	0.1	0.1
Interest rate swap option	(0.1)	(0.1)	(0.1)	(0.1)
Foreign exchange contracts	$ 0.4	$ 0.4	$ (0.6)	$ (0.6)

The following methods and assumptions were used to estimate the fair values of financial instruments:

Cash and cash equivalents and restricted cash: The carrying amount approximates fair value because of the short-term maturities of such instruments.

Long-term debt: The carrying amount of long-term borrowings at variable interest rates approximates fair value.

Derivatives: The fair value of derivatives that relates to interest rate swaps and interest rate swap options was estimated based on current settlement prices and comparable contracts using current assumptions.

The cumulative gains and losses on the interest rate swaps are summarized as follows:

(in millions)	2006	2005
Balance at January 1	$0.1	$ 0.1
Change in fair value	0.3	—
Balance at December 31	$0.4	$ 0.1

The interest rate swaps have been designated as a cash flow hedge against $50.0 million of underlying variable rate debt obligations that stood at $90.0 million at December 31, 2006. $20.0 million of the swaps mature on December 14, 2007 and the remaining $30.0 million on June 12, 2009.

The hedges were determined to be effective and consequently the unrealized gain of $0.4 million in 2006 (2005 – $0.1 million) has been recorded in accumulated other comprehensive income. Ineffectiveness was determined to be immaterial in 2006 and 2005 and accordingly no gain or loss was recognized in earnings in either period. The Company does not expect any significant portion of the gain to be reclassified into earnings in the next 12 months.

Foreign exchange contracts primarily relate to contracts entered into to hedge future known transactions or hedge balance sheet net cash positions. The movements in the carrying and fair values of these contracts is largely due to changes in exchange rates against the U.S. dollar. Towards the end of 2005 the U.S. dollar strengthened against other major currencies, however, by the end of 2006 it had weakened against these same currencies.

Note 18. Financial Instruments and Risk Management

The Company has limited involvement with derivative financial instruments and does not trade them. The Company does use derivatives to manage certain interest rate and foreign exchange exposures.

The Company uses interest rate swaps, floors, collars and cap agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

The Company has determined to hedge a proportion of the outstanding variable rate debt obligation. As of December 31, 2006 the Company had the following interest rate instruments in effect (notional amounts in millions):

(in millions)	Notional Amount	Strike Rate	Expiry date
Interest swap	$30.0	4.765%	June 12, 2009
	$20.0	4.370%	December 14, 2007

The Company sells a range of Fuel Specialties, Performance Chemicals and Octane Additives to major oil refineries and chemical companies throughout the world. Credit limits, ongoing credit evaluation and account monitoring procedures are used to minimize bad debt risk. Collateral is not generally required.

Note 19. Commitments and contingencies

Operating Leases.

The Company has commitments under operating leases primarily for office space, motor vehicles and various items of computer and office equipment. The leases are expected to be renewed and replaced in the normal course of business. Rental expense was $1.9 million in 2006, $2.4 million in 2005 and $2.7 million in 2004. Future commitments under non-cancellable operating leases are as follows:

(in millions)	
2007	$1.4
2008	1.1
2009	0.8
2010	0.6
2011	0.9
Thereafter	1.3
	$6.1

Commitments in respect of environmental remediation obligations are disclosed in Note 13.

Contingencies

Bycosin Disposal

Voluntary disclosure of possible violations of the Cuban Assets Control Regulations to the Office of Foreign Assets Control. Given the international scope of its operations, the Company is subject to laws of many different jurisdictions, including laws relating to the imposition of restrictions on trade and investment with various entities, persons and countries, some of which laws are conflicting. In 2004 the Company reviewed, as it does periodically, aspects of its operations in respect of such restrictions, and determined to dispose of certain non-core, non-U.S. subsidiaries of Bycosin AB. Bycosin's non-U.S. subsidiaries had been engaged in transactions and activities involving Cuban persons and entities before the acquisition of the Bycosin Group by the Company in June 2001, and such subsidiaries were continuing to engage in such transactions and activities at the time of the disposal of the non-core Fuel Specialties business and related assets in November 2004. On November 15, 2004, Bycosin AB, a wholly-owned subsidiary of the Company organized under the laws of Sweden (now known as Innospec Sweden AB, the "Seller"), entered into a Business and Asset Purchase Agreement (the "Agreement") with Pesdo Swedcap Holdings AB (the "Purchaser"), Håkan Byström and others as the Purchaser's guarantors, and Octel Petroleum Specialities Limited (now known as Innospec Fuel Specialties Limited) as the Seller's guarantor, and completed the all-cash transaction contemplated thereby (together with related transactions, the "Transaction"). The Agreement provided for, among other things: (i) the disposal of certain non-core Fuel Specialties business and related manufacturing and other assets of the Seller; and (ii) the supply and distribution of certain power products to certain geographic regions. The net consideration paid by the Purchaser was approximately US$2.9 million.

Following completion of the Transaction, the Company made a voluntary disclosure to the U.S. Office of Foreign Assets Control (OFAC) regarding transactions and activities engaged in by certain non-U.S. subsidiaries of the Company. Disclosures, amongst other items, included that the aggregate monetary value of the transactions involving Cuban persons and entities conducted by the Company's non-U.S. subsidiaries since January 1999 was approximately $26.6 million.

At this time, however, management believes that it would be speculative and potentially misleading for the Company to predict the specific nature or amount of penalties that OFAC might eventually assess against it. While penalties could be assessed on different bases, if OFAC assessed penalties against the Company on a "performance of contracts basis", the applicable regulations provide for penalties, in the case of civil violations of the Cuban Assets Control Regulations (31 CFR. Part 515) ("CACR"), of the lesser of $65,000 per violation or the value of the contract. Since January 1999, non-U.S. subsidiaries of the Company have entered into 43 contracts with Cuban entities, each of which could be considered a separate violation of the CACR by OFAC. OFAC may take the position that the CACR should be interpreted or applied in a different manner, potentially even to permit the assessment of penalties equal to or greater than the value of the business conducted with Cuban persons or entities.

The Company has considered the range of possible outcomes and potential penalties payable. In accordance with the Company's accounting policies, provision has been made for management's current best estimate of the potential liability, including anticipated legal costs. However, should the underlying assumptions prove incorrect, the actual outcome could differ materially from management's current expectations. Management is not able to estimate the range of any additional loss, if any.

If the Company or its subsidiaries (current or former) were found not to have complied with the CACR, the Company believes that it could be subject to fines or other civil or criminal penalties which could be material.

The Chief of the Office of Global Security Risk ("OGSR") of the Securities and Exchange Commission's ("SEC") Division of Corporation Finance sent a letter to the Company dated November 22, 2005 ("SEC comment letter") regarding its Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended June 30, 2005. The SEC comment letter focused on matters arising from the Company's voluntary disclosure to OFAC. In response to the SEC comment letter, the Company submitted a letter to OGSR on December 14, 2005 and continued to be in correspondence with OGSR, regarding the submission of further information concerning its voluntary disclosure to OFAC during 2006. On November 13, 2006 the OGSR confirmed to the Company that it has no further comments on the Company's disclosure in this matter.

Oil For Food

On February 7, 2006, the SEC notified the Company that it had commenced an inquiry to determine whether any violations of federal securities law had occurred in connection with transactions conducted by the Company, including its wholly owned indirect subsidiary, Alcor Chemie Vertriebs GmbH ("Alcor"), a Swiss company, under the United Nations Oil for Food Program between June 1, 1999 and December 31, 2003. As part of its inquiry, the SEC issued a subpoena requiring the production of certain documents, including documents relating to these transactions, by the Company and Alcor. The Company, and its officers and directors, are cooperating with the SEC inquiry. At this time, management is not able to predict whether the SEC will seek to impose any fines or penalties in this matter if the Company or its subsidiaries is found not to have complied with the relevant laws.

Dispute with Ethyl Corp.

The Company is currently disputing the price that it is entitled to charge for the supply of TEL in North America to Ethyl Corporation ("Ethyl"), a subsidiary of NewMarket Corporation. This dispute is the subject of arbitration proceedings in the London Court of International Arbitration ("LCIA"). Pursuant to these proceedings, an interim order was made on September 29, 2006 requiring Ethyl to pay the increased price claimed by the Company into an escrow account pending final determination of the arbitration. The difference in prices that the Company is claiming is equivalent to approximately $3 million on an annualized basis. At December 31, 2006, Ethyl had placed approximately $1.7 million into the escrow account in respect of TEL product supplied by us during the nine months ended September 30, 2006.

The Company has also commenced proceedings in the LCIA against Ethyl regarding its marketing agreements for the supply of TEL covering the rest of the world. The Company and Ethyl are parties to certain exclusive marketing agreements governing the global marketing and sale of TEL, except in North America. One obligation on both parties is to refrain from conducting any business in their own interests that might defeat or damage the purpose of these agreements. The Company believes Ethyl has breached this duty by actively marketing and selling an alternative product. As a result, the Company is claiming damages in excess of $40 million, as well as the right to terminate these agreements.

The Company is confident in its position on these matters and believes that it will prevail. Regardless of the outcome, the Company does not believe that the disputes will have a material adverse effect on the financial position or results of the Company.

Other legal matters

We are involved from time to time in claims and legal proceedings that result from, and are incidental to, the conduct of our business including product liability claims. At December 31, 2006 the only claim of any potential consequence in which we are involved is a potential claim, which could total up to approximately $4 million, indicated by one customer that we supplied them with products that did not meet their specifications. We have denied such claim and to date legal proceedings have not been issued. Whilst it is not possible to predict the outcome of such a matter we are confident in our position. In addition, we have insurance coverage to mitigate any potential damages.

Guarantees

The Company and certain of its consolidated subsidiaries were contingently liable as of December 31, 2006, for $7.8 million, primarily relating to guarantees of debt of affiliated companies and performance under contracts entered into as a normal business practice. This included guarantees of non-U.S. excise taxes and customs duties.

Under the terms of the guarantee arrangements, generally the Company would be required to perform should the affiliated company fail to fulfil its obligations under the arrangements. In some cases, the guarantee arrangements have recourse provisions that would enable the Company to recover any payments made under the terms of the guarantees from securities held of the guaranteed parties' assets.

The Company and its affiliates have numerous long-term sales and purchase commitments in their various business activities, which are expected to be fulfilled with no adverse consequences material to the Company.

Indemnities and warranties

In connection with the disposal of Octel Waste Management Limited ("OWM") on June 26, 2003, the Company indemnified the purchaser in respect of the environmental liability arising from the possible historic contamination of its leased site at Ellesmere Port, U.K. up to a maximum of £2.0 million ($3.9 million). In general, the environmental conditions or events that are subject to this indemnity must have arisen prior to June 26, 2003 and there is no time limit on when claims must be asserted. This potential liability is included in the Company's remediation provision.

In addition, the Company provided certain warranties in respect of the disposal of OWM. The Company would be required to perform should the contingent liabilities in respect of the warranties become actual and could be required to make maximum future payments of £3.7 million ($7.2 million).

There are no recourse provisions enabling recovery of any amounts from third parties nor are any assets held as collateral in respect of the indemnity or warranties.

Note 20. Profit/(loss) on disposals

(in millions)	2006	2005	2004
Profit on disposal of surplus U.K. real estate	$ 9.6	$—	$—
Prepaid disposal costs	(0.4)		
Profit on disposal of French office	—	—	4.7
Loss on disposal of Swedish manufacturing	—	—	(9.1)
	$ 9.2	$—	$(4.4)

The profit on disposal of surplus U.K. real estate relates to the sale in August of the Company's former Fuel Technology Centre in Bletchley and sale in July of the Company's former sports and social club.

Prepaid disposal costs relate to expenditure being incurred in respect of one of our U.S. former manufacturing sites, in advance of it being marketed and disposed of.

In November 2004, our French subsidiary disposed of its former offices in Paris for consideration of $4.9 million. The offices were unoccupied as the business's operations had moved to another site in Vernon. The net book value of the property was $nil but the sale incurred costs of $0.2 million.

On November 15, 2004, the Company disposed of certain manufacturing and other assets held by our Swedish subsidiary, Bycosin AB, for consideration of $2.2 million. The net assets disposed of were $11.3 million which comprised:

(millions of dollars)	
Inventories	$ 1.1
Property, plant and equipment	2.2
Goodwill	5.8
Intercompany balances	2.9
Plant closure provisions	(0.7)
	$11.3

The net loss on disposal was $9.1 million. No tax charge or credit for the loss is anticipated.

As part of the sale of the Swedish manufacturing and other assets, Bycosin de Mexico SA de CV and Bycosin SA de CV, non-core subsidiaries of Octel Sweden AB, were also disposed of in their entirety. As there will be no ongoing involvement with this business, this element of the transaction has been included within discontinued operations (see Note 21). As the Company will continue to source product to support the marine and power markets from Sweden, the sale of the Swedish manufacturing and other assets does not meet the criteria laid down in FAS 144, *Accounting for the Impairment or Disposal of Long-lived Assets* for inclusion within discontinued operations.

Note 21. Discontinued operations

On December 31, 2005, the Company disposed of two non-core businesses, Octel Performance Chemicals Inc. and the Gamlen Industries SA waste water treatment business. The consideration received was $1.2 million and $1.9 million, respectively. The net assets disposed of were $3.1 million which comprised:

(millions of dollars)	Octel Performance Chemicals Inc.	Gamlen Industries SA waste water treatment business
Accounts receivable	$ 1.0	$ 0.4
Inventories	0.9	0.5
Property, plant and equipment	0.5	0.1
Goodwill	0.5	—
Accounts payable	(0.9)	(0.3)
Intercompany balances	0.4	—
	$ 2.4	$ 0.7

The net loss on disposal for Octel Performance Chemicals Inc. was $1.6 million which includes the net loss for the year of $0.4 million.

The net profit on disposal of the Gamlen Industries SA waste water treatment business was $0.2 million which includes the net loss for the year of $0.3 million, professional fees of $0.2 million and a tax charge of $0.5 million.

On November 15, 2004, the Company disposed of a non-core business, Bycosin Mexico, for consideration of $0.9 million. The net assets disposed of were $4.8 million which comprised:

(millions of dollars)	
Cash	$ 0.5
Accounts receivable	3.4
Inventories	0.8
Prepaid expenses	0.6
Property, plant and equipment	0.2
Goodwill	2.7
Accounts payable	(0.3)
Intercompany balances	(3.1)
	$ 4.8

The net loss on disposal was $3.9 million which includes the net income of Bycosin Mexico for 2004 up to the date of disposal of $0.4 million, professional fees of $0.2 million and a tax charge of $0.2 million.

Note 22. Other balance sheet information

Restricted cash

During 2004 the Company acquired Aroma & Fine Chemicals Limited (see Note 8). Of the total consideration $4.8 million (£2.5 million) was in the form of Loan Notes, half of which were repaid in January 2006 with the remaining half repaid in October 2006.

Other assets

Included within other assets are investments that are not consolidated by the Company on the grounds that the Company does not have a controlling financial interest. These investments are held at cost less provision for impairment. The principal affiliates are as follows:

	Ownership interest
Ferrous Corp	47.7%
PotatoPak Limited	27.5%

All of the unconsolidated affiliates are privately held companies and as such quoted market prices are not available. No dividends were received during 2006, 2005 and 2004.

In 2006 the Company sold its 20% share of Deurex and 50.0% share of Octel Chemay (Pty) Limited, both for no profit or loss. During the year the Company made sales of €1.3 million ($1.6 million) to Deurex Micro Technologies GmbH (Deurex). At December 31, 2006, the balance owed to the Company by Deurex was €0.1 million ($0.2 million).

Note 23. Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, a contingent tax asset will only be recognized if it is more likely than not that a tax position ultimately will be sustained upon audit. After this threshold is met, management's best estimate of the associated benefit will be recorded. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued FAS 157, "*Fair Value Measurements*" which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is required to adopt FAS 157 effective the first quarter of 2008 and is currently evaluating the impact on its financial statements.

In February 2007, the FASB issued FAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*". FAS 159 expands the scope of what entities may carry at fair value by offering an irrevocable option to record many types of financial assets and liabilities at fair value. Changes in fair value would be recorded in an entity's income statement. This accounting standard also establishes presentation and disclosure requirements that are intended to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 will be effective for fiscal years beginning after November 15, 2007 though earlier application is permitted under certain circumstances. The Company will begin to assess the impact, if any, that the adoption of FAS 159 will have on its financial statements.

Item 9 Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report the Company carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934).

Based upon this evaluation of disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006, in timely making known material information relating to the Company and the Company's consolidated subsidiaries required to be disclosed in the Company's reports filed or submitted under the Exchange Act.

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on the evaluation the Company concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in the *Internal Control—Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, United Kingdom (PwC), an independent registered public accounting firm, as stated in their report that is included on pages 50 and 51 of this Annual Report.

Changes in Internal Controls over Financial Reporting

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This results in refinements to processes throughout the Company. However, there has been no change in the Company's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B Other Information

None.

PART III

Item 10 Directors, Executive Officers and Corporate Governance

Information under the heading "Management" set out in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 8, 2007 ("the Proxy Statement") is incorporated herein by reference.

At its Board Meeting on February 24, 2004 the Company formally adopted a Code of Ethics. Any stockholder who requires a copy of the Code of Ethics, Corporate Governance Guidelines or any of the Board Committee Charters may obtain one by writing to the General Counsel, Innospec Inc., Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, CH65 4EY, e-mail investor@innospecinc.com. These documents can also be accessed via the Company's website, www.innospecinc.com.

Information regarding the composition and the workings of the Audit Committee are included under the headings "Corporate Governance – Committees of the Board of Directors – Audit Committee" and "Audit Committee Report" in the Proxy Statement and is incorporated herein by reference.

Item 11 Executive Compensation

The information under the heading "Compensation Discussion and Analysis" in the Proxy Statement is incorporated herein by reference.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Shares Authorized for Issuance under Equity Compensation Plans

The information contained in the table entitled "Equity Compensation Plan Information" under the heading "Equity Compensation Plans" in the Proxy Statement is incorporated herein by reference.

The current limit for the total amount of shares which can be issued or awarded under the Company's six share option plans is 3,043,000.

Item 13 Certain Relationships and Related Transactions, and Director Independence

The information under the headings "Transactions with Executives, Officers, Directors and Others" and "Certain Other Transactions and Relationships" in the Proxy Statement is incorporated herein by reference.

Item 14 Principal Accountant Fees and Services

Information with respect to fees and services related to the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is contained in the Audit Committee Report under the heading "Principal Accountant Fees and Services" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15 Exhibits and Financial Statement Schedules

(a) (1) ***Financial Statements***

The Consolidated Financial Statements of Innospec Inc. and its subsidiaries and related notes thereto, together with the report thereon of PricewaterhouseCoopers LLP dated March 16, 2007, appear on pages 50 through 95 of the 2006 Form 10-K to stockholders, are incorporated in Item 8.

(2) ***Financial Statement Schedules***

All financial statement schedules have been omitted since the information required to be submitted has been included in the financial statements or because they are either not applicable or not required under the Rules of Regulations S-X.

(3) ***Exhibits***

2.1 Transfer and Distribution Agreement, dated as of April 24, 1998, between Great Lakes Chemical Corporation ("GLCC") and the Registrant. (3)

3.1 Amended and Restated Certificate of Incorporation of the Registrant. (1)

3.2 Amended and Restated By-laws of the Registrant. (1)

4.1 Form of Common Stock Certificate. (2)

4.2 Form of Rights Agreement between the Registrant and First Chicago Trust Company of New York, as Rights Agent. (2)

4.3 Form of Certificate of Designations, Rights and Preferences of Series A Junior Participating Preferred Stock of the Registrant. (2)

4.4 Indenture dated as of May 1, 1998 among the Registrant, Octel Developments PLC and the IBJ Schroder Bank and Trust Company, as trustee. (4)

4.5 Form of 10% Senior Notes (contained in Exhibit 4.4 as Exhibit A). (4)

4.6 Registration Rights Agreement dated as of April 30, 1998 among the Registrant, Octel Developments PLC and the initial purchasers. (1)

4.7 Purchase Agreement dated as of April 30, 1998 among the Initial Purchasers, Octel Developments PLC and the Registrant. (4)

4.8	Share purchase agreement between OBOAdler Holdings Limited and The Associated Octel Company Limited relating to the sale and purchase of the whole of the issued share capital of OBOAdler Company Limited, dated June 1, 1999. (6)
4.9	Amendment to Rights Agreement. (10)
4.10	Share Repurchase Plan between the Company and J. P. Morgan Securities Inc. dated February 16, 2006. (23)
4.11	Share Repurchase Plan between the Company and J. P. Morgan Securities Inc. dated August 21, 2006. (25)
10.1	Tax Disaffiliation Agreement between GLCC and the Registrant. (1)
10.2	Corporate Services Transition Agreement between GLCC and the Registrant. (1)
10.3	Supply Agreement between GLCC and the Registrant for the supply of ethylene dibromide. (1)
10.4	Supply Agreement between GLCC and the Registrant for the Supply of anhydrous hydrogen bromide. (1)
10.5	Supply Agreement for the Supply of 10% sodium hydroxide solution. (1)
10.6	Ethyl Corporation Market and Sales Agreement. (4)
10.7	Innospec Inc. Non Employee Directors Stock Option Plan. (4)
10.8	Employment Agreement between Associated Octel Limited and Steve W Williams, Geoff J Hignett, Graham M Leathes and Robert A Lee. (1)
10.9	Employment Agreement between Associated Octel Limited and Dennis J Kerrison. (1)
10.10	Agreement between GLCC and the Registrant for the Toll Manufacturing of Stadis Product. (4)
10.11	Innospec Inc. Time Restricted Stock Option Plan. (3)
10.12	Innospec Inc. Performance Related Stock Option Plan. (3)
10.13	Associated Octel Savings-Related Stock Option Plan. (3)
10.14	Form of Innospec Inc. Approved Company Share Option Plan. (8)
10.15	Form of Innospec Inc. Profit Sharing Share Scheme. (8)
10.16	Employment Agreement between The Associated Octel Company Limited and Alan G Jarvis. (9)

10.17 Employment offer letter from The Associated Octel Company Limited to John P Tayler. (9)

10.18 Consultancy Agreement between Innospec Inc. and Robert E Bew. (9)

10.19 Employment offer letter from The Associated Octel Company Limited to Ian A Watling. (11)

10.20 Employment offer letter from The Associated Octel Company Limited to Philip J Boon. (11)

10.21 Executive Services agreement, Richard Shone (13)

10.22 Contract of Employment, Sharon Todd. (13)

10.23 Contract of Employment, Ian McRobbie. (13)

10.24 Contract of Employment, Paul Jennings. (13)

10.25 Contract of Employment, Alexander Dobbie. (13)

10.26 Contract of Employment, Dr. Catherine Hessner. (17)

10.27 Contract of Employment, Andrew Hartley. (17)

10.28 $100,000,000 term loan agreement between Innospec Inc., Octel Associates, Barclays Capital, Barclays Bank plc and others, dated June 3, 1999. (6)

10.29 US$250,000,000 Facilities Agreement dated 29 October 2001 for Innospec Inc. with Barclays Capital acting as mandated Lead Arranger and Barclays Bank plc acting as Agent and Security Agent. (12)

10.30 Amendment and Restatement Agreement, dated 30 January 2004, relating to a Facilities Agreement, dated 29 October 2001 (as amended), by and among the Registrant, Barclays Bank plc, Lloyds TSB Bank plc, The Governor and Company of The Bank of Scotland, and certain other parties thereto. (14)

10.31 Business and Asset Purchase Agreement, dated November 15, 2004, between Bycosin AB, Håkan Byström and others, and Octel Petroleum Specialties Limited. (16)

10.32 Supply Agreement, dated November 15, 2004, between Bycosin AB and Pesdo Swedcap Holdings AB. (16)

10.33 Resignation Agreement of Mr. D. Kerrison, dated April 12, 2005. (18)

10.34 Contract of Employment, Paul W. Jennings, dated September 21, 2005. (19)

10.35	Contract of Employment, Patrick Williams, dated October 11, 2005. (20)
10.36	Fixed term agreement, James F. Lawler, dated December 7, 2005. (21)
10.37	Amendment and Restatement Agreement, dated 13 December, 2005, relating to a Facilities Agreement, dated 29 October 2001 (as amended), by and among the Registrant, Barclays Bank plc, Lloyds TSB Bank plc, The Governor and Company of The Bank of Scotland, and certain other parties thereto.
10.38	Contract of Employment, Ian Cleminson, dated June 30, 2006. (24)
12.1	Statement Regarding Computation of Financial Ratios (filed herewith).
13.1	Opinion of Ernst & Young LLP on 1997 Combined Financial Statements. (9).
14	The Innospec Inc. Code of Ethics. (15)
21.1	Principal Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
24.1	Powers of Attorney of Directors and Officers of the Registrant. (4)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
99.1	Consolidated Financial Statements of OBOAdler Company Limited as of June 30, 1999 and for the year then ended. (7)

Notes

(1) Incorporated by reference to the Company's amendment dated April 21, 1998, to a previously filed Form 10-/A.

(2) Incorporated by reference to the Company's Form 10-/A previously filed on April 10, 1998.

(3) Incorporated by reference to the Company's amendment dated May 4, 1998 to a previously filed Form 10-/A.

(4) Incorporated by reference to the Company's Form S-4 previously filed on October 1, 1998.

(5) Filed with the Company's Form 10-Q on November 10, 1998.

(6) Filed with the Company's Form 8-K on November 12, 1999.

(7) Filed with the Company's Form 8-K/A on January 20, 2000.

(8) Filed with the Company's Form 10-K on March 26, 1999.

(9) Filed with the Company's Form 10-K on March 27, 2000.

(10) Filed with the Company's Form 8-K on July 21, 2000.

(11) Filed with the Company's Form 10-K on March 26, 2001.

(12) Filed with the Company's Form 10-K on March 25, 2002.

(13) Filed with the Company's Form 10-K on March 28, 2003.

(14) Filed with the Company's Form 8-K on February 9, 2004.

(15) Filed with the Company's Proxy Statement on March 15, 2004.

(16) Filed with the Company's Form 8-K on November 19, 2004.

(17) Filed with the Company's Form 10-K on March 31, 2005.

(18) Filed with the Company's Form 8-K on April 12, 2005.

(19) Filed with the Company's Form 8-K on September 27, 2005.

(20) Filed with the Company's Form 8-K on October 12, 2005.

(21) Filed with the Company's Form 8-K on December 7, 2005.

(22) Filed with the Company's Form 8-K on December 19, 2005.

(23) Filed with the Company's Form 8-K on February 17, 2006.

(24) Filed with the Company's Form 8-K on June 30, 2006.

(25) Filed with the Company's Form 8-K on August 21, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOSPEC INC.	By:	/s/ Paul W. Jennings
(Registrant)		PAUL W. JENNINGS
Date:		President and Chief Executive Officer
March 16, 2007		

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 16, 2007:

/s/ Ian P. Cleminson Ian P. Cleminson	Executive Vice President and Chief Financial Officer
/s/ Robert E. Bew Dr Robert E. Bew	Chairman and Director
/s/ Hugh G. C. Aldous Hugh Aldous	Director
/s/ Charles M. Hale Charles M. Hale	Director
/s/ Martin M. Hale Martin M. Hale	Director
/s/ Samuel A. Haubold Samuel A. Haubold	Director
/s/ James Puckridge James Puckridge	Director

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END



Innospec Inc.
Innospec Manufacturing Park
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK
Tel: +44 (0)151 355 3611
Fax: +44 (0)151 356 2349
www.innospecinc.com